UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

3rd QUARTER

2018

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

Bradesco

Pra frente.

Table of contents

1 - Press Release	3
Main Information	4
Recurring Net Income vs. Book Net Income	5
Summarized Analysis of Recurring Income	5
Main Economic Indicators	9
Guidance	9
2 - Economic and Financial Analysis	11
Interest - Earning and Non-Interest Earning Portions	12
NII - Interest Earning Portion	13
Main Indicators of Loan Portfolio	14
Loan Portfolio	16
Expanded Loan Portfolio	17
Main Funding Sources	21
Insurance, Pension and Capitalization	22
Fee and Commission Income	27
Operating Expenses	28
Additional Information	29
Selected Information – History	30
Statement of Income – Managerial vs. Recurring	31
Balance Sheet – Consolidated	33
3 - Additional Information	35
Return to Shareholders	36
Additional Information	37
Next	39
Risk Management	40
Capital Management	40
Minimum Capital Required – Grupo Bradesco Seguros	41
Basel Ratio	41
Corporate Governance	42
Compliance and Integrity Program	42
Investor Relations area – IR	42
Sustainability and Social Actions	43
4 - Independent Auditors' Report	45
Limited assurance report about consolidated supplementary accounting information included within the Economic and Financial Analysis Report	46
5 - Complete Financial Statements	49

1

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

2

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Main Information

3Q18

Recurring Net Income	Efficiency Ratio (ER)	Profitability
"R$5.5 billion" + 13.7% in 12 months + 6.0% in the quarter	"40.8% in 12 months and 40.7% in the quarter"	"Return on Average Equity 19.0%" (Net Income for the Quarter)

R$ million (unless otherwise stated)	3Q18	2Q18	3Q17	9M18	9M17	Variation% (unless otherwise stated) 3Q18 x 2Q18	3Q18 x 3Q17	9M18 x 9M17
Result								
Recurring Net Income (1)	5,471	5,161	4,810	15,734	14,162	6.0	13.7	11.1
Total Net Interest Income	15,749	15,084	15,361	46,519	47,289	4.4	2.5	(1.6)
Expanded ALL (2)	(3,512)	(3,437)	(4,579)	(10,841)	(15,239)	2.2	(23.3)	(28.9)
Fee and Commission Income	8,072	8,119	7,822	24,022	22,748	(0.6)	3.2	5.6
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,588	18,223	18,637	53,381	55,097	(3.5)	(5.6)	(3.1)
Statement of Financial Position								
Total Assets (3)	1,356,748	1,306,209	1,311,672	1,356,748	1,311,672	3.9	3.4	3.4
Loans - Expanded Loan Portfolio (4)	523,431	515,635	486,864	523,431	486,864	1.5	7.5	7.5
- Individuals	186,159	182,817	172,207	186,159	172,207	1.8	8.1	8.1
- Companies	337,272	332,818	314,657	337,272	314,657	1.3	7.2	7.2
Shareholders' Equity	115,670	113,039	110,301	115,670	110,301	2.3	4.9	4.9
Assets under Management	2,089,070	2,014,113	1,991,708	2,089,070	1,991,708	3.7	4.9	4.9
Highlights								
Annualized Return on Average Equity (ROAE) - % (5)	19.0	18.4	18.0	18.7	18.1	0.6 p.p.	1.0 p.p.	0.6 p.p.
Efficiency Ratio (ER) - % (6)	40.7	40.8	41.5	40.8	40.7	(0.1) p.p.	(0.8) p.p.	0.1 p.p.
Recurring Net Income per Share (in the last 12 months) - R$ (7)	3.08	2.98	2.77	3.08	2.77	3.4	11.2	11.2
Market Capitalization (8)	182,110	171,604	208,250	182,110	208,250	6.1	(12.6)	(12.6)
Interest on Shareholders' Equity - Net	1,526	1,511	1,518	4,556	3,907	1.0	0.5	16.6
Delinquency Ratio (> 90 days (9) / Loan Portfolio) - %	3.6	3.9	4.8	3.6	4.8	(0.3) p.p.	(1.2) p.p.	(1.2) p.p.
Tier I Capital - %	12.2	11.4	13.4	12.2	13.4	0.8 p.p.	(1.2) p.p.	(1.2) p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(4) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(5) It excludes mark-to-market effect of Available-for-Sale Securities recorded under the Shareholders' Equity;
(6) For 9M18 / 9M17 considers the cumulative index in 12 months;
(7) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(9) Overdue loans.

4

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Recurring Net Income vs. Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	3Q18	2Q18	3Q17	9M18	9M17
Recurring Net Income	5,471	5,161	4,810	15,734	14,162
Non-Recurring Events	(462)	(633)	(1,926)	(1,730)	(3,296)
- Goodwill amortization (Gross)	(381)	(613)	(583)	(1,601)	(1,702)
- PDVE (Special Voluntary Severance Program Scheme)	-	-	(1,262)	-	(1,262)
- Other (1)	(81)	(20)	(81)	(129)	(332)
Book Net Income	5,009	4,528	2,884	14,004	10,866

(1) In the nine months of 2018 and the third quarter of 2018, refers: (i) to "Concilia Rio" – program of debt settlement regarding municipal taxes (ISS, IPTU, ITBI, etc.) of the city of Rio de Janeiro, in the amount of R$40 million; and (ii) contingent liabilities. In the nine months of 2017, refers to: (i) regulatory change in Cielo, totaling R$210 million; (ii) special tax regulation program – PERT, totaling R$192 million, in the third quarter of 2017; (iii) "opening of capital (IPO) IRB, in the amount of R$149 million", in the third quarter of 2017; (iv) impairment of non-financial assets, totaling R$47 million, in the third quarter of 2017; (v) reversion of the tax provision related to social security contributions – Odontoprev, totaling R$101 million, in the third quarter of 2017; and (vi) contingent liabilities.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	3Q18	2Q18	3Q17	9M18	9M17	Variation % 3Q18 x 2Q18	Variation % 3Q18 x 3Q17	Variation % 9M18 x 9M17
Net Interest Income	15,749	15,084	15,361	46,519	47,289	4.4	2.5	(1.6)
- NII - Interest Earning Portion	15,583	14,979	15,436	46,055	47,114	4.0	1.0	(2.2)
- NII - Non-Interest Earning Portion (1)	166	105	(75)	464	175	58.1	-	165.1
Expanded ALL	(3,512)	(3,437)	(4,579)	(10,841)	(15,239)	2.2	(23.3)	(28.9)
ALL Expenses	(4,857)	(4,369)	(4,955)	(13,825)	(17,385)	11.2	(2.0)	(20.5)
Income from Credit Recovery	2,529	1,652	1,838	5,628	5,460	53.1	37.6	3.1
Granted Discounts / Other (2)	(854)	(507)	(705)	(1,846)	(1,729)	68.4	21.1	6.8
Impairment of Financial Assets	(330)	(213)	(757)	(798)	(1,585)	54.9	(56.4)	(49.7)
Gross Income from Financial Intermediation	12,237	11,647	10,782	35,678	32,050	5.1	13.5	11.3
Income from Insurance, Pension Plans and Capitalization Bonds (3)	1,999	2,205	1,511	5,719	4,919	(9.3)	32.3	16.3
Fee and Commission Income	8,072	8,119	7,822	24,022	22,748	(0.6)	3.2	5.6
Personnel Expenses	(5,006)	(4,927)	(4,833)	(14,762)	(14,622)	1.6	3.6	1.0
Other Administrative Expenses	(5,093)	(4,993)	(5,030)	(14,896)	(14,782)	2.0	1.3	0.8
Tax Expenses	(1,704)	(1,831)	(1,696)	(5,356)	(5,186)	(6.9)	0.5	3.3
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	41	48	42	116	162	(14.6)	(2.4)	(28.4)
Other Operating Income / (Expenses)	(2,119)	(2,124)	(1,846)	(6,280)	(5,470)	(0.2)	14.8	14.8
Operating Income	8,427	8,144	6,752	24,241	19,819	3.5	24.8	22.3
Non-Operating Income	(17)	(17)	(25)	(43)	(111)	-	(32.0)	(61.3)
Income Tax / Social Contribution	(2,897)	(2,909)	(1,771)	(8,289)	(5,310)	(0.4)	63.6	56.1
Non-controlling interests in subsidiaries	(42)	(57)	(146)	(175)	(236)	(26.3)	(71.2)	(25.8)
Recurring Net Income	5,471	5,161	4,810	15,734	14,162	6.0	13.7	11.1

(1) Includes impairment of financial assets without characteristic of credit;

(2) Includes the result with BNDU and provision for sureties and guarantees; and

(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

Banco Bradesco 5

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Recurring Net Income

With the net income of the 3Q18, we reached a return on the Average Adjusted Shareholders' Equity (ROAE) of 19.0%. Profit growth in this quarter counted on the good evolution of the net interest income and the performance of ALL expenses (Expanded), which practically remained stable in the 3Q18, even considering the growth of the loan portfolio, in which the operations with individuals are highlighted, that increased by 2% in the quarter. In the annual comparison (3Q18 x 3Q17), in addition to higher revenues with the net interest income, there were also significant decreases in ALL expenses (Expanded), higher revenues from insurance, pension plans and capitalization bonds and change in the revenues of fee and commission income. These factors lead to a boost in the operating income in both comparison periods (quarterly and annual).

▲ 11.1%
▲ 13.7%
▲ 6.0%
R$ million
4,810
5,161
5,471
14,162
15,734
30.8%
30.7%
26.7%
29.1%
29.3%
69.2%
69.3%
73.3%
70.9%
70.7%
3Q17
2Q18
3Q18
9M17
9M18
Banking Activities
Insurance Activities

Efficiency Ratio (ER)

53.2%
52.4%
51.6%
50.4%
49.3%
40.7%
40.8%
40.9%
41.0%
40.8%
41.5%
41.3%
40.3%
40.8%
40.7%
3Q17
4Q
1Q18
2Q
3Q
Quarterly Efficiency Ratio
12-month risk-adjusted efficiency ratio
12-month efficiency ratio

The positive performance of the quarterly ER and the last 12 months accumulated derive from the increase in the net interest income, according to the chart analysis on the side, and the control of the operating expenses. Again, we calculated an improvement in the risk adjusted ER (in 12 months) reflecting the significant decrease in ALL expenses (Expanded).

Net Interest Income

▼-1.6%
▲ 2.5%
▲ 4.4%
R$ million
15,361
15,084
15,749
47,289
46,519
(75)
105
166
175
464
15,436
14,979
15,583
47,114
46,055
3Q17
2Q18
3Q18
9M17
9M18
NII - Interest Earning Portion
NII - Non-Interest Earning Portion

The increase of the net interest income presented in the quarters is due to the increase in the credit intermediation margin, which reflects the average volume growth in business and of the increments obtained with ALM and Insurance margins, due to higher efficiency relating to the Organization's asset and liability management.

6

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)

▼-28.9%
3.8%
2.7%
2.7%
▼-23.3%
▲2.2%
R$ million
4,579
3,437
3,512
3,822
3,224
3,182
757
213
330
15,239
10,841
13,654
10,043
1,585
798
3Q17
2Q18
3Q18
9M17
9M18
ALL, Loan Recovery and Granted Discounts
Impairment of Financial Assets
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The expenses with ALL (Expanded) showed a slight increase compared with 2Q18, due to the highest impairment of financial assets constitution. In the 3Q18, the higher expense lines with ALL (Gross), and Incomes with Credit Recovery written-off as losses, reflect the restructuring made with large clients of credits that had already been written off as loss to the total amount of R$920 million. The accounting criteria require that these restructurings are entered with the record of new credit (in the renegotiation portfolio), as recovered revenue and the consequent record of the respective provision of 100%. In the 3Q17 comparison, the strong decrease in the ALL expense (Expanded) is related to the quality improvement of the loan portfolio and lower expenses with impairment of financial assets.

Fee and Commission Income

27.7
28.1
28.1
▲5.6%
22,748
24,022
▲3.2%
R$ million
▲-0.6%
7,822
8,119
8,072
3Q17
2Q18
3Q18
9M17
9M18
Fee and Commission Income
Checking Account Holders - million

The good performance in the 3Q17 comparison of our revenues from fee and commission income was observed in the majority of the lines, with emphasis on the revenues with checking account, card income, asset management, consortium management and collection. We emphasize that the good performance is related to the increase in the volume of operations, reflecting the greater offer of products and services to the clients and synergy gains resulting from the acquisition of HSBC Brasil. In the quarterly comparison, the revenues are impacted by the lines of underwriting/ financial advisory services and loans operations, given the strong performance recorded in the 2Q18.

Income from Insurance, Pension Plans and Capitalization Bonds

▲16.3%
5,719
4,919
▲32.3%
▼-9.3%
R$ million
2,205
1,999
1,511
3Q17
2Q18
3Q18
9M17
9M18

The increase in the 3Q17 comparison reflects the lower expenses with a variation of technical provisions, the improvement of claims, mainly the segments of "Life and Pension" and "Health". The lower performance of the 3Q18 compared with the previous quarter is influenced by the lower variation of technical provisions in the 2Q18 of the "Life and Pension" segment, totaling R$324 million, in accordance with the standard provisioned for in Liability Adequacy Test (LAT), which occurs recurrently, in June and December of each year.

Operating Expenses
(Personnel and Administrative)

▲0.9%
29,404
29,658
▲ 2.4%
▲ 1.8%
14,622
14,762
R$ million
9,863
9,920
10,099
4,833
4,927
5,006
14,782
14,896
5,030
4,993
5,093
3Q17
2Q18
3Q18
9M17
9M18
Administrative Expenses
Personnel Expenses

Personnel Expenses – the increase of expenses, both in the quarterly and 3Q17 comparatives, reflects the effects of the collective bargaining of 2018/2019, whose readjustment for this year was of 5% and higher expenses on employees Profit Sharing (PLR) as a result of the growth in this period's net profit.

Administrative Expenses – the increase in expenses in the periods derives from the greater volume of businesses and services and higher expenses with advertising and marketing. In relation to the 3Q17, the expenses showed a good performance, especially considering inflation in the period, highlighting the decrease in expenses on transportation, security and surveillance, communication, materials and financial system services, that reflects the adjustments made, as well as the synergies of the acquisition of HSBC Brasil and the strategy for optimization of customer service aspects.

Banco Bradesco 7

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Sept18	June18	Sept17	Variation % Sept18 x June18	Variation % Sept18 x Sept17	As % of Sept18
Companies	**337,272**	**332,818**	**314,657**	**1.3**	**7.2**	**64.4**
Large Corporates	238,896	237,868	223,801	0.4	6.7	45.6
Micro, Small and Medium-Sized Enterprises	98,376	94,950	90,856	3.6	8.3	18.8
Individuals	**186,159**	**182,817**	**172,207**	**1.8**	**8.1**	**35.6**
Payroll-deductible Loans	48,572	46,593	42,551	4.2	14.2	9.3
Real Estate Financing	37,051	35,618	33,305	4.0	11.2	7.1
Credit Card	33,150	33,606	32,867	(1.4)	0.9	6.3
CDC / Vehicle Leasing	22,643	22,167	19,851	2.1	14.1	4.3
Personal Loans	19,247	18,490	17,122	4.1	12.4	3.7
Other	25,496	26,343	26,511	(3.2)	(3.8)	4.9
Expanded Loan Portfolio	**523,431**	**515,635**	**486,864**	**1.5**	**7.5**	**100.0**
		Without exchange variation		1.2	5.6	

Delinquency Ratio over 90 days

%
Dec16 Mar17 June Sept Dec Mar18 June Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

For the sixth consecutive quarter, the delinquency ratio showed a decrease, reflecting the better quality of the new captures and adjustments in the credit granting and credit recovery processes. All the segments showed an improvement in index since the beginning of 2018, particularly the segments of micro, small and medium-sized enterprises, and of Individuals that also benefited from the change of the portfolio's mix, which occurred during the periods. Since the peak of delinquency in March 2017, the total index experienced a decrease of 2.0 p.p..

Effective Coverage Ratio

%
Dec16 Mar17 June Sept Dec Mar18 June Sept
Net losses in 12 months (B)
E-H Non-Performing Loans
Total Provision (A)
Effective Coverage Ratio (A/B) (1)

(1) As of March 2017, it includes the provision for guarantees provided.

NPL Creation – 90 days vs. Write-offs

The NPL Creation compared to the loan portfolio remained stable in the quarter, reflecting the better quality of the new captures, the strengthening of the policy and procedures for granting credit and the reduction of the deliquency ratio.

R$ million
4Q16 1Q17 2Q 3Q 4Q 1Q18 2Q 3Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

8

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Main Economic Indicators

Main Indicators (%)	3Q18	2Q18	3Q17	9M18	9M17
Interbank Deposit Certificate (CDI)	1.59	1.56	2.25	4.81	8.03
Ibovespa	9.04	(14.76)	18.11	3.85	23.36
USD – Commercial Rate	3.84	16.01	(4.24)	21.04	(2.80)
General Market Price Index (IGP-M)	2.75	3.87	(0.15)	8.30	(2.10)
Extended Consumer Price Index (IPCA)	0.72	1.89	0.59	3.34	1.78
Business Days (#)	64	63	64	188	188
Calendar Days (#)	92	91	92	273	273
Indicators (Closing Rate)					
USD – Commercial Selling Rate - (R$)	4.0039	3.8558	3.1680	4.0039	3.1680
EMBI+ (Emerging Markets Bond Index Plus)	337	330	246	337	246
Selic - Base Interest Rate (% p.a.)	6.50	6.50	8.25	6.50	8.25
BM&F Fixed Rate (% p.a.)	7.95	7.58	7.13	7.95	7.13

Bradesco's Projections up to 2020

%	2018	2019	2020
USD - Commercial Rate (year-end) - R$	3.90	3.80	3.87
Extended Consumer Price Index (IPCA)	4.40	4.25	4.00
General Market Price Index (IGP-M)	8.10	4.26	4.25
Selic (year-end)	6.50	8.00	7.00
Gross Domestic Product (GDP)	1.10	2.50	3.00

Guidance

Perspectives for 2018

	2018	Actual 9M18 x 9M17
Expanded Loan Portfolio	3% to 7%	7.5% (5.6% without exchange variation)
NII - Interest-Earning Portion	-4% to 0%	-2.2%
Fee and Commission Income	4% to 8%	5.6%
Operating Expenses (Administrative and Personnel Expenses)	-2% to 2%	0.9%
Insurance Premiums	2% to 6%	-3.1%
Expanded ALL	R$ 13 bi to R$ 16 bi	R$ 10.8 bi (Realized 9M18)

The majority of our perspectives for 2018 is within estimation and, in relation to the performance of the insurance premiums, it should be highlighted that the income has no linear behavior, thus presenting the best performance in the last quarter of every year.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance for example, are based on assumptions, which depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Banco Bradesco 9

Net Interest Income Breakdown and Analysis

14.0%
13.8%
12.9%
11.6%
9.9%
8.4%
7.4%
6.7%
7.5%
7.4%
7.2%
6.9%
6.7%
6.6%
6.4%
6.3%
R$ million
16,440
16,036
15,892
15,361
15,813
15,686
15,084
15,749
136
114
152
193
105
166
16,743
15,900
15,778
15,436
15,661
15,493
14,979
15,583
(303)
(75)
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
NII - Non-Interest Earning Portion
NII - Interest Earning Portion
12-month Interest-Earning Portion NIM = Interest-Earning Portion of the NII/Average Assets – Repos – Permanent Assets (1)
Average Selic Rate (12 months)

(1) For the calculation of the average interest-earning portion rate, we used average assets, including other non-remunerated assets.

Average Net Interest Income Rate

R$ million	3Q18	2Q18	3Q17	9M18	9M17		Variation
						3Q18 x	3Q18 x	9M18 x
Net Interest Income						2Q18	3Q17	9M17
NII - Interest-earning portion - due to volume						687	909	346
NII - Interest-earning portion - due to spread						(83)	(762)	(1,405)
- NII - Interest Earning Portion	15,583	14,979	15,436	46,055	47,114	604	147	(1,059)
- NII - Non-Interest Earning Portion	166	105	(75)	464	175	61	241	289
Net Interest Income	15,749	15,084	15,361	46,519	47,289	665	388	(770)
Average Net Interest Income Rate (1)	6.3%	6.2%	6.6%	6.3%	6.8%

(1) Average rate in the quarter/ cumulative in the period = (Net Interest Income / Total Average Assets - Repos - Permanent Assets).

Interest Earning Portion – Average Rates (12 months)

R$ million	Credit Intermediation (1)			Insurance			ALM / Other (1) (2)			Total
	NII -			NII -			NII -			NII -
	Interest	Average	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Earning	Balance	Rate	Earning	Balance	Rate	Earning	Balance	Rate	Earning	Rate
	Portion			Portion			Portion			Portion
3Q18	12,323	450,133	11.3%	1,193	253,772	2.1%	2,067	359,633	2.3%	15,583	6.3%
2Q18	12,127	428,486	11.4%	988	252,485	2.2%	1,864	346,714	2.1%	14,979	6.4%
3Q17	12,119	417,374	11.9%	1,503	237,277	2.5%	1,814	391,133	1.8%	15,436	6.9%
9M18	36,140	431,527	11.3%	3,707	251,852	2.1%	6,208	357,996	2.3%	46,055	6.3%
9M17	37,417	425,082	11.9%	4,177	232,237	2.5%	5,520	399,524	1.8%	47,114	6.9%
(1) As of 1Q18, we considered the margin of the financial assets of fixed income, with characteristics of credit (mostly debentures) in the margin of credit intermediation, formerly classified as ALM/other. For the purposes of comparability, the previous periods have been reclassified; and
(2) It reflects, mainly, the operations of the treasury in asset and liability management (ALM).

Interest Earning Portion – Volume Variation vs. Spread

o   Credit Intermediation – the evolution in the quarterly comparison and relating to 3Q17 is fueled by the largest average business volume, mainly in the operations to Individuals. The reductions presented in average spreads reflect the change of the loan portfolio’s mix, which has shown an evolution in products with a lower rate and risk and competitive market dynamics.

o   Insurance – the performance in the periods is primarily due to the movement of the price indexes (IGP-M and IPCA), besides, in the 3Q18, we had positive effects by the behavior of the interest rates.

o   ALM / Other – it reflects the greater efficiency in the operations of the treasury in the management of proprietary positions of assets/liabilities (ALM).

R$ million
	3Q18	2Q18	3Q17	9M18	9M17		Variation
NII - Earning Portion						3Q18 x	3Q18 x	9M18 x
Breakdown						2Q18	3Q17	9M17
Credit Intermediation	12,323	12,127	12,119	36,140	37,417	196	204	(1,277)
Insurance	1,193	988	1,503	3,707	4,177	205	(310)	(470)
ALM/Other	2,067	1,864	1,814	6,208	5,520	203	253	688
NII - Interest-Earning Portion	15,583	14,979	15,436	46,055	47,114	604	147	(1,059)

										NII - Interest-Earning
R$ million	Credit Intermediation				Insurance			ALM/Other			Portion
	3Q18 x	3Q18 x	9M18 x	3Q18 x	3Q18 x	9M18 x	3Q18 x	3Q18 x	9M18 x	3Q18 x	3Q18 x	9M18 x
Volume x Spread	2Q18	3Q17	9M17	2Q18	3Q17	9M17	2Q18	3Q17	9M17	2Q18	3Q17	9M17
NII - Interest-earning portion - due to volume	613	951	567	5	104	353	69	(146)	(574)	687	909	346
NII - Interest-earning portion - due to spread	(417)	(747)	(1,844)	200	(414)	(823)	134	399	1,262	(83)	(762)	(1,405)
Variation NII - Interest-Earning Portion	196	204	(1,277)	205	(310)	(47 0)	203	253	688	604	147	(1,059)

Earning Portion of Credit Intermediation vs. ALL (Expanded)

The increase in the average business volume fueled the growth of the gross credit intermediation margin, as well as the quality improvement of the portfolio reflected in the reduction of the cost of delinquency (Expanded ALL), is contributing with the growth of the net margin.

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities (1)

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations not only present a lower risk, but also provide favorable conditions to gain customer loyalty.

(1) Only normal course operations.

DelinquencyRatio

Over 90 days

For the sixth consecutive quarter, delinquency declined, reflecting the better quality of the new captures and adjustments in the credit granting and recovery processes. All portfolios showed an improvement in the index since early 2018, mainly for micro, small and medium-sized enterprises, whose balance in arrears declined 11% in the quarter and 28% within 12 months, and the individuals indicator, which decreased by 13% in the balance in arrears within 12 months, a reflex of the strategy of change of mix in the portfolio, which occurred during the periods. Since the peak of total delinquency in March 2017, the index presents a decrease of 2.0 p.p.

15-90 days

In the quarter and in the last 12 months, short-term delinquency showed an improvement following the trend of reduction observed in the series. It is highlighted the constant improvement for micro, small and medium-sized enterprises portfolio showed since early 2018.

Effective Coverage Ratio

Accompanying the constant improvement of the delinquency ratio and the low levels in the origination of overdue loans (NPL Creation), the net losses of recoveries estimated for September 2018 point to 2.6%, the lowest rate over the last eight years, resulting in a effective coverage ratio of 342%.

NPL Creation – 90 days vs. Write-offs

As a reflection of the strengthening of the policy and of the processes of granting credit and credit recovery, the total NPL Creation in relation to the portfolio remained stable in the quarter, and showed an improvement in all portfolios compared with 3Q17. It is highlighted the micro, small and medium-sized enterprises’ portfolio, whose origination of credits in arrears decreased 25% in the quarter, registering the lowest level since the calculation of this indicator began.

Below, we have demonstrated the opening of the NPL Creation per portfolio.

Total - 90 days
1.8%
1.8%
1.4%
1.4%
1.4%
1.2%
1.0%
1.0%
R$ million
6,963
6,732
6,695
6,780
5,200
8,180
4,997
5,934
5,118
5,443
4,396
5,363
3,904
4,892
4,011
4,859
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Large Corporates
0.4%
1.5%
0.6%
0.7%
0.4%
0.5%
0.3%
0.5%
R$ million
542
1,595
1,841
598
669
1,649
754
513
475
439
573
459
327
494
572
816
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
NPL Creation - Large Corporates
Write-offs - Large Corporates
NPL / Large Corporates

Micro, Small and Medium-Sized Enterprises
2.9%
2.0%
1.9%
1.8%
2.4%
1.6%
1.2%
0.9%
R$ million
2,740
2,243
1,770
2,607
1,578
2,815
1,523
2,000
1,996
2,043
1,323
1,766
1,089
1,690
814
1,313
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
NPL Creation - Micro, Small and Medium-Sized Enterprises
Write-offs - Micro, Small and Medium-Sized Enterprises
NPL / Micro, Small and Medium-Sized Enterprises

Individuals
2.2%
1.8%
1.7%
1.6%
1.5%
1.4%
1.4%
1.4%
R$ million
3,681
2,894
3,084
3,575
2,953
3,716
2,720
3,421
2,647
2,961
2,500
3,138
2,488
2,708
2,625
2,730
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
NPL Creation - Individuals
Write-offs - Individuals
NPL / Individuals

Coverage Ratio

Following the constant improvement of the indicators of delinquency, coverage ratios showed another quarter with improvement, reaching very satisfying levels. Along with the allowance for loan losses required by Bacen, we have an excess provision of R$6.9 billion to cover possible adverse scenarios, as well as other operations and commitments related to credit risk.

Bacen Portfolio vs. Expanded Portfolio

The loan portfolio (Bacen) of September 2018, which registered a positive increase in the quarter and in the last 12 months, was boosted both by operations with Companies and operations with Individuals, with emphasis on personal loans and payroll-deductible loans, real estate financing and vehicle.

We emphasize the average daily origination of the operations with Individuals, which grew 8% compared to the previous quarter, and was 30% higher than the daily average of the 3Q17. For Companies, growth in comparison to 3Q17 was 41%, and an 8% decrease in comparison to the previous quarter, mainly due to the lower product origination from directed resources.

In the expanded portfolio, we highlight the growth in 12 months of operations with debentures, in which the majority are designed for large corporates.

	Sept18	June18	Sept17	Variation %
				Quarter	12 months
Individuals	185,249	181,751	171,008	1.9	8.3
Companies	213,755	209,054	197,891	2.2	8.0
Loan Portfolio - Bacen	399,004	390,805	368,899	2.1	8.2
Sureties and Guarantees	71,462	71,765	72,511	(0.4)	(1.4)
Operations bearing Credit Risk - Commercial Portfolio (1)	47,479	47,776	42,875	(0.6)	10.7
Other (2)	5,486	5,289	2,579	3.7	112.7
Expanded Loan Portfolio	523,431	515,635	486,864	1.5	7.5
		Without exchange variation		1.2	5.6
(1) It includes debentures operations and promissory notes; and
(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million
	Sept18	June18	Sept17	Variation %
				Quarter	12 months
Individuals	186,159	182,817	172,207	1.8	8.1
Consumer Financing	123,612	120,856	112,391	2.3	10.0
Payroll-deductible Loans	48,572	46,593	42,551	4.2	14.2
Credit Card	33,150	33,606	32,867	(1.4)	0.9
CDC / Vehicle Leasing	22,643	22,167	19,851	2.1	14.1
Personal Loans	19,247	18,490	17,122	4.1	12.4
Real Estate Financing	37,051	35,618	33,305	4.0	11.2
Other Products	25,496	26,343	26,511	(3.2)	(3.8)
Rural Loans	7,845	8,323	7,881	(5.7)	(0.5)
BNDES/Finame Onlendings	6,122	6,214	6,426	(1.5)	(4.7)
Other	11,529	11,806	12,204	(2.3)	(5.5)
Companies	337,272	332,818	314,657	1.3	7.2
Working Capital	40,022	39,830	39,739	0.5	0.7
Operations Abroad	38,470	35,982	30,534	6.9	26.0
Export Financing	37,027	35,302	29,376	4.9	26.0
Real Estate Financing	24,515	25,425	27,712	(3.6)	(11.5)
BNDES/Finame Onlendings	19,130	19,858	24,956	(3.7)	(23.3)
Overdraft Account	6,670	6,787	6,829	(1.7)	(2.3)
CDC / Leasing	8,649	7,868	6,933	9.9	24.8
Rural Loans	6,558	7,300	5,756	(10.2)	13.9
Sureties and Guarantees	70,839	71,002	71,669	(0.2)	(1.2)
Operations bearing Credit Risk - Commercial Portfolio	47,479	47,776	42,875	(0.6)	10.7
Other	37,913	35,688	28,278	6.2	34.1
Expanded Loan Portfolio	523,431	515,635	486,864	1.5	7.5
Domestic Currency	477,831	472,294	447,477	1.2	6.8
Foreign Currency	45,600	43,341	39,387	5.2	15.8

Expanded Loan Portfolio

Real Estate Financing

R$ million
Portfolio
32,298 32,589 32,926 33,305 33,687 34,396 35,618 37,051
29,466 28,612 28,454 27,712 27,179 25,886 25,425 24,515
Quartely origination
2,047 1,974 1,944 1,993 1,977 2,972 3,803 4,119
559 598 412 403 365 936 866 1,098
1,488 1,376 1,532 1,590 1,612 2,036 2,937 3,021
Dec16 Mar17 June Sept Dec Mar18 June Sept
Borrower
Builder
Individuals
Companies

Units Financed
8,334 13,541 17,673
2,611 3,527 6,726
5,723 10,014 10,947
3Q17 2Q18 3Q18
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector

6.0%
45.2%
48.8%
Sept18
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev

Portfolio
67.8% 69.2% 70.5% 71.3% 72.3% 72.0% 71.6% 71.6%
R$ million
38,804 39,937 41,191 42,551 43,968 45,281 46,593 48,572
24,175 62.3%
25,136 62.9%
26,687 64.8%
28,577 67.2%
30,182 68.6%
31,770 70.2%
33,544 72.0%
35,403 72.9%
14,629 37.7%
14,801 37.1%
14,504 35.2%
13,974 32.8%
13,786 31.4%
13,511 29.8%
13,049 28.0%
13,169 27.1%
Dec16 Mar17 June Sept Dec Mar18 June Sept
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing

Portfolio
R$ million
34,116 32,215 31,198 30,670 31,009 31,351 31,880 32,509
13,611 12,172 11,263 10,400 9,867 9,432 9,416 9,596
20,505 20,043 19,935 20,270 21,142 21,919 22,464 22,913
Dec16 Mar17 June Sept Dec Mar18 June Sept
Individuals
Companies

Distribution of the Portfolio by Product

8.4%
1.5%
Sept18
90.1%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Sept18%		June18%		Sept17%
Economic Sector
Public Sector	12,575	2.4	12,494	2.4	14,179	2.9
Oil, derivatives and aggregate activities	10,339	2.0	10,023	1.9	11,129	2.3
Production and distribution of electricity	1,017	0.2	1,228	0.2	1,885	0.4
Other sectors	1,219	0.2	1,243	0.2	1,165	0.2
Private Sector	510,856	97.6	503,141	97.6	472,685	97.1
Companies	324,697	62.0	320,324	62.1	300,478	61.7
Real estate and construction activities	32,978	6.3	34,963	6.8	35,312	7.3
Retail	33,761	6.4	32,949	6.4	31,964	6.6
Transportation and concession	25,138	4.8	24,289	4.7	24,710	5.1
Services	29,840	5.7	28,196	5.5	22,073	4.5
Wholesale	14,851	2.8	14,229	2.8	16,123	3.3
Automotive	16,074	3.1	15,199	2.9	15,603	3.2
Food products	14,141	2.7	14,119	2.7	11,625	2.4
Other sectors	157,914	30.2	156,380	30.3	143,068	29.4
Individuals	186,159	35.6	182,817	35.5	172,207	35.4
Total	523,431	100.0	515,635	100.0	486,864	100.0

Changes in the Expanded Loan Portfolio – by Rating

Also as a consequence of the reinforcement of credit granting policies and risk management, 95.0% of new borrowers were classified ratings from AA to C, collaborating with the loan portfolio’s quality improvement.

			New customers between
Changes in Expanded Loan Portfolio by	Total Credit on		October de 2017 e		Remaining customers from
Rating between September 2017 and	September 2018		September de 2018		September 2017
2018
	R$ million	%	R$ million	%	R$ million	%
Rating
AA - C	467,224	89.3	26,127	95.0	441,098	88.9
D	11,261	2.2	213	0.8	11,048	2.2
E - H	44,945	8.5	1,160	4.2	43,785	8.9
Total	523,431	100.0	27,500	100.0	495,931	100.0

 Expanded Loan Portfolio – by Customer Profile and Rating (%)

The range represented by credits classified between AA - C presented an increase in the periods, remaining at satisfying levels.

		Sept18			June18			Sept17
Customer Profile		By Rating			By Rating			By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.0	2.0	9.0	88.4	2.4	9.3	89.5	2.7	7.8
Micro, Small and Medium-Sized Enterprises	87.1	3.0	10.0	85.8	3.7	10.5	83.5	4.1	12.3
Individuals	90.8	1.9	7.3	90.4	2.0	7.6	89.0	2.2	8.8
Total	89.3	2.2	8.5	88.7	2.5	8.9	88.2	2.8	9.0

Portfolio by Debtors

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

				Variation%
				(unless otherwise)
R$ million (except %)	Sept18	June18	Sept17	Quarter	12 months
Total Provision	35,237	35,240	36,557	-	(3.6)
- Specific	14,799	15,432	17,346	(4.1)	(14.7)
- Generic	13,528	12,905	12,300	4.8	10.0
- Excess	6,910	6,903	6,911	0.1	-
Specific Provision / Total Provision (%)	42.0	43.8	47.4	(1.8) p.p.	(5.4) p.p.
Total Provision / Loans (%)	8.8	9.0	9.9	(0.2) p.p.	(1.1) p.p.
AA - C Rated Loans / Loans (%)	89.1	88.5	87.4	0.6 p.p.	1.7 p.p.
D-rated Operations under Risk Management / Loans (%)	2.6	2.9	3.3	(0.3) p.p.	(0.7) p.p.
E-H rated Loans / Loans(%)	9.0	9.1	9.2	(0.1) p.p.	(0.2) p.p.
D-rated loans	9,829	11,175	12,300	(12.0)	(20.1)
Provision for D-rated loans	1,514	1,675	1,935	(9.6)	(21.8)
Provision / D-rated loans (%)	15.4	15.0	15.7	0.4 p.p.	(0.3) p.p.
D-H rated Non-Performing Loans	20,458	22,113	24,188	(7.5)	(15.4)
Total Provision / D-to-H-rated Non-performing Loans (%)	172.2	159.4	151.1	12.8 p.p.	21.1 p.p.
E-H Rated Loans	33,728	33,828	34,092	(0.3)	(1.1)
Provision for E-H rated loans	30,902	30,836	32,057	0.2	(3.6)
Provision / E-H rated loans (%)	91.6	91.2	94.0	0.4 p.p.	(2.4) p.p.
E-H rated Non-Performing Loans	17,927	18,464	20,719	(2.9)	(13.5)
Total Provision / E-to-H-rated Non-performing Loans (%)	196.6	190.9	176.4	5.7 p.p.	20.2 p.p.

Funds Raised and Managed

R$ million				Variation %
	Sept18	June18	Sept17	Quarter	12 months
Demand Deposits	34,327	31,882	30,324	7.7	13.2
Savings Deposits	106,375	103,077	98,224	3.2	8.3
Time Deposits + Debentures	193,124	179,613	172,809	7.5	11.8
Borrow ing and Onlending	57,307	53,160	54,423	7.8	5.3
Funds from Issuance of Securities	148,927	153,303	135,839	(2.9)	9.6
Subordinated Debts	19,295	19,171	27,234	0.6	(29.2)
Eligible Debt Capital Instruments	30,717	23,585	23,300	30.2	31.8
Subtotal	590,072	563,791	542,153	4.7	8.8
Securities Sold Under Agreements to Repurchase (1)	270,148	246,495	290,672	9.6	(7.1)
Interbank Deposits	815	1,847	1,608	(55.9)	(49.3)
Working Capital (Ow n/Managed)	89,335	86,410	82,130	3.4	8.8
Foreign Exchange Portfolio	8,923	16,150	10,823	(44.7)	(17.6)
Payment of Taxes and Other Contributions	3,893	3,483	4,353	11.8	(10.6)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	254,653	252,072	239,287	1.0	6.4
Funds raised	1,217,839	1,170,248	1,171,026	4.1	4.0
Investment Funds and Managed Portfolios	871,231	843,865	820,682	3.2	6.2
Total Assets under Management	2,089,070	2,014,113	1,991,708	3.7	4.9
(1) Does not consider debentures.

Loans vs. Funding

In order to analyze loan operations in relation to funding, the following should be deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and the addition of funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively.

This is a result of significant capillarity, the broad diversity of products offered, and the market’s confidence in the Bradesco brand and the important presence in the client’s sector.

Note that the percentage of funds used provides a comfortable margin. Essentially, it proves that we are capable of meeting demands for loaning funds through our own funding.

R$ million	Sept18	June18	Sept17	Variation %
				Quarter	12 months
Funding vs. Investments
Demand Deposits + Sundry Floating	38,220	35,365	34,677	8.1	10.2
Savings Deposits	106,375	103,077	98,224	3.2	8.3
Time Deposits + Debentures	193,124	179,613	172,809	7.5	11.8
Funds from Financial Bills	145,628	149,901	132,965	(2.9)	9.5
Customer Funds (1)	483,347	467,956	438,675	3.3	10.2
(-) Reserve Requirements	(80,224)	(71,400)	(69,175)	12.4	16.0
(-) Available Funds (Brazil)	(11,582)	(10,495)	(14,070)	10.4	(17.7)
Customer Funds Net of Reserve Requirements	391,541	386,061	355,430	1.4	10.2
Borrow ing and Onlending	57,307	53,160	54,423	7.8	5.3
Other (Securities Abroad + Subordinated Debt + Other Borrow ers - Cards)	74,126	69,241	77,011	7.1	(3.7)
Total Funding (A)	522,974	508,462	486,864	2.9	7.4
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	451,969	443,870	414,353	1.8	9.1
B / A	86.4%	87.3%	85.1%	(0.9) p.p.	1.3 p.p.
(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Credit Notes (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Below is an analysis of Grupo Bradesco Seguro’s Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

				Variation %
R$ million	Sept18	June18	Sept17	Sept18 x	Sept18 x
				June18	Sept17
Assets
Current and Long-Term Assets	290,985	289,821	276,985	0.4	5.1
Securities	279,870	278,828	266,232	0.4	5.1
Life and Pension Plans	237,531	236,281	227,009	0.5	4.6
Other Lines	42,338	42,547	39,223	(0.5)	7.9
Insurance Premiums Receivable	3,788	3,676	3,698	3.0	2.4
Other Loans	7,327	7,317	7,055	0.1	3.9
Permanent Assets	6,882	6,561	5,557	4.9	23.8
Total	297,868	296,383	282,542	0.5	5.4

Liabilities
Current and Long-Term Liabilities	265,547	262,485	249,945	1.2	6.2
Tax, Civil and Labor Contingencies	2,426	2,349	2,027	3.3	19.7
Payables on Insurance, Pension Plan and Capitalization Bond Operations	607	592	705	2.6	(13.9)
Other liabilities	7,861	7,473	7,926	5.2	(0.8)
Insurance Technical Provisions	15,877	15,791	14,761	0.5	7.6
Life and Pension Plan Technical Provisions	230,754	228,408	217,106	1.0	6.3
Capitalization Bond Technical Provisions	8,022	7,873	7,420	1.9	8.1
Non-controlling Interest	661	649	696	1.8	(5.0)
Shareholder's Equity (1)	31,659	33,249	31,901	(4.8)	(0.8)
Total	297,868	296,383	282,542	0.5	5.4

(1) The reduction of the shareholder’s equity of September /18 in comparison to June/18, is due to the payment of dividends in the amount of R$3.0 billion. In September 2018, the shareholders’ equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension and capitalization), is of R$17,515 million.

Consolidated Statement of Income

						Variation %
R$ million	3Q18	2Q18	3Q17	9M18	9M17	3Q18 x	3Q18 x	9M18 x
						2Q18	3Q17	9M17
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,588	18,223	18,637	53,381	55,097	(3.5)	(5.6)	(3.1)
Variation from Technical Provisions for Insurance, Pension Plans and Capitalization Bonds (1)	(6,870)	(7,148)	(8,264)	(21,728)	(23,987)	(3.9)	(16.9)	(9.4)
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization	10,718	11,075	10,373	31,653	31,110	(3.2)	3.3	1.7
Bond Income
Retained Claims	(6,564)	(6,628)	(6,559)	(19,445)	(19,410)	(1.0)	0.1	0.2
Capitalization Bond Draws and Redemptions	(1,357)	(1,472)	(1,429)	(4,094)	(4,138)	(7.8)	(5.0)	(1.1)
Selling Expenses	(798)	(770)	(874)	(2,395)	(2,643)	3.6	(8.7)	(9.4)
Income from Insurance, Pension Plans and Capitalization Bonds	1,999	2,205	1,511	5,719	4,919	(9.3)	32.3	16.3
General and Administrative Expenses	(814)	(752)	(811)	(2,256)	(2,237)	8.2	0.4	0.8
Tax Expenses	(228)	(204)	(198)	(637)	(660)	11.8	15.2	(3.5)
Other Operating Income / Expenses	192	431	375	1,033	540	(55.5)	(48.8)	91.3
Operating Income	1,149	1,680	877	3,859	2,562	(31.6)	31.0	50.6
Financial Results	1,232	1,016	1,501	3,860	4,011	21.3	(17.9)	(3.8)
Equity Results	181	157	168	495	573	15.3	7.7	(13.6)
Income before Taxes and Profit Sharing	2,562	2,853	2,546	8,214	7,146	(10.2)	0.6	14.9
Taxes and Contributions	(1,046)	(1,207)	(979)	(3,403)	(2,820)	(13.3)	6.8	20.7
Profit Sharing	(27)	(24)	(27)	(77)	(77)	12.5	-	-
Non-controlling interests in subsidiaries	(27)	(40)	(57)	(127)	(122)	(32.5)	(52.6)	4.1
Net Income	1,462	1,582	1,483	4,607	4,127	(7.6)	(1.4)	11.6
(1) It includes reinsurance premiums.
Note: For comparison purposes, the effects of non-recurring events are not considered.

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Insurance, Pension and Capitalization

Income Distribution of Grupo Bradesco Seguros and Pension Plan

R$ million
24.9
20.2
18.5
20.9
19.4
19.7
19.7
18.2
1,505
1,374
1,270
1,483
1,407
1,563
1,582
1,462
908
733
877
910
885
879
987
745
310
363
195
351
271
400
230
334
180
154
86
94
135
154
215
250
107
124
112
128
117
130
150
133
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - %

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

R$ million
21,247
17,948
18,512
18,637
21,192
17,570
18,223
17,588
12,552
9,273
9,440
9,540
12,394
8,774
8,795
8,172
5,743
5,793
5,869
5,957
6,041
6,077
6,247
6,369
1,436
1,436
1,640
1,558
1,296
1,293
1,511
1,504
1,516
1,446
1,563
1,582
1,461
1,426
1,670
1,543
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
Capitalization Bonds
Auto/P&C + DPVAT
Health
Life/AP/VGBL/PGBL/Basic Lines

In relation to the previous quarter and the 3Q17, the income was mainly impacted by the lower performance of "Life and Pension", "Auto/P&C", "Capitalization" segments, being partially offset by the growth of the "Health" segment, which showed an increase of around 6.9% in the income.

Additionally, in the comparison to 3Q17, the income performance was impacted by the lower income of the "Life and Pension" segment, mainly due to the lower concentration of VGBL/PGBL contributions, which didn't show the same performance in the same period of the previous year, due to the economic retraction that impacted the entire market and naturally results in temporary suspensions of contributions or cancellations of private pension plans.

Performance Ratios

%
Claims Ratio (1)
72.8
73.7
76.6
75.0
74.0
75.1
73.8
72.4
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q

%
Expense Ratio (2)
10.2
9.9
9.6
9.0
8.8
9.5
8.4
8.5
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q

%
Administrative Efficiency Ratio (3)
4.0
4.0
3.9
3.9
3.9
3.9
4.0
4.4
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q

%
Combined Ratio (4) (5)
85.9
85.2
86.6
86.2
86.1
85.3
84.8
84.1
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q

(1) Retained Claims/Earned Premiums; (2) Selling expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

51,468
52,182
52,394
6,782
7,044
7,180
Sept17
June18
Sept18
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

Banco Bradesco S.A. 23

Insurance, Pension and Capitalization

Combined Ratio per Industry

%
107.1
104.2
101.8
103.8
107.8
102.3
98.7
97.4
99.2
100.0
101.6
96.9
99.8
100.9
94.6
96.8
63.5
57.9
55.2
62.9
60.4
59.3
56.1
54.3
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
Health
Auto/P&C
Life

Claims Ratio per Industry

%
93.0
88.2
92.5
87.3
88.3
88.9
87.9
85.7
86.1
84.7
81.7
85.0
86.4
85.4
82.4
72.8
72.8
73.7
76.6
75.0
74.0
75.1
73.8
72.4
65.6
65.5
65.5
66.6
65.5
63.6
60.2
62.2
34.1
31.2
32.6
35.1
33.9
34.0
32.4
30.4
31.9
28.4
31.3
34.6
32.5
31.7
31.3
29.3
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health
DPVAT

Expense Ratio per Industry

%
29.3
29.4
27.0
25.0
25.3
24.6
22.1
22.5
20.1
19.0
17.7
17.6
17.3
17.9
16.8
18.5
16.4
16.4
16.4
15.7
16.1
16.3
16.5
16.2
10.2
9.9
9.6
9.0
8.8
9.5
8.4
8.5
5.1
5.0
5.0
4.7
4.6
5.5
4.4
4.5
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
Health
Total
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty

Technical Provisions

R$ million
223,342
229,433
233,640
239,287
246,653
251,231
252,072
254,653
200,982
207,052
210,812
217,106
224,253
228,269
228,408
230,754
8,559
8,856
9,393
9,575
9,754
10,230
10,311
10,358
7,502
7,431
7,357
7,420
7,563
7,702
7,873
8,022
5,823
5,585
5,562
4,668
4,574
4,476
4,521
4,579
Dec16
Mar17
June
Sept
Dec
Mar18
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

The decrease of the 3Q18 net income relating to previous quarter is due to the general drop in the turnover of the pension market, of the seasonality of the pension plan sales when compared with the previous quarter, as well as the effects of reversal of technical provisions occurred in the 2Q18, in the gross amount of R$324 million (R$178 million in gain of taxes) in compliance with the standard that provisions on the Liability Adequacy Test - LAT, which recurrently occurs in June and December. These effects were partially offset by the decrease in claims, which is showing a gradual improvement throughout this year, and by the rationalization of the expenditure which positively affects the administrative efficiency ratio.

In relation to 3Q17, the decrease of the net income is related to the lower market billing and to the decrease in financial results, which reflected the behavior of the economic indicators in the period. These effects were also partially offset by the improvement of the claim ratio.

Evaluation of Participants and Life and Personal Accident Policyholders

The net income increase of the 3Q18 compared to the previous quarter and to the 3Q17 mainly reflects the higher income, improvement of claims, whose performance was benefitted by the strategic actions that improved the level of retention of clients through renegotiations, the offer of new products and new ways of renegotiating the contracts, commercialization and administrative efficiency ratios, and the increase in financial results.

Number of Bradesco Saúde and Mediservice Policyholders

Capitalization Bonds

In relation to the previous quarter, the results were influenced by the income and financial income decrease. The maintenance of administrative efficiency ratio is highlighted.

The performance of net income in 3Q18 in comparison to the 3Q17 is due to the improvement of the operating incomes and the maintenance of administrative efficiency ratio, partly impacted by the decrease in financial income.

Auto and Property & Casualty

The performance of net income in comparison to 3Q17 mainly demonstrates the improvement of the claim, efficiency and commercialization ratios. In the quarterly comparison, results were partly impacted by the income and financial income decrease.

Below is the composition of fee and commission income in the respective periods:

							Variation %
									As % of
R$ million	3Q18	2Q18	3Q17	9M18	9M17	3Q18 x	3Q18 x	9M18 x	9M18
						2Q18	3Q17	9M17
Card Income	2,865	2,788	2,789	8,416	8,076	2.8	2.7	4.2	35.0
Checking Account	1,814	1,765	1,679	5,327	4,931	2.8	8.0	8.0	22.2
Asset Management	1,008	1,007	977	3,009	2,787	0.1	3.2	8.0	12.5
Loans Operations	728	801	718	2,253	2,223	(9.1)	1.4	1.3	9.4
Collections and Payments	602	618	601	1,832	1,763	(2.6)	0.2	3.9	7.6
Consortium Management	435	412	390	1,230	1,137	5.6	11.5	8.2	5.1
Custody and Brokerage Services	233	256	228	723	652	(9.0)	2.2	10.9	3.0
Underw riting / Financial Advisory Services	179	256	222	588	556	(30.1)	(19.4)	5.8	2.4
Other	208	216	218	644	623	(3.7)	(4.6)	3.4	2.7
Total	8,072	8,119	7,822	24,022	22,748	(0.6)	3.2	5.6	100.0
Business Days	64	63	64	188	188	1	-	-	-

Highlights

The income increase within 12 months reflects the good performance in practically all the lines. The decrease observed between the current and the previous quarter, reflects the lower activity in the capital market, impacting our incomes of underwriting/ financial advisory services, the lower volumes negotiated on the market that influenced the performance of the brokerage revenues and the lower incomes of loan operations, given the strong performance in 2Q18 of this revenue. We highlight that the good performance of revenue derives from the largest volume of operations, driven by a greater supply of products and services, widely available in digital and traditional channels and the higher number of business days. The results also show signs of constant improvements in the management of the products and services portfolio, as well as with benefits of the process of segmentation of clients and the gains of synergies obtained with the acquisition of HSBC Brasil.

Below are some highlights that influence the results from fee and commission income in the periods:

o    Card Income – good performance in the periods reflects the increase in the number of transactions and the larger volume transacted.

o    Checking Account – performance has been reflecting on the improvement in the management of the portfolio of services provided, highlighting the continuous process of improvement and expansion of the variety of products offered to clients according to their segmentation.

o    Asset Management – the evolution in the comparison to 3Q17 reflects the distribution strategy focused in the improvement of the mix of products according to the recommended portfolio, aligned with the needs and the shareholder’s profile.

o    Consortium Management – among the various actions that aimed to optimize the results, we highlight the review of the portfolio for a more customized offer, with differentiated terms and rates for each business segment and the improvement of the digital features, which are reflected in the increase of this line, highlighting that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks/machinery and equipment).

o    Custody and Brokerage Services – the variation of the quarterly comparison was impacted by the decrease of the brokerage revenues, due to the lower volumes traded at B3. In comparison to 3Q17, the performance benefitted mainly due to higher revenues with custody, reflecting the increase in volume of custodied assets.

o    Underwriting / Financial Advisory Services – decrease in the quarter and in 12 months as a result of lower activity of the capital market, mainly in structured operations and of variable/fixed income.

Personnel and Administrative Expenses

							Variation %		As % of
R$ million	3Q18	2Q18	3Q17	9M18	9M17	3Q18 x	3Q18 x	9M18 x	9M18
						2Q18	3Q17	9M17
Personnel Expenses
Structural	4,064	3,905	4,022	11,848	12,038	4.1	1.0	(1.6)	39.9
Payroll/Social Charges	2,935	2,831	2,831	8,523	8,585	3.7	3.7	(0.7)	28.7
Benefits	1,129	1,074	1,191	3,325	3,453	5.1	(5.2)	(3.7)	11.2
Non-Structural	942	1,022	811	2,914	2,584	(7.8)	16.2	12.8	9.8
Management and Employee Profit Sharing	552	511	373	1,529	1,364	8.0	48.0	12.1	5.2
Provision for Labor Claims	265	397	336	1,069	714	(33.2)	(21.1)	49.7	3.6
Training	51	41	51	113	127	24.4	-	(11.0)	0.4
Termination Costs	74	73	51	203	379	1.4	45.1	(46.4)	0.7
Total	5,006	4,927	4,833	14,762	14,622	1.6	3.6	1.0	49.8
Administrative Expenses
Outsourced Services	1,198	1,165	1,193	3,472	3,503	2.8	0.4	(0.9)	11.7
Depreciation and Amortization	729	722	693	2,164	2,061	1.0	5.2	5.0	7.3
Data Processing	661	657	627	1,922	1,834	0.6	5.4	4.8	6.5
Communication	428	432	473	1,296	1,402	(0.9)	(9.5)	(7.6)	4.4
Asset Maintenance	336	296	278	888	665	13.5	20.9	33.5	3.0
Rent	299	307	315	896	921	(2.6)	(5.1)	(2.7)	3.0
Advertising and Marketing	299	299	295	902	909	-	1.4	(0.8)	3.0
Financial System Services	243	223	254	706	769	9.0	(4.3)	(8.2)	2.4
Security and Surveillance	187	190	205	572	624	(1.6)	(8.8)	(8.3)	1.9
Transportation	186	189	201	564	590	(1.6)	(7.5)	(4.4)	1.9
Utilities (Water, Electricity and Gas)	99	101	90	306	306	(2.0)	10.0	-	1.0
Travel	64	75	57	193	178	(14.7)	12.3	8.4	0.7
Materials	54	64	67	177	213	(15.6)	(19.4)	(16.9)	0.6
Other	310	273	282	838	807	13.6	9.9	3.8	2.8
Total	5,093	4,993	5,030	14,896	14,782	2.0	1.3	0.8	50.2
Total Operating Expenses	10,099	9,920	9,863	29,658	29,404	1.8	2.4	0.9	100.0
Customer Service Points	75,804	74,814	73,209	75,804	73,209	1.3	3.5	3.5	-

Personnel Expenses – In the “structural portion" the increase, both in the quarterly comparison and in the annual comparison (3Q18 x 3Q17), is related to the effects of the collective bargaining of 2018/2019, whose readjustment for this year was of 5%. We highlight the reduction noted in the period accumulated (9M18 x 9M17), which reflects, particularly the effects of PDVE, occurred in August 2017. In relation to the "non-structural" part, we can observe, in the quarter and relating to 3Q17, lower expenses with the provision for labor claims, reflecting the lower volume of lawsuits. The increase we attained in the expenses with the Profit Sharing of employees reflects the increase of net income in the period.

In the quarter, the increase in the number of employees comprises the expansion of our digital areas and corporate security, due to the increasing demand for innovation and interaction with clients, in addition to the increased sales force in the branch network.

Administrative Expenses – The increase of expenses in the periods comes from higher volume of business and services and higher expenses with advertising and marketing. In relation to the 3Q17, the expenses showed a good performance, mainly if we consider inflation in the period, highlighting the adjustments made in several lines, such as transportation, security and surveillance, communication, materials and financial system services, showing the gains in synergy resulting from the acquisition of HSBC Brasil and the strategy of optimization of the points of service.

Operating Coverage Ratio (1)

For the fifth quarter in a row the coverage ratio presented an improvement, capturing the PDVE benefits, the revenue gained from the synergy of the acquisition of HSBC Brasil and the strategy of optimization of the points of service. We also highlight the performance of revenue from fee and commission income, which have been registering the positive results of the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

 Other Operating Expenses, Net of Income

In the quarterly comparison (3Q18 x 2Q18), the performance of this line reflects the lower expenses with marketing of cards and in the 3Q17 comparison, the growth is justified by the reversal of the provision of social security contribution in the amount of R$348 million, carried out in 3Q17. Excluding this effect, this line would present a decrease of 3.4% in the annual comparision (3Q18 x 3Q17).

In the accrued period (9M18 x 9M17), the 14.8% growth includes, in addition to the reversal mentioned above, reversals of provisions of PIS (Social Integration Program) in the amount of R$191 million and of IRPJ/CSLL (Corporate Income Tax/Social Contribution on Net Income) on losses of credits, in the amount of R$181 million, both made in 1Q17. Disregarding these effects, this line would present an increase of 1.4% in this period.

Basel Ratio

The improvement of capital tier I ratio is related to the good internal generation capital (net income), that continues with relevant contribution to the indicator, and by effects of Resolution No. 4,680/18.

The improvement of capital tier II reflects the subordinate debts authorized by the Central Bank, in September 2018, for the amount of approximately R$7 billion. Regarding the issue of subordinated perpetual debts that were submitted for approval by the Central Bank, in the total amount of R$1.7 billion, performed in September and October 2018, the Tier I capital ratio would be 12.5%.

R$ million		3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Income Statement for the Period
	Recurring Net Income (1)	5,471	5,161	5,102	4,862	4,810	4,704	4,648	4,385
	Total Net Interest Income	15,749	15,084	15,686	15,813	15,361	15,892	16,036	16,440
	Gross Credit Intermediation Margin	12,323	12,127	11,690	12,129	12,119	12,517	12,781	13,586
	Net Credit Intermediation Margin	8,811	8,690	7,798	6,724	7,540	7,139	7,499	7,290
	Expanded ALL	(3,512)	(3,437)	(3,892)	(5,405)	(4,579)	(5,378)	(5,282)	(6,296)
	Fee and Commission Income	8,072	8,119	7,831	8,062	7,822	7,496	7,430	7,545
	Administrative and Personnel Expenses	(10,099)	(9,920)	(9,639)	(10,218)	(9,863)	(9,865)	(9,676)	(10,482)
	Insurance Written Premiums, Pension Plan Contributions and	17,588	18,223	17,570	21,192	18,637	18,512	17,948	21,247
	Capitalization Bond Income
Statement of Financial Position
	Total Assets (2)	1,356,748	1,306,209	1,303,842	1,298,328	1,311,672	1,291,184	1,294,139	1,293,559
	Securities	634,066	598,128	585,837	584,650	572,099	540,106	549,700	549,873
	Expanded Loans Portfolio	523,431	515,635	486,645	492,931	486,864	493,566	502,714	514,990
	- Individuals	186,159	182,817	177,814	175,469	172,207	172,045	171,820	172,045
	- Companies	337,272	332,818	308,831	317,462	314,657	321,521	330,894	342,945
	Allow ance for Loan Losses (ALL)	(35,237)	(35,240)	(35,763)	(36,527)	(36,557)	(37,536)	(39,181)	(40,714)
	Total Deposits	319,375	299,604	271,391	265,278	259,577	260,120	235,432	234,214
	Technical Provisions	254,653	252,072	251,231	246,653	239,287	233,640	229,433	223,342
	Shareholders' Equity	115,670	113,039	113,776	110,457	110,301	106,807	104,558	100,442
	Assets under Management	2,089,070	2,014,113	2,003,948	1,987,487	1,991,708	1,917,827	1,943,687	1,904,912
Performance Indicators (%)
	Recurring Net Income per Share - R$ (3) (4)	3.08	2.98	2.91	2.84	2.77	2.72	2.64	2.56
	Book Value per Common and Preferred Share - R$ (4)	17.28	16.89	17.00	16.50	16.48	15.96	15.62	15.01
	Annualized Return on Average Equity (5) (6)	18.7	18.5	18.6	18.1	18.1	18.2	18.3	17.6
	Annualized Return on Average Assets (6)	1.6	1.6	1.6	1.5	1.5	1.4	1.4	1.5
	12-month Net Interest Margin - NIM = Adjusted Net Interest	6.3	6.4	6.6	6.7	6.9	7.2	7.4	7.6
	Income /Average Assets – Repos – Permanent Assets
	Fixed Asset Ratio (7)	38.0	44.9	43.1	43.4	38.9	39.6	42.3	44.8
	Combined Ratio - Insurance (8)	84.1	84.8	85.3	86.1	86.2	86.6	85.2	85.9
	Efficiency Ratio (ER) (3) (11)	40.8	41.0	40.9	40.8	40.7	40.6	40.0	38.9
	Coverage Ratio (Fee and Commission Income/Administrative and
	Personnel Expenses) (3)	80.5	80.3	78.8	77.8	75.9	74.3	75.3	76.2
	Market Capitalization - R$ million (9)	182,110	171,604	237,219	200,521	208,250	169,618	178,208	160,813
Loan Portfolio Quality (Bacen) - %
	ALL / Loan Portfolio	8.8	9.0	9.6	9.9	9.9	10.0	10.3	10.4
	Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.4	4.8	5.4	5.6	5.7	6.0	6.7	6.5
	Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.6	3.9	4.4	4.7	4.8	4.9	5.6	5.5
	Coverage Ratio (> 90 days (10))	243.4	230.0	219.3	211.4	207.7	202.5	182.1	188.4
	Coverage Ratio (> 60 days (10))	200.9	189.4	179.7	175.0	174.6	167.0	154.0	158.8
Operating Limits %
	Basel Ratio - Total (7)	16.8	14.9	15.9	17.1	17.7	16.7	15.3	15.4
	Tier I Capital	12.2	11.4	12.4	13.1	13.4	12.5	12.0	12.0
	- Common Equity	11.4	10.6	11.6	12.3	12.5	11.6	11.2	11.2
	- Additional Capital	0.8	0.8	0.8	0.8	0.9	0.9	0.8	0.8
	Tier II Capital	4.5	3.5	3.5	4.0	4.3	4.2	3.3	3.4

(1)	According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2)	For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in “Complete Financial Statements” of this report;
(3)	In the last 12 months;
(4)	For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(5)	Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;
(6)	Year-to-Date RecurringNet Income;
(7)	Index calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);
(8)	Excludes additional reserves;
(9)	Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;
(10)	Overdue loans; and
(11)

ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses)

 Analytical Breakdown of Statement of Income – Managerial(1) vs. Recurring(3)

3Q18 x 2Q18

	Third Quarter of 2018				Second Quarter of 2018
R$ million	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	16,390	(641)	-	15,749	9,569	5,515	-	15,084
Expanded ALL	(4,857)	1,345	-	(3,512)	(4,369)	932	-	(3,437)
Gross Income from Financial Intermediation	11,533	704	-	12,237	5,200	6,447	-	11,647
Income from Insurance, Pension Plans and
Capitalization Bonds	1,999	-	-	1,999	2,205	-	-	2,205
Fee and Commission Income	8,050	22	-	8,072	8,071	48	-	8,119
Personnel Expenses	(5,006)	-	-	(5,006)	(4,927)	-	-	(4,927)
Other Administrative Expenses	(5,093)	-	-	(5,093)	(4,993)	-	-	(4,993)
Tax Expenses	(1,965)	192	69	(1,704)	(1,046)	(785)	-	(1,831)
Equity in the earnings (losses) of unconsolidated	41	-	-	41	48	-	-	48
and jointly controlled subsidiaries
Other Operating Income / Expenses	(3,104)	542	443	(2,119)	(3,126)	351	651	(2,124)
Operating Income	6,455	1,460	512	8,427	1,432	6,061	651	8,144
Non-Operating Income	(332)	306	9	(17)	(121)	104	-	(17)
Income Tax / Social Contribution and	(1,114)	(1,766)	(59)	(2,939)	3,217	(6,165)	(18)	(2,966)
Non-controlling Interest
Net Income	5,009	-	462	5,471	4,528	-	633	5,161

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the “Complete Financial Statements” chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,584 million in 3Q18 and R$6,971 million in 2Q18; and
(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

 Analytical Breakdown of Statement of Income – Managerial(1) vs. Recurring(3)

9M18 x 9M17

	First Nine Months of 2018				First Nine Months of 2017
R$ million	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	43,242	3,277	-	46,519	52,813	(5,524)	-	47,289
Expanded ALL	(13,825)	2,984	-	(10,841)	(19,797)	4,558	-	(15,239)
Gross Income from Financial Intermediation	29,417	6,261	-	35,678	33,016	(966)	-	32,050
Income from Insurance, Pension Plans and Capitalization
Bonds	5,719	-	-	5,719	4,919	-	-	4,919
Fee and Commission Income	23,956	66	-	24,022	22,782	(34)	-	22,748
Personnel Expenses	(14,762)	-	-	(14,762)	(16,929)	-	2,307	(14,622)
Other Administrative Expenses	(14,896)	-	-	(14,896)	(14,796)	(10)	24	(14,782)
Tax Expenses	(4,682)	(743)	69	(5,356)	(4,968)	(286)	68	(5,186)
Equity in the earnings (losses) of unconsolidated and	116	-	-	116	162	-	-	162
jointly controlled subsidiaries
Other Operating Income / Expenses	(9,019)	988	1,751	(6,280)	(6,721)	(623)	1,873	(5,470)
Operating Income	15,849	6,572	1,820	24,241	17,465	(1,919)	4,272	19,819
Non-Operating Income	(667)	615	9	(43)	(236)	396	(271)	(111)
Income Tax / Social Contribution and	(1,178)	(7,187)	(99)	(8,464)	(6,363)	1,523	(705)	(5,546)
Non-controlling Interest
Net Income	14,004	-	1,730	15,734	10,866	-	3,296	14,162

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the “Complete Financial Statements” chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$8,761 million in 9M18 and R$1,188 million in 9M17; and
(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

				Variation %
R$ million	Sept18	June18	Sept17	Sept18 x	Sept18 x
				June18	Sept17
Assets
Current and Long-Term Assets	1,328,701	1,277,879	1,281,834	4.0	3.7
Funds available	15,586	15,425	16,927	1.0	(7.9)
Interbank Investments	112,073	108,615	178,410	3.2	(37.2)
Securities and Derivative Financial Instruments	634,066	598,128	572,099	6.0	10.8
Interbank and Interdepartmental Accounts	81,681	72,886	70,152	12.1	16.4
Loan and Leasing Operations	346,932	340,717	327,426	1.8	6.0
Allow ance for Loan Losses (ALL)	(35,237)	(35,240)	(36,557)	-	(3.6)
Other Receivables and Assets	173,600	177,348	153,377	(2.1)	13.2
Permanent Assets	28,047	28,330	29,838	(1.0)	(6.0)
Investments	2,192	2,122	2,144	3.3	2.2
Premises and Equipment and Leased Assets	7,655	7,788	7,453	(1.7)	2.7
Intangible Assets	18,200	18,420	20,241	(1.2)	(10.1)
Total	1,356,748	1,306,209	1,311,672	3.9	3.4
Liabilities
Current and Long-Term Liabilities	1,238,980	1,191,081	1,199,303	4.0	3.3
Deposits	319,375	299,604	259,577	6.6	23.0
Securities sold under agreements to repurchase	285,414	263,310	334,060	8.4	(14.6)
Funds from Issuance of Securities	148,927	153,303	135,839	(2.9)	9.6
Interbank and Interdepartmental Accounts	23,761	23,194	25,927	2.4	(8.4)
Borrow ings and Onlendings	57,307	53,160	54,423	7.8	5.3
Derivative Financial Instruments	15,519	15,815	14,558	(1.9)	6.6
Technical provisions for insurance, pension plans and capitalization bonds	254,653	252,072	239,287	1.0	6.4
Other liabilities	134,024	130,623	135,632	2.6	(1.2)
Deferred Income	386	388	401	(0.5)	(3.7)
Non-controlling Interest in Subsidiaries	1,712	1,701	1,667	0.6	2.7
Shareholders' Equity	115,670	113,039	110,301	2.3	4.9
Total	1,356,748	1,306,209	1,311,672	3.9	3.4

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the “Complete Financial Statements” chapter of this report.

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Return to Shareholders

Main Indicators

Price/Earnings Ratio (1): Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) (1)

9.4
10.1
9.3
11.2
10.5
12.2
8.6
8.8
Dec16
Mar17
June
Sept
Dec
Mar18
June
Sept

Price to Book Ratio: Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)

1.6
1.7
1.6
1.9
1.8
2.1
1.5
1.6
Dec16
Mar17
June
Sept
Dec
Mar18
June
Sept

Dividend Yield (2) (3): The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Dividend Yield (2) (3) - %

4.6
4.1
3.7
3.5
3.7
3.5
4.3
4.1
4Q16
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity

35.7%
35.3%
37.0%
48.7%
51.7%
47.1%
31.5%
31.5%
32.2%
41.4%
44.0%
40.1%
R$ million
4,078
5,055
6,035
6,976
7,204
5,361
12M13
12M14
12M15
12M16
12M17
9M18
Dividends/Interest on Shareholders' Equity
Net Payout (1) - 12 months
Gross Payout (1) - 12 months

(1) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Bradesco Shares

Buy
84.6%
Hold
15.4%

Bradesco Shares

Share and ADR Performance (1)

In R$ (unless otherwise stated)	3Q18	2Q18	9M18	9M17	Variation % 3Q18 x 2Q18	Variation % 9M18 x 9M17
Recurring Net Income per Share	0.82	0.77	2.35	2.12	6.0	11.1
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.22	0.21	0.65	0.55	1.0	16.6
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.24	0.24	0.71	0.61	1.0	16.6

In R$ (unless otherwise stated)	Sept18	June18	Sept18	Sept17	Variation % Sept18 x June18	Variation % Sept18 x Sept17
Book Value per Common and Preferred Share	17.28	16.89	17.28	16.48	2.3	4.9
Last Trading Day Price – Common Shares	25.75	24.38	25.75	30.36	5.6	(15.2)
Last Trading Day Price – Preferred Shares	28.67	26.90	28.67	31.86	6.6	(10.0)
Last Trading Day Price – Common share ADR (US$)	6.31	6.22	6.31	9.56	1.4	(34.0)
Last Trading Day Price – Preferred share ADR (US$)	7.08	6.86	7.08	10.06	3.2	(29.6)
Market Capitalization (R$ million) (2)	182,110	171,604	182,110	208,250	6.1	(12.6)

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume

R$ million
513
175
338
427
161
266
470
155
315
505
193
312
511
233
278
531
292
239
622
326
296
647
320
327
704
352
352
684
354
330
830
472
358
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Sept18
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4

Base 100
387
211
BBDC4 (In Reais)
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad

As % of Investors (%)
0.3
9.5
Sept18
90.2
Ownership of Capital (%)
20.0
34.0
Sept18
46.0
Domiciled Abroad
Companies
Individuals

36

Service Channels

				Variation %
	Sept18	June18	Sept17	Sept18 x	Sept18 x
				June18	Sept17
Structural Information - Units
Customer Service Points	75,804	74,814	73,209	1.3	3.5
- Branches	4,652	4,700	4,845	(1.0)	(4.0)
- PAs	3,873	3,903	3,908	(0.8)	(0.9)
- PAEs	916	929	980	(1.4)	(6.5)
- Offsite ATM Netw ork - Bradesco	54	54	64	-	(15.6)
- Banco24Horas Netw ork	12,143	11,694	10,840	3.8	12.0
- Bradesco Expresso (Correspondent Banks)	39,100	38,717	39,062	1.0	0.1
- Bradesco Financiamentos	14,993	14,741	13,435	1.7	11.6
- Losango	60	63	63	(4.8)	(4.8)
- Branches / Subsidiaries Abroad / Representation office	13	13	12	-	8.3
ATMs	57,898	57,697	56,860	0.3	1.8
- Onsite Netw ork - Bradesco	35,389	35,531	35,854	(0.4)	(1.3)
- Banco24Horas Netw ork	22,509	22,166	21,006	1.5	7.2
Employees	98,159	97,683	100,688	0.5	(2.5)
Outsourced Employees and Interns	14,990	15,016	15,376	(0.2)	(2.5)
Customers - In millions
Total Customers (1)	71.2	71.2	69.4	-	2.6
Account Holders (2)	28.1	28.1	27.7	-	1.4
Savings Accounts	59.7	57.9	59.2	3.1	0.8
Insurance Group	52.4	52.2	51.5	0.4	1.7
- Policyholders	46.7	46.3	45.7	0.9	2.2
- Pension Plan Participants	2.9	3.1	2.8	(6.5)	3.6
- Capitalization Bond Customers	2.8	2.8	3.0	-	(6.7)
Bradesco Financiamentos	1.3	1.3	1.3	-	-

(1) Excludes overlap of clients; and

(2) From the 1Q18 we started considering the salary account. For the effect of comparability the previous periods, presented in this report, have been reclassified.

Market Share of the Branches

	Sept18		Market	Sept17		Market
Region	Bradesco	Market	Share	Bradesco	Market	Share
North	263	1,099	23.9%	271	1,104	24.5%
Northeast	851	3,379	25.2%	851	3,426	24.8%
Midw est	379	1,702	22.3%	414	1,731	23.9%
Southeast	2,416	10,673	22.6%	2,519	10,879	23.2%
South	743	3,829	19.4%	790	3,879	20.4%
Total	4,652	20,682	22.5%	4,845	21,019	23.1%

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Additional Information

Market Share in relation to the Market - %

	Sept18	June18	Sept17
Bacen			
Bank			
Demand Deposits	N/A	11.5	11.3
Savings Deposits	N/A	13.6	14.0
Time Deposits	N/A	12.5	11.0
Loans	11.3	11.3	11.1
Loans - Private Institutions	23.8	24.1	24.8
Loans - Vehicles Individuals (CDC + Leasing)	13.8	14.0	13.6
Payroll-Deductible Loans	14.7	14.4	13.9
Consortia			
Real Estate	28.1 (1)	28.1	29.3
Auto	31.3 (1)	32.0	31.7
Trucks, Tractors and Agricultural Implements	17.8 (1)	17.1	16.3
Internacional Area			
Export Market	23.9	25.9	21.8
Import Market	23.2	24.1	21.4
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.7 (1)	25.0	25.5
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.9 (1)	24.3	24.7
Life/Personal Accident Insurance Premiums	19.2 (1)	19.4	20.6
Auto/P&C Insurance Premiums	8.1 (1)	8.1	9.0
Auto/Optional Third-Party Liability Insurance Premiums	11.3 (1)	11.1	12.4
Health Insurance Premiums	47.4 (1)	47.3	48.1
Income from Pension Plan Contributions (excluding VGBL)	32.2 (1)	31.5	34.6
Capitalization Bond Income	29.8 (1)	29.9	30.3
Technical provisions for insurance, pension plans and capitalization bonds	27.1 (1)	26.3	26.9
Income from VGBL Premiums	24.9 (1)	25.5	25.5
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	27.2 (1)	27.1	30.8
Pension Plan Investment Portfolios (including VGBL)	27.3 (1)	27.7	28.3
Anbima			
Investment Funds and Managed Portfolios	20.5	20.5	21.6
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.4	31.2	30.9
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	18.6 (2)	18.7	18.6

(1) Reference Date: August/18;
(2) Reference Date: July/18; and
N/A – Not available.

38

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Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term (1)	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In July 2018, there was an implementation in the ratings on a national scale, resulting in a rating upgrade on a national long-term scale from "brAA-" to "brAAA".

Officially launched to the market on October 30, 2017, Next was established to complement the ecosystem of solutions of the Bradesco Organization. The strategy does not envisage any migratory movement of Bradesco clients, but the conquest of this new and promising market of hyperconnected people.

It was developed as a platform 100% digital, which offers people paths for the achievement of goals, financial management, convenience on a day to day basis, intelligent solutions and the freedom to make decisions when and how they want, as well as being a major hub for connection with other digital platforms that add value and are part of the people's daily lives.

Its language, branding, design and its entire platform were specifically designed to provide customers with an innovative solution, focused on paths and totally integrated with their purposes.

Next has a sophisticated Analytics platform, with predictive algorithms. They are able to map all the behavior of clients, anticipating actions and suggesting the best solutions for cash management.

It has several financial and non-financial solutions that are designed and constructed from various studies carried out by teams of anthropologists, designers, business and technology.

At the end of the third quarter, Next had 281 thousand Active Accounts, of which 75% were not Bradesco Accounts, i.e., we are addressing a new market. The churn, since the launch has less than 1.5%. By the end of 2018, we expect to achieve the mark of up to 500 thousand accounts, emphasizing that we have around 107 thousand proposals for opening in progress.

In 3Q18, the clients executed 11.1 million transactions, a volume 48% higher than the one performed in the previous quarter.

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide training to employees at every level of the Organization, from business areas to the Board of Directors.

Our risk management structure has policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. It also comprises committees, commissions and departments that support the Board of Executive Officer and the Board of Directors in decision making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose role is to assure the fulfillment of the Organization’s risk management processes and policies, and the Risk Committee, whose main purpose is to assess the structure of the Organization’s risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and the control of risks and capital.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

We have a department responsible for capital management centralization, named Capital Management, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Executive Committees and Non-Statutory Committees who assist the Board of Directors and Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

Bradesco has a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (4,502/16), available on the Investor Relations website at bradescori.com.br.

According to CNSP Resolution No. 321/15, amended by Resolution No. 360/17, corporations should have an adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders’ equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2018 was R$11.4 billion.

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

(1) It includes the positive effects of Resolution No. 4,680/18, reducing the impact of tax credits arising from tax losses;

(2) It includes subordinated debt authorized by Central Bank, in September 2018, in the amount of approximately R$7 billion; and

(3) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, both with their own set of bylaws. According to statutory provision, there is no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer.

Eight committees advise the Board of Directors, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability and Diversity; and (viii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, Bradesco is submitted to Internal Audit certified by the IIA (Institute of Internal Auditors of Brazil) which reports to the Board of Directors.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Self-Regulation Code and Best Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Senior Management and all employees are committed to compliance with the laws and regulations applicable to their activities, as well as business conduct by observing high standards of conduct and ethics. To ensure the practise of these commitments there are policies, standards, processes and systems for the monitoring of conduct, channels and mechanisms for handling complaints, in addition to a specific department (DCCE – Department of Compliance, Conduct and Ethics) for responses throughout the program. These components are supported by Committees linked to the Board of Directors, such as Ethical Conduct, Integrated Risk Management and Capital Allocation, Internal Controls and Compliance and supported by training and capacity building actions developed by Unibrad – Bradesco University for all professionals, focused on the themes of Conduct, Controls and Compliance.

In meeting the best practices of corporate governance, we adopt our own program of integrity which is composed of a set of policies, standards and procedures aimed at the prevention, monitoring, detection and response in relation to harmful acts foreseen in Law No. 12,846/13 and the main international laws, especially in countries where we have units, operations and/or businesses.

Our commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the third quarter of 2018 we promoted 62 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 350 investors. We also held two teleconferences addressing the results.

In the period, Bradesco APIMEC Meetings were held, in the cities of Rio de Janeiro and São Paulo, comprising an audience of over 1,330 participants, in person and by following live on the internet, in English and Portuguese and with a Brazilian sign-language interpreter. During the events, the main figures, strategies and perspectives of Bradesco were presented.

We seek to include sustainability in our business with the aim of increasing our capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the developmental challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to incorporate initiatives and voluntary commitments, such as: UNEP FI (United Nations Environment Programme Finance Initiative), Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Businesses for the Climate (EPC), CEBDS (Brazilian Business Center for Sustainable Development), Taskforce on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee, coordinated by the Chairman of the Board of Directors and with the participation of the Chief Executive Officer, as well as members of the Board of Directors and of the Board of Executive Officers.

The performance of the Organization’s sustainability activities is reflected in the external assessments of the main indexes and ratings of market sustainability. In 2018, we maintained our presence in the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both of B3, and achieved the best position among Brazilian banks in the Dow Jones Sustainability Index (DJSI), of the New York Stock Exchange.

Principles for Banking
Responsibility, of UNEP FI

Bradesco is the only financial institution in Brazil to participate in the group of banks that is developing the Principles for Banking Responsibility with UNEP FI. The purpose of the initiative is to create guidelines that strengthen the support from banks in order to achieve the Goals of Sustainable Development and of the Paris Agreement on climate change. The final version of the Principles will be published in 2019.

Fundação Bradesco

With a broad social and educational program in place for 61 years, Fundação Bradesco operates 40 schools across Brazil. In 2018, an estimated budget of R$664.717 million benefits approximately 97,385 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 630 thousand students will benefit through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program and another 11,987 students will benefit from projects and initiatives carried out in partnership with the Educa+Ação Program, and from Technology courses.

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Limited Assurance Report about Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Shareholders and Board of Directors of Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of September 30, 2018 and for the period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, nothing has come to our attention that causes us to believe that the consolidated  supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the consolidated supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the consolidated supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the consolidated supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the consolidated supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Consolidated Supplementary Accounting Information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report as of September 30, 2018 and for the period then ended, has been prepared by the Management of Bradesco based on the information contained in the September 30, 2018 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 4 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the consolidated supplementary accounting information” paragraph.

Osasco, October 30, 2018

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on September 30th, 2018, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1.         Economic Commentary

The GDP's desirable acceleration requires adjustments that reduce fiscal uncertainties and increase productivity. The economy's current and moderate rhythm of recovery, in turn, has reduced the inflationary pressures originating from foreign exchange depreciation, allowing the monetary policy to continue expanding. In the case of a commitment with the economic reforms next year, the Country should accelerate its growth, especially through consumption and investment, favoring the creation of jobs. It is important to highlight that the international context continues showing great volatility, especially in developing countries. Brazil has foundations that differentiate it from other developing nations, and its commitment to structural measures has become essential to mitigating the effects that this volatility has on the prices of its assets.

2.         Highlights

Among the events that determine the Organization's quarter, we highlight:

•         For the thirteenth time, Bradesco was selected to integrate the Dow Jones Sustainability Indices - DJSI, of the New York Stock Exchange. In 2018, the Bank composes the Global and Emerging Markets portfolios, and holds the best position among Brazilian banks; and

•         In October 2, 2018, Bradesco formalized a strategic partnership with RCB Investimentos S.A., one of the main credit management and recovery companies in Brazil, upon the acquisition of 65% of its shares. With the business, which strengthens our prominent position in the financial system - we are the largest in terms of credit recovery volume -, we have further increased the processes' efficiency and active participation in the market of the acquisition of credits for recovery.

3.         Period-specific Results

In the period from January 1st to September 30th, 2018, Bradesco’s Net Income reached R$ 14.004 billion, equivalent to R$ 2.09 per share, and with a profitability of 16.6% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.5%.

In terms of Interest on Own Capital, in gross values, we directed R$ 2.270 billion to the shareholders, paid on a monthly and intermediaries basis, and R$ 3.091 billion provisioned, totalling in R$ 5.361 billion in the period.

Throughout the nine months of the year, the taxes and contributions that include pensions, paid or provisioned, reached R$ 21.370 billion, of which R$ 9.607 billion is related to taxes withheld and collected from third parties, and R$ 11.763 billion calculated based on the activities developed by the Bradesco Organization, corresponding to 84.0% of the Net Income.

4.         Capital and Reserves

In September 2018, the paid-up Share Capital totalled R$ 67.100 billion. Added to the Equity Reserves of R$ 48.570 billion, it resulted in a Shareholders’ Equity of R$ 115.670 billion, showing a growth of 4.9% compared to the same period in the previous year, corresponding to the equity value of R$ 17.28 per share. Calculated on the basis of its shares listing, the Market Value of Bradesco reached R$ 182.110 billion on September 30th, 2018, equivalent to 1.6 times the Shareholders’ Equity.

The Managed Shareholders’ Equity, representing 9.1% of the Total Assets, totalling in R$ 1.282 trillion, registered an increase of 5.4% compared to the same period last year.  Thus, the Basel ratio reached 16.8%, which is therefore higher than the minimum of 11.0% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. At the end of the quarter, the immobilization index, compared to the Reference Equity, reached 38.0% in the Prudential Consolidation, within the maximum limit of 50.0%, established by the Central Bank of Brazil - Bacen.

As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”.

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5.         Funding and Managing Resources

The resources funded and managed by the Bradesco Organization on September 30th, 2018 amounted to R$ 2.005 trillion, 5.6% higher than that of the same period in the previous year, distributed as:

R$ 536.800   billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold under Agreements for Repurchase, an increase of 6.1%;

R$ 871.231   billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, an increase of 6.2%;

R$ 307.242   billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 2.8% increase.

R$ 254.653   billion in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds, an increase of 6.4%; and

R$ 47,494      billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$11,862 billion.

6.         Loan Operations

The balance of credit operations in the expanded concept totaled R$ 523.431 billion at the end of the period, an increase of 7.5% included in this amount:

R$ 123.612   billion in Consumption Finance, which includes R$ 33.150 billion of credit receivables from Credit Cards, R$ 48.572 billion in Consigned Loans, R$ 22.643 billion of vehicle CDC/ Leasing and R$ 19.247 billion of Personal Loans;

R$ 71.462      billion of Sureties and Guarantees;

R$ 18.541      billion regarding operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), standing out as one of the main distributing agents of loans;

R$ 21.127      billion in business in the Rural Area;

R$ 13.991      billion in Advance Payments on Exchange Contracts, for a Portfolio in the amount of US$ 9.970 billion of Financing for Export; and

US$ 2.050     billion of operations in Import Finance in Foreign Currencies.

The Portfolio balance for the Real Estate Credit activities was R$ 61.566 billion, whereby R$ 37.051 billion was intended for the Individuals and R$ 24.515 billion for the Legal Entities, totaling 186,182 units financed.

The consolidated provision balance for credit losses amounted to R$ 35.148 billion, equivalent to 8.8% of the total volume of credit operations, with R$ 6.891 billion of surplus provision in relation to the minimum required by the Central Bank of Brazil.

7.         Bradesco BBI

Bradesco BBI, an Investment Bank of the Organization, advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the period from January to September 2018, transactions conducted had a volume greater than R$ 176.045 billion.

8.         Grupo Bradesco Seguros (Insurance Group)

With relevant participation in the Organization's results, Grupo Bradesco Seguros reiterates its prominent position in Insurance, Capitalization and Open Pension Plan registering on September 30, 2018, a Net Income of R$ 4.607 billion and  Shareholders’ Equity of  R$ 31.659 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$ 53.381 billion.

9.         Bradesco Service Network

Our Service Network has a modern structure, which is present in all regions of Brazil and in some locations abroad. At the end of the quarter, there were 75,804 service points, distributed as follows:

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8,525        Branches and PAs (Service Branches) in Brazil (Branches:  Bradesco – 4,646, Banco Bradesco Cartões – 1, Banco Bradesco Financiamentos – 2, Banco Bradesco BBI - 1, Banco Bradesco BERJ –1 and Banco Alvorada – 1; and PAs: 3,873);

3                branches abroad of Bradesco, one in New York and one in Grand Cayman, and one subsidiary Banco Bradesco Europa in London;

10              Overseas Subsidiaries and Representation Office (Banco Bradesco Argentina S.A.U., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman; Bradescard Mexico, Sociedad de Responsabilidad Limitada in Jalisco; and Representative Office, in Miami);

14,993      Service branches of Bradesco Financiamentos, with 859 posts for payroll loans and 14,134 posts for Vehicle Financing;

39,100      Bradesco Expresso service branches;

916            In-company electronic service branches;

60              Losango service branches;

54              External Terminals in the Bradesco Network; and

12,143      ATMs in the Banco24Horas Network, with 27 terminals shared by the Networks.

We have 35,389 coexisting ATMs, strategically distributed nationwide, of which 2,067 are recycling machines of banknotes, which guarantee immediate deposits into the account, including on weekends, aside from the 22,509 ATMs of the Banco24Horas Network.

We are also present in the Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil (Easy Phone) and Social Networks, seeking convenience, practicality and security for clients and users, which offer various products and services, at any place and time.

Traditionally, we are a Bank that assists all kinds of publics, and we are aware of their’s needs. Thus, we currently have six major Digital Platforms, which assist clients from the “Exclusive” and “Prime” segments invited by the Bank, or those who have requested migration to the units because their relationship profiles are primarily digital. We also have the Bradesco Private Bank Digital Branch.

For Investor clients, we offer services of financial advice and equity management, with services via the Equity Management Platform, composed of highly qualified professionals with the best qualifications in the Brazilian market. The service, provided nationally, is offered by telephone or chat, whereby operations can be made, and investment, pension and broker advice is offered.

9.1       Next

Continuing with the idea of offering differentials and convenience to people, we observed the needs of the hyperconnected public and, with this in mind, in 2017, we launched  the Next, 100% stand-alone digital bank platform. The aim: the best usage experience, the relationship with the client, which is made conducted interactively based on their behavior, and transforming money management into smart pathways toward one’s goals, giving users the freedom to carry out account transactions spontaneously and integrated to their purposes.

10.       Corporate Governance

Corporate governance practices have been present in Banco Bradesco S.A.'s management since 1943, the year of its establishment. Since 1946, its shares have been traded on the Brazilian Stock Exchange, having started its operations in the US capital market in 1997, initially negotiating Tier I ADRs backed by preferred shares and, in 2001 and 2012, Tier II ADRs backed, respectively, by preferred and common shares. Since 2001, it has also negotiated DRs (Depositary Receipts) on the European market.

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The Bank's management is composed of the Board of Directors and the Statutory Board of Executive Officers, whereby the Board of Directors is composed of eight members, six of which are external and two are internal, elected by the Annual Shareholders’ Meeting, with re-election allowed. The Board of Directors is advised by eight committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability and Diversity; and (viii) Succession and Nomination. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own regulations. In the role of Supervisory Body, we have the Fiscal Council, which has been operating continuously since 2015, and is currently composed of five effective members. Besides the Fiscal Council and the Audit Committee, Bradesco has an Internal Audit, reporting to the Board of Directors.

Among the practices adopted, we highlight the listing of the Bank at Tier I of Corporate Governance of the B3 – Brazil, Bolsa, Balcão, since 2001, and since 2011, adhering to the Code of Self-regulation and Best Practices of Open Capital Companies of ABRASCA. In 1944, the Bank’s Rules of Procedure were established, from which the Bradesco Organization Code of Conduct originated in 2003. Further information about practices adopted is available on bradescori.com.br – Corporate Governance Section.

In accordance with Instruction No. 381/03, of the Brazilian Securities and Exchange Commission - CVM, the Bradesco Organization did not contract nor did it have services provided by KPMG Auditores Independentes in the period from January to September 2018, that were not related to the external audit at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were primarily procedures agreed beforehand, or assurance for review of financial information, of draws and revision. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditor should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

11.       Compliance and Integrity Program

The Senior Management and its employees are committed to comply with the laws and regulations applicable to activities, as well as the business conduct, by observing high standards of conduct and ethics. To ensure compliance to these commitments, there are policies, standards, processes and systems that monitor conduct, channels and mechanisms for handling complaints, in addition to a specific area responsible for the entire program. These components are supported by Committees linked to the Board of Directors, such as Ethical Conduct, and supported by training and capacity-building actions developed by UniBrad – Universidade Corporativa Bradesco (Bradesco Corporate University) for all professionals.

In meeting the best practices of corporate governance, the entire Organization adopts its own integrity program, which is composed by a set of policies, standards and procedures aimed at the prevention, monitoring, detection and response in relation to harmful acts foreseen in Law No. 12,846/13 and in the main international laws, especially where we have units, operations and/or businesses.

12.       Innovation and Technology

In the world of finance, we have a pioneering history regarding technology and innovation. Focusing on the users' experience, we seek to enhance our already consolidated resources, always aware of the changes in the market, conducting research and tests with the most advanced technologies in order to be an increasingly practical, efficient and secure Bank.

The client is at the center of all we do, and is what drives us. We have adapted the way we do business and have incorporated faster methodologies to understand our clients, and ensure they receive a better, more individualized experience. The transformation is performed with technologies, innovation and people, in which the people are essential, because they aggregate and develop competences, ideas and skills.

Highlights that are part of the innovative process:

•         BIA – Bradesco Inteligência Artificial (Artificial Intelligence): using Watson, IBM's cognitive computing platform as a basis, we were pioneers in developing the BIA, which engages with the user in natural speech, answering questions about products and services. Available for clients and employees, it makes customer service more agile, practical and autonomous;

•         Digital Payments: Apple Pay, Samsung Pay, Google Pay and QR Code, the last one being an unprecedented solution among banks and, therefore, we now have the most complete payment solution via cellphone on the market;

•         Biometrics: identification via the palm of the hand and one’s voice, offering more convenience and security; and

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•         inovaBra: innovation platform that fosters internal and external entrepreneurship, through connections and partnerships of the Organization with the ecosystem of innovations based on collaboration between the bank and businesses, startups, investors and mentors, both in Brazil and in the world, to address the businesses’ challenges and sustainability.

13. Human Capital

The people who work here are one of the important pillars that support the Organization. The Human Capital Management model is invariably guided by the egalitarian appreciation of people, without giving margin to any kind of discrimination. We adopted a strategy aimed at the development of programs and solutions for the technical and behavioral training and development of our employees, through UniBrad – Universidade Corporativa Bradesco (Bradesco Corporate University), in order to keep them in constant harmony with the market, which is increasingly more competitive and demanding, and to stimulate and encourage innovative thinking. Thus, in the period from January to September 2018, 2,015 courses were offered, with 638,816 participants. The welfare benefits reached 235,597 people, ensuring good wellbeing, the improvement of quality of life and the safety of employees and their dependents.

14. Sustainability in the Bradesco Organization

Thinking of sustainability has always been natural, present in the form of doing business, and also in the commitment that we have with the development of Brazil. We seek continuous growth, respecting the audiences, the communities and the environment with which we interact. Therefore, we have not only evolved, but we want people around us to have quality of life, thus, we have various actions contributing to reduce social inequality, expanding rights, preserving nature, promoting financial and social inclusion and enabling full access to citizenship.

Among others, we highlight the work conducted by the Fundação Bradesco, our main social activity that has invested in education and health care for more than six decades, creating a positive influence in the localities in which it operates through quality education for children, youth and adults. Its activities are based on the principle that education is part of the source of equal opportunities, personal and collective achievement, as well as contributing to the construction of a transformative, productive, and dignified society.

The Fundação Bradesco supports 40 of their own schools installed mainly in regions of high socio-economic deprivation, across every Brazilian state and Federal District. To maintain the extensive structure, its budget for 2018 is predicted to be R$ 664.717 million, whereby R$ 575.071 million is destined to cover Expenses of the Activities and R$ 89.646 million towards investments in Infrastructure and Educational Technology, which allows the institution to offer free education to:

a) 97,385 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income;

b) 630 thousand students who will complete at least one of the distance-learning courses on offer (EaD), through its e-learning portal “Escola Virtu@l”;

c)  11,987 people who will benefit through partnership projects, such as Programa Educa+Ação, and Technology courses; and

d) Food, medical-dental assistance, school materials and uniform are provided free-of-charge to the more than 42 thousand students in Basic Education.

The new housing architecture project for the Escola Fazenda Canuanã, in Formoso do Araguaia - TO, maintained for 45 years by Fundação Bradesco, currently with 860 students, received the award for Building Of The Year for the Best Building in Educational Architecture in the world by the Portal ArchDaily. It also received other important awards, like the APCA 2017, from Associação Paulista de Críticos de Artes; Building of the Year 2018, by the Portal ArchDaily Brazil; and RIBA Awards, by the Royal Institute of British Architects; among others.

We know the importance that sport has in people’s lives, mainly regarding the creation of values. For this reason, with more than 30 years of existence, we have the Bradesco Sports and Education Program that supports the development of children and teenagers through the teaching of women's volleyball and basketball. It has, in the Municipality of Osasco - SP, Training and Specialist Centers, and its activities are held in their own Sports Development Center, in all Fundação Bradesco’s schools, in Municipal Sports Centers, in state and private schools and in a leisure club. Annually, two thousand girls take part, starting from eight years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

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Continuing our social activities, in August 2018 we initiated the project UniBrad Semear, an action implanted with 23 employees of the Bank that participate in Bradesco’s Volunteer program. In order to strengthen the relationship with the local community, enabling its human development in social competences through Financial Education and Emotional Intelligence, the volunteers were trained to teach local residents, young people in secondary education, teachers and managers of Escola Estadual Sólon Borges dos Reis, in the district of Rio Pequeno - SP, dynamically. The structure of the lessons includes themes like the life project, behaviour, conscious consuming, economic cycle, planning, personal and family budget, the importance of saving money, making a loan, interest rates, entrepreneurship, résumé and the employment market. By the end of the project, in December, around 2,200 people will have participated in the workshops and in the courses.

15.  Recognitions

In the third quarter, Bradesco Organization receives significant recognitions, of which we highlight the following:

•         Bradesco is highlighted in the 2018 edition of the Biggest and Best Yearbook, of the Exame magazine, in the ranking that lists the 1,000 largest companies in the Country. The Organization is the first of the 200 Largest Groups and is part of the list of the 50 Largest Banks by Equity and of the Largest Banks by Profit. It is also first in Mergers and Acquisitions. The Insurance Group had three prominent positions highlighted in the 10 Largest Insurance Companies in the Country;

•         Bradesco receives Awards in the guide As Melhores da Dinheiro 2018, of the IstoÉ Dinheiro magazine, winning as the best company in Corporate Governance; best Bank with its people management policy; and led the ranking of banks by revenue in the 1,000 largest of Dinheiro. Bradesco Vida e Previdência won as the best company in the sector;

•         In the 6th edition of  Efma – Accenture/Distribution & Marketing Innovation Award, Bradesco won in three categories: 1st place in Global Innovator; 1st place in Digital Marketing & Communication; and 3rd place in Workforce Experience;

•         In Global Finance’s 25th Annual Best Bank Awards, published by Global Finance magazine, Bradesco was elected the Best Brazilian Bank, the Best Investment Bank of Brazil and the Best Bank of Mergers and Acquisitions in Latin America;

•         Bradesco was recognized as the Company of the Year in corporate citizenship, according to a study conducted by Grupo Gestão RH;

•         By Associação Brasileira das Empresas e Profissionais da Engenharia da Comunicação e Infraestrutura/TI – Aberimest (Brazilian Association of Companies and Professionals of Communication and Infrastructure/IT Engineering), Bradesco received the award Banco Conectado (Connected Bank);

•         Banco Bradesco and Bradesco Seguros have been included once again in the list of Best Companies to Work For in Brazil and, also in the ranking for Barueri e Região, according to a survey conducted by Época magazine, assessed by the consultancy firm Great Place to Work. Losango, present on the list, also conquered the title as best company in the State of Rio de Janeiro;

•         In 2018, Next was elected as being the Best Digital Bank in Brazil, in the Consumer category of the 19th Annual Digital World Awards, of the American magazine Global Finance. It was also highlighted in the 18th Latin American Conference CLAB 2018, organized by Federação Latino-Americana de Bancos – Felaban (Latin American Bank Federation) and by the Latin American Commission on Banking Automation. On the occasion, Bradesco, with the Next case, conquered the first place in the sixth edition of the Premio a La Innovación Financiera;

Bradesco  55

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

•         Bradesco received trophies during the 17th Learning & Performance Brazil 2018 Award ceremony, promoted by MicroPower. The highlights: Recognition of Bradesco’s protagonism in the 20 years of the Training and Employability of People with Visual Impairment program; BIA – Bradesco Inteligência Artificial (AI) classified as a National Reference and Next as National Feature, both in the focus Business Digital Transformation; and UniBrad – Culture of Digital Innovation as National Reference in the focus Learning & Performance Ecosystem;

•         BBI was elected for the third consecutive time, as the Most Innovative Bank in Latin America by The Banker magazine;

•         Bram – Bradesco Asset Management was elected for the second consecutive year, as the best manager of variable income in 2017, by the Investidor Institucional magazine. In addition, for the third consecutive time, it was considered as the manager with most funds, 39, classified as excellent, second in the ranking The Best Funds for Institutions, published in the August edition of the same magazine;

•         In the Top Asset 2018 ranking, of the Investidor Institucional magazine, Bram conquered first place in the categories: Largest Open Pension Managing Entity; Largest Insurance Co. Management Entity; Largest Capitalization Managing Entity; and Largest Corporate Management Entity. It also achieved the leadership among the Private Management Entity; and

•         BSP Empreendimentos Imobiliários, a company of Grupo Bradesco Seguros, received the award Master Imobiliário, by FIABCI/Brazil and SECOVI/SP, in the category for “Commercial Enterprise” for the headquarters of inovaBra habitat, for its sustainable and constructive characteristics.

16.  Acknowledgments

The results achieved emphasize the commitment and well-designed strategy of the Bradesco Organization to overcome expectations and increase efficiency, always aware of quality and security.

We are grateful for our shareholders and clients for their support and trust and for our employees and other associates for their dedicated and efficient work.

Cidade de Deus, October 30th, 2018

Board of Directors and

Board of Executive Officers

56  Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2018	2017
Current	820,960,065	802,260,657
Cash and due from banks (Note 5)	15,294,120	16,706,203
Interbank investments (Notes 3d and 6)	110,714,095	177,510,639
Securities purchased under agreements to resell	101,788,673	171,533,177
Interbank investments	8,932,810	5,985,238
Allowance for losses	(7,388)	(7,776)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	373,625,738	311,329,816
Own portfolio	317,456,285	255,322,002
Securities sold under repurchase agreements – Repledge only	23,671,080	22,471,384
Derivative financial instruments (Notes 3f, 7d II and 34a)	10,476,632	15,987,356
Given in guarantee to the Brazilian Central Bank	-	1,767
Given in guarantee	20,361,881	16,912,075
Securities sold under repurchase agreements – unrestricted	1,659,860	635,232
Interbank accounts	80,298,508	69,239,028
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	80,224,846	69,174,946
- SFH - housing finance system	19,043	19,393
Correspondent banks	54,619	44,689
Interdepartmental accounts	131,855	99,839
Internal transfer of funds	131,855	99,839
Loans (Notes 3g, 9 and 34a)	139,486,363	136,123,684
Loans:
- Public sector	257,223	1,035,226
- Private sector	157,749,937	154,792,770
Loans transferred under an assignment with recourse	893,682	1,002,390
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,414,479)	(20,706,702)
Leases (Notes 2, 3g, 9 and 34a)	877,855	1,060,673
Leases receivables:
- Private sector	1,683,272	2,087,906
Unearned income from leases	(765,310)	(950,145)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(40,107)	(77,088)
Other receivables	97,300,432	86,796,121
Receivables on sureties and guarantees honored (Note 9a-3)	138,722	370,056
Foreign exchange portfolio (Note 10a)	23,890,500	20,524,948
Receivables	1,280,776	1,387,922
Securities trading	3,220,708	1,715,426
Specific receivables	34,421	22,208
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,963,227	3,949,683
Sundry (Note 10b)	66,458,135	60,823,560
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(1,686,057)	(1,997,682)
Other assets (Note 11)	3,231,099	3,394,654
Other assets	2,989,609	2,990,174
Allowance for losses	(1,583,525)	(1,364,791)
Prepaid expenses (Notes 3i and 11b)	1,825,015	1,769,271
Long-term receivables	432,261,568	384,158,293
Interbank investments (Notes 3d and 6)	1,452,572	1,051,540
Interbank investments	1,452,572	1,051,540
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	189,508,704	168,941,764
Own portfolio	92,686,995	118,342,447
Securities sold under repurchase agreements – Repledge only	91,852,129	40,430,362
Derivative financial instruments (Notes 3f, 7d II and 34a)	3,047,300	84,872
Privatization rights	40,470	45,357
Given in guarantee	897,753	3,946,296
Securities sold under repurchase agreements – unrestricted	984,057	6,092,430

Bradesco  57

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2018	2017
Interbank accounts	1,250,225	812,644
Reserve requirement (Note 8):
- SFH - housing finance system	1,250,225	812,644
Loans (Notes 3g, 9 and 34a)	171,616,905	154,272,118
Loans:
- Public sector	4,000,000	3,000,000
- Private sector	174,412,742	157,505,894
Loans transferred under an assignment with recourse	7,098,672	7,380,736
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,894,509)	(13,614,512)
Leases (Notes 2, 3g, 9 and 34a)	1,036,103	1,061,729
Leases receivables:
- Private sector	2,122,519	2,284,299
Unearned income from leases	(1,045,060)	(1,156,004)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(41,356)	(66,566)
Other receivables	66,679,779	57,116,220
Receivables	26,052	20,078
Securities trading	515,767	264,287
Sundry (Note 10b)	66,209,120	56,845,733
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(71,160)	(13,878)
Other assets (Note 11)	717,280	902,278
Prepaid expenses (Notes 3i and 11b)	717,280	902,278
Permanent assets	28,806,529	30,271,974
Investments (Notes 3j, 12 and 34a)	8,134,016	7,881,172
Equity investment in unconsolidated and jointly controlled companies:
- In Brazil	7,984,995	7,732,493
Other investments	392,425	403,432
Allowance for losses	(243,404)	(254,753)
Premises and equipment (Notes 3k and 13)	7,442,905	7,249,429
Premises	3,122,649	2,637,110
Other premises and equipment	13,464,939	12,496,073
Accumulated depreciation	(9,144,683)	(7,883,754)
Intangible assets (Notes 3l and 14)	13,229,608	15,141,373
Intangible Assets	29,897,451	28,569,032
Accumulated amortization	(16,667,843)	(13,427,659)
Total	1,282,028,162	1,216,690,924

The accompanying Notes are an integral part of these Consolidated Financial Statements.

58 Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2018	2017
Current	828,395,354	815,850,555
Deposits (Notes 3n and 15a)	192,662,011	156,970,034
Demand deposits	33,487,987	30,326,471
Savings deposits	106,375,341	98,223,969
Interbank deposits	573,781	1,512,304
Time deposits (Notes 15a and 34a)	52,224,902	26,907,290
Securities sold under agreements to repurchase (Notes 3n and 15b)	217,005,163	235,266,470
Own portfolio	128,204,786	96,612,457
Third-party portfolio	81,529,704	128,585,158
Unrestricted portfolio	7,270,673	10,068,855
Funds from issuance of securities (Notes 15c and 34a)	69,637,032	80,620,867
Mortgage and real estate notes, letters of credit and others	68,303,529	79,708,600
Securities issued overseas	899,922	750,345
Structured Operations Certificates	433,581	161,922
Interbank accounts	18,347,054	18,357,581
Unsettled payments and receipts	17,071,912	17,018,635
Correspondent banks	1,275,142	1,338,946
Interdepartmental accounts	5,141,118	4,702,464
Third-party funds in transit	5,141,118	4,702,464
Borrowing (Notes 16a and 34a)	29,547,672	19,334,536
Borrowing in Brazil - other institutions	-	1,721
Borrowing overseas	29,547,672	19,332,815
On-lending in Brazil - official institutions (Notes 16b and 34a)	7,936,626	11,320,313
National treasury	128,528	151,335
BNDES	2,474,335	4,958,515
FINAME	5,332,249	6,208,924
Other institutions	1,514	1,539
Derivative financial instruments (Notes 3f, 7d II and 34a)	14,964,206	14,562,508
Derivative financial instruments	14,964,206	14,562,508
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	222,669,906	210,711,549
Other liabilities	50,484,566	64,004,233
Payment of taxes and other contributions	3,892,779	4,352,653
Foreign exchange portfolio (Note 10a)	8,923,158	10,822,723
Social and statutory	3,396,827	2,993,244
Tax and social security (Note 19a)	4,703,711	4,244,830
Securities trading	4,800,133	2,791,085
Financial and development funds	1,352	1,312
Subordinated debts (Notes 18 and 34a)	768,196	11,106,166
Sundry (Note 19b)	23,998,410	27,692,220
Long-term liabilities	336,964,663	289,584,301
Deposits (Notes 3n and 15a)	126,179,983	102,621,080
Interbank deposits	30,505	48,402
Time deposits (Notes 15a and 34a)	126,149,478	102,572,678
Securities sold under agreements to repurchase (Notes 3n and 15b)	952,782	11,316,218
Own portfolio	952,782	11,316,218
Funds from issuance of securities (Notes 15c and 34a)	79,289,564	54,211,866
Mortgage and real estate notes, letters of credit and others	76,748,808	51,938,151
Securities issued overseas	2,399,189	2,123,662
Structured Operations Certificates	141,567	150,053
Borrowing (Notes 16a and 34a)	660,965	1,270,690
Borrowing in Brazil - other institutions	-	1,846
Borrowing overseas	660,965	1,268,844
On-lending in Brazil - official institutions (Notes 16b and 34a)	17,360,622	20,145,050
BNDES	8,151,172	8,689,343
FINAME	9,209,450	11,455,707
Derivative financial instruments (Notes 3f, 7d II and 34a)	758,814	133,954
Derivative financial instruments	758,814	133,954

Bradesco  59

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2018	2017
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	31,983,383	28,575,580
Other liabilities	79,778,550	71,309,863
Tax and social security (Note 19a)	3,678,120	5,656,313
Subordinated debts (Notes 18 and 34a)	18,526,722	16,127,876
Eligible Debt Capital Instruments (Notes 18 and 34a)	30,717,063	23,299,800
Sundry (Note 19b)	26,856,645	26,225,874
Deferred income	385,721	400,844
Deferred income	385,721	400,844
Non-controlling interests in subsidiaries (Note 21)	612,845	554,622
Shareholders' equity (Note 22)	115,669,579	110,300,602
Capital:
- Domiciled in Brazil	66,677,721	58,361,535
- Domiciled overseas	422,279	738,465
Capital reserves	11,441	11,441
Profit reserves	50,545,642	48,718,218
Asset valuation adjustments	(1,546,990)	2,911,457
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	116,282,424	110,855,224
Total	1,282,028,162	1,216,690,924

The accompanying Notes are an integral part of these Consolidated Financial Statements.

60  Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Income Statement on September 30 - In thousand of Reais

	2018	2017
Revenue from financial intermediation	91,704,353	116,105,988
Loans (Note 9j)	52,351,797	55,444,943
Leases (Note 9j)	170,646	190,410
Operations with securities (Note 7g)	23,872,551	32,819,380
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	14,232,210	23,403,856
Derivative financial instruments (Note 7g)	(3,276,300)	(962,133)
Foreign exchange contracts (Note 10a)	1,537,248	1,540,460
Reserve requirement (Note 8b)	2,854,024	3,933,177
Sale or transfer of financial assets	(37,823)	(264,105)

Expenses from financial intermediation	61,082,621	82,052,523
Retail and professional market funding (Note 15e)	29,650,878	45,209,276
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	9,414,963	14,832,886
Borrowing and on-lending (Note 16c)	8,256,104	2,292,936
Allowance for loan losses (Notes 3g, 9g and 9h)	13,760,676	19,717,425

Gross income from financial intermediation	30,621,732	34,053,465

Other operating income (expenses)	(15,335,275)	(17,353,812)
Fee and commission income (Note 23)	18,560,972	17,772,000
Other fee and commission income	12,552,191	12,122,382
Income from banking fees	6,008,781	5,649,618
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	53,322,439	54,938,905
Net written premiums earned	53,380,642	55,096,586
Reinsurance premiums paid	(58,203)	(157,681)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(21,669,358)	(23,829,638)
Retained claims (Note 3o)	(19,445,207)	(19,410,316)
Capitalization bond prize draws and redemptions (Note 3o)	(4,093,785)	(4,137,869)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(2,395,082)	(2,641,995)
Payroll and related benefits (Note 24)	(14,144,007)	(16,371,329)
Other administrative expenses (Note 25)	(14,210,765)	(14,199,004)
Tax expenses (Note 26)	(4,234,142)	(4,585,062)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	1,155,002	1,134,809
Other operating income (Note 27)	5,224,746	8,835,268
Other operating expenses (Note 28)	(13,406,088)	(14,859,581)
Operating income	15,286,457	16,699,653
Non-operating income (loss) (Note 29)	(654,606)	(232,075)
Income before income tax and social contribution and non-controlling interests	14,631,851	16,467,578
Income tax and social contribution (Notes 33a and 33b)	(499,483)	(5,407,493)
Current income tax	(3,773,101)	(5,777,092)
Current Social Contribution	(2,086,044)	(3,615,293)
Deferred Tax	5,359,662	3,984,892
Non-controlling interests in subsidiaries	(128,183)	(193,928)
Net income	14,004,185	10,866,157

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  61

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Statements of Changes in Shareholders’ Equity - In thousand of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2016	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	3,588,573	-	-	3,588,573
Net income	-	-	-	-	-	-	10,866,157	10,866,157
Allocations:
- Reserves	-	-	543,308	5,726,308	-	-	(6,269,616)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(4,596,541)	(4,596,541)
Balance on September 30, 2017	59,100,000	11,441	7,350,436	41,367,782	2,911,457	(440,514)	-	110,300,602

Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(3,431,526)	-	-	(3,431,526)
Net income	-	-	-	-	-	-	14,004,185	14,004,185
Allocations:
- Reserves	-	-	700,209	7,943,420	-	-	(8,643,629)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(5,360,556)	(5,360,556)
Balance on September 30, 2018	67,100,000	11,441	8,240,225	42,305,417	(1,546,990)	(440,514)	-	115,669,579

The accompanying Notes are an integral part of these Consolidated Financial Statements.

62 Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on September 30 - In thousand of Reais

Description	2018	%	2017	%
1 – Revenue	95,870,906	283.1	115,370,648	301.4
1.1) Financial intermediation	91,704,353	270.8	116,105,988	303.3
1.2) Fees and commissions	18,560,972	54.8	17,772,000	46.4
1.3) Allowance for loan losses	(13,760,676)	(40.6)	(19,717,425)	(51.5)
1.4) Other	(633,743)	(1.9)	1,210,085	3.2
2 – Financial intermediation expenses	(47,321,945)	(139.7)	(62,335,098)	(162.8)
3 – Inputs acquired from third-parties	(11,279,870)	(33.3)	(11,360,713)	(29.7)
Outsourced services	(3,543,247)	(10.5)	(3,559,756)	(9.3)
Data processing	(1,757,678)	(5.2)	(1,666,696)	(4.4)
Communication	(1,158,688)	(3.4)	(1,265,258)	(3.3)
Asset maintenance	(829,383)	(2.4)	(842,379)	(2.2)
Financial system services	(718,541)	(2.1)	(778,578)	(2.0)
Advertising and marketing	(751,863)	(2.2)	(575,861)	(1.5)
Security and surveillance	(570,021)	(1.7)	(621,273)	(1.6)
Transport	(554,961)	(1.6)	(579,986)	(1.5)
Material, water, electricity and gas	(463,024)	(1.4)	(498,018)	(1.3)
Travel	(203,162)	(0.6)	(172,304)	(0.5)
Other	(729,302)	(2.2)	(800,604)	(2.1)
4 – Gross value added (1-2-3)	37,269,091	110.1	41,674,837	108.9
5 – Depreciation and amortization	(4,560,738)	(13.5)	(4,525,212)	(11.8)
6 – Net value added produced by the entity (4-5)	32,708,353	96.6	37,149,625	97.0
7 – Value added received through transfer	1,155,002	3.4	1,134,809	3.0
Share of profit (loss) of unconsolidated and jointly controlled companies	1,155,002	3.4	1,134,809	3.0
8 – Value added to distribute (6+7)	33,863,355	100.0	38,284,434	100.0
9 – Value added distributed	33,863,355	100.0	38,284,434	100.0
9.1) Personnel	12,501,964	36.9	14,682,552	38.4
Salaries	6,349,753	18.8	7,314,472	19.1
Benefits	3,253,854	9.6	4,314,402	11.3
Government Severance Indemnity Fund for Employees (FGTS)	559,735	1.7	953,588	2.5
Other	2,338,622	6.9	2,100,090	5.5
9.2) Tax, fees and contributions	6,375,668	18.8	11,681,332	30.5
Federal	5,386,477	15.9	11,026,169	28.8
State	7,466	-	9,161	-
Municipal	981,725	2.9	646,002	1.7
9.3) Remuneration for providers of capital	853,355	2.5	860,465	2.2
Rental	850,624	2.5	855,703	2.2
Asset leases	2,731	-	4,762	-
9.4) Value distributed to shareholders	14,132,368	41.7	11,060,085	28.9
Interest on Shareholders’ Equity Dividends paid and/or provisioned	5,360,556	15.8	4,596,541	12.0
Retained earnings	8,643,629	25.5	6,269,616	16.4
Non-controlling interests in retained earnings	128,183	0.4	193,928	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  63

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated cash flow Statement for the three months ended September 30 - In thousand of Reais

	2018	2017
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	14,631,851	16,467,578
Adjustments to net income before income tax and social contribution	41,176,229	56,697,399
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(769,838)	(291,794)
Allowance for loan losses	13,760,676	19,717,425
Depreciation and amortization	4,560,738	4,525,212
Impairment losses of assets	737,123	1,766,590
Expenses/ reversal with civil, labor and tax provisions	3,037,921	1,744,317
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	9,414,963	14,832,886
Share of profit (loss) of unconsolidated and jointly controlled companies	(1,155,002)	(1,134,809)
(Gain)/loss on sale of investments	-	(271,198)
(Gain)/loss on sale of fixed assets	86,028	39,492
(Gain)/loss on sale of foreclosed assets	391,160	413,189
Foreign exchange variation of assets and liabilities overseas/Other	11,112,460	15,356,089
Net income before taxes after adjustments	55,808,080	73,164,977
(Increase)/Decrease in interbank investments	(2,662,518)	574,745
(Increase)/Decrease in trading securities and derivative financial instruments	(5,141,130)	(10,977,450)
(Increase)/Decrease in interbank and interdepartmental accounts	(3,163,184)	(1,082,360)
(Increase)/Decrease in loans and leases	(38,157,676)	(437,424)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(46,398)	1,195,970
(Increase)/Decrease in other receivables and other assets	(15,219,510)	(4,895,059)
(Increase)/Decrease in reserve requirement - Central Bank	(13,510,620)	(11,138,415)
Increase/(Decrease) in deposits	53,634,632	25,355,436
Increase/(Decrease) in securities sold under agreements to repurchase	(15,509,599)	4,603,757
Increase/(Decrease) in borrowings and on-lending	6,214,878	(6,125,413)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(1,414,239)	1,112,086
Increase/(Decrease) in other liabilities	957,699	1,436,788
Increase/(Decrease) in deferred income	(24,012)	(76,341)
Income tax and social contribution paid	(5,858,840)	(7,090,138)
Net cash provided by/(used in) operating activities	15,907,563	65,621,159
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	4,124,298	6,884,612
Sale of/maturity of and interest on available-for-sale securities	103,447,183	76,705,048
Proceeds from sale of foreclosed assets	549,316	567,954
Sale of investments	-	441,558
Sale of premises and equipment	380,798	354,328
Acquisition of Subsidiaries, Net of Cash and Cash Equivalents acquired	(171,558)	-
Purchases of available-for-sale securities	(128,634,899)	(105,668,053)
Purchases of held-to-maturity securities	(34,192,285)	(109,609)
Investment acquisitions	(38,846)	(504,672)
Purchase of premises and equipment	(1,221,180)	(891,494)
Intangible asset acquisitions	(1,317,163)	(2,362,116)
Dividends and interest on shareholders’ equity received	1,069,719	818,291
Net cash provided by/(used in) investing activities	(56,004,617)	(23,764,153)
Cash flow from financing activities:
Funds from securities issued	70,569,589	46,214,741
Settlement and Interest payments of Funds from issuance of securities	(64,335,253)	(72,651,684)
Issuance of subordinated debts	6,804,906	6,593,610
Settlement and Interest payments of subordinated debts	(12,044,108)	(12,417,718)
Interest on Shareholders’ Equity Paid	(6,166,259)	(6,110,256)
Non-controlling interest	(78,739)	(88,115)
Net cash provided by/(used in) financing activities	(5,249,864)	(38,459,422)
Net increase/(decrease) in cash and cash equivalents	(45,346,918)	3,397,584
Cash and cash equivalents - at the beginning of the period	156,054,442	181,230,427
Effect of Changes in Exchange Rates in Cash and Cash equivalents	769,838	291,794
Cash and cash equivalents - at the end of the period	111,477,362	184,919,805
Net increase/(decrease) in cash and cash equivalents	(45,346,918)	3,397,584

The accompanying Notes are an integral part of these Consolidated Financial Statements.

64 Economic and Financial Analysis Report – September 2018

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Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These financial  statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on October 30, 2018.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On September 30
	Activity	Equity interest
		2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.(1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(1)	Investment bank	99.96%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (2)	Banking	100.00%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (4)	Insurance	99.98%	99.98%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (5)	Insurance	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (6)	Capitalization bonds	-	100.00%
Kirton Seguros S.A. (6)	Insurance	-	98.54%
Kirton Vida e Previdência S.A. (6)	Pension plan/Insurance	-	100.00%
Odontoprev S.A. (4)	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (7)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%

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Notes to the Consolidated Financial Statements

	On September 30
	Activity	Equity interest
		2018	2017
Bradesco F.I.R.F. Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.56%	98.92%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%

(1) In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. increasing the interest by means of subscription of shares and in May, 2018, there were acquisition of shares held by minority shareholders by Banco Bradesco S.A;

(2) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) Based on financial information from the previous month;
(5) Reduction in participation due to the merger of Kirton Seguros S.A through the exchange of minority shares;

(6) Companies incorporated in June, 2018, by their respective counterparts (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.); and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

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Notes to the Consolidated Financial Statements

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) and interest rates defined in the plan. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

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Notes to the Consolidated Financial Statements

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•       Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

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Notes to the Consolidated Financial Statements

g)   Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below);  and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

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Notes to the Consolidated Financial Statements

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and

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Notes to the Consolidated Financial Statements

communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7.

n)   Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

- The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs (for contracts written prior to 2017), except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

- The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The mathematical reserve for unvested benefits (PMBaC) whose calculation methodology considers, the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        For health insurance, the Matematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 4% per year (4.5% in 2017). It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4% (4.5% in 2017) per annum;

-        The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-        For Car insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. For the other Damage insurance, the IBNR estimate is based on the run off triangles. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For life insurance, the provision of ‘incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

-        The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

-        The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

-        The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

74 Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-        The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

-        Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4% (4.5% in 2017) per annum.

•       Pension plans and life insurance with survival coverage (VGBL):

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC), calculated using the technical basis of the pension plan, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the liability adequacy test (TAP);

-        The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

-        The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence. As to acquired portfolios, a history of 10 semesters is used;

-    The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is monetarily adjusted and with interest in the case of judicial claims; and

-    The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        The reserves for draws to be made (PSR) is constituted to cover the prizes to be paid in future sweepstakes. The calculation methodology consists of the projection of the expected present value of the expenses of future draws and compared to the projection of the expected present value of the installments referring to the future receives of the capitalization bonds;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

76 Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an the Organization has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

4)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	On September 30 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,253,221,633	9,186,073	66,293,926	1,328,701,632	1,186,418,950	8,855,329	86,559,733	1,281,834,012
Cash and due from banks	15,294,120	291,917	-	15,586,037	16,706,203	220,358	-	16,926,561
Interbank investments	112,166,667	(73,053)	(20,174)	112,073,440	178,562,179	245,754	(398,397)	178,409,536
Securities and derivative financial instruments	563,134,442	4,476,832	66,455,134	634,066,408	480,271,580	5,008,881	86,818,835	572,099,296
Interbank and interdepartmental accounts	81,680,588	-	-	81,680,588	70,151,511	-	-	70,151,511
Loans and leases	346,407,677	523,771	-	346,931,448	326,983,072	443,708	-	327,426,780
Allowance for Loan Losses (ALL)	(35,147,668)	(89,358)	-	(35,237,026)	(36,476,428)	(80,284)	-	(36,556,712)
Other receivables and assets	169,685,807	4,055,964	(141,034)	173,600,737	150,220,833	3,016,912	139,295	153,377,040
Permanent Assets	28,806,529	(759,864)	-	28,046,665	30,271,974	(434,153)	-	29,837,821
Investments	8,134,016	(5,941,863)	-	2,192,153	7,881,172	(5,737,318)	-	2,143,854
Premises and equipment	7,442,905	212,310	-	7,655,215	7,249,429	203,586	-	7,453,015
Intangible assets	13,229,608	4,969,689	-	18,199,297	15,141,373	5,099,579	-	20,240,952
Total	1,282,028,162	8,426,209	66,293,926	1,356,748,297	1,216,690,924	8,421,176	86,559,733	1,311,671,833

78 Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities					-
Current and long-term liabilities	1,165,360,017	7,326,729	66,293,926	1,238,980,672	1,105,434,856	7,309,027	86,559,733	1,199,303,616
Deposits	318,841,994	(314,735)	847,323	319,374,582	259,591,114	(14,406)	-	259,576,708
Securities sold under agreements to repurchase	217,957,945	(826)	67,456,602	285,413,721	246,582,688	-	87,477,417	334,060,105
Funds from Issuance of Securities	148,926,596	-	-	148,926,596	134,832,733	-	1,005,976	135,838,709
Interbank and interdepartmental accounts	23,488,172	272,623	-	23,760,795	23,060,045	2,866,732	-	25,926,777
Borrowing and on-lending	55,505,885	1,920,578	(119,060)	57,307,403	52,070,589	2,352,673	-	54,423,262
Derivative financial instruments	15,723,020	-	(204,453)	15,518,567	14,696,462	2,049	(140,304)	14,558,207
Technical provisions for insurance, pension plans and capitalization bonds	254,653,289	-	-	254,653,289	239,287,129	-	-	239,287,129
Other liabilities	130,263,116	5,449,089	(1,686,486)	134,025,719	135,314,096	2,101,979	(1,783,356)	135,632,719
Deferred income	385,721	-	-	385,721	400,844	-	-	400,844
Non-controlling interests in subsidiaries	612,845	1,099,480	-	1,712,325	554,622	1,112,149	-	1,666,771
Shareholders’ equity	115,669,579	-	-	115,669,579	110,300,602	-	-	110,300,602
Total	1,282,028,162	8,426,209	66,293,926	1,356,748,297	1,216,690,924	8,421,176	86,559,733	1,311,671,833

	In the nine month period ended September 30 - R$ thousand
	2018				2017
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	91,704,353	874,934	965,329	93,544,616	116,105,988	936,616	2,538,982	119,581,586
Expenses from financial intermediation	(47,321,945)	(89,141)	(2,892,017)	(50,303,103)	(62,335,098)	(45,801)	(4,388,088)	(66,768,987)
Financial margin	44,382,408	785,793	(1,926,688)	43,241,513	53,770,890	890,815	(1,849,106)	52,812,599
Allowance for loan losses	(13,760,676)	(64,087)	-	(13,824,763)	(19,717,425)	(79,303)	-	(19,796,728)
Gross income from financial intermediation	30,621,732	721,706	(1,926,688)	29,416,750	34,053,465	811,512	(1,849,106)	33,015,871
Income from insurance, pension plans and capitalization bonds	5,719,007	-	-	5,719,007	4,919,087	-	-	4,919,087
Fee and commission income	18,560,972	3,395,041	1,999,604	23,955,617	17,772,000	3,312,809	1,697,731	22,782,540
Personnel expenses	(14,144,007)	(618,143)	-	(14,762,150)	(16,371,329)	(557,942)	-	(16,929,271)
Other administrative expenses	(14,210,765)	(674,262)	(11,466)	(14,896,493)	(14,199,004)	(1,039,060)	441,940	(14,796,124)
Tax expenses	(4,234,142)	(446,796)	-	(4,680,938)	(4,585,062)	(383,013)	-	(4,968,075)
Share of profit (loss) of unconsolidated and jointly controlled companies	1,155,002	(1,039,357)	-	115,645	1,134,809	(972,371)	-	162,438
Other operating income / expenses	(8,181,342)	(776,303)	(61,450)	(9,019,095)	(6,024,313)	(406,197)	(290,565)	(6,721,075)
Operating income	15,286,457	561,886	-	15,848,343	16,699,653	765,738	-	17,465,391
Non-operating income	(654,606)	(13,486)	-	(668,092)	(232,075)	(5,131)	-	(237,206)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(627,666)	(548,400)	-	(1,176,066)	(5,601,421)	(760,607)	-	(6,362,028)
Net income	14,004,185	-	-	14,004,185	10,866,157	-	-	10,866,157

 (1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.) for managerial purposes; and
 (2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On September 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	978,801,744	125,282,957	291,018,692	24,802	5,093,289	(71,519,852)	1,328,701,632
Cash and due from banks	12,701,727	2,848,047	277,922	8,025	183,840	(433,524)	15,586,037
Interbank investments	109,446,251	2,627,189	-	-	-	-	112,073,440
Securities and derivative financial instruments	337,349,170	18,299,121	279,226,410	1,746	4,080,703	(4,890,742)	634,066,408
Interbank and interdepartmental accounts	81,680,588	-	-	-	-	-	81,680,588
Loans and leases	307,428,546	102,224,616	-	-	-	(62,721,714)	346,931,448
Allowance for Loan Losses (ALL)	(33,231,883)	(2,005,143)	-	-	-	-	(35,237,026)
Other receivables and assets	163,427,345	1,289,127	11,514,360	15,031	828,746	(3,473,872)	173,600,737
Permanent assets	117,880,432	34,924	6,956,950	2,449	865,599	(97,693,689)	28,046,665
Investments	97,193,125	-	2,639,205	-	53,512	(97,693,689)	2,192,153
Premises and equipment	5,173,006	21,459	2,418,890	422	41,438	-	7,655,215
Intangible assets	15,514,301	13,465	1,898,855	2,027	770,649	-	18,199,297
Total in 2018	1,096,682,176	125,317,881	297,975,642	27,251	5,958,888	(169,213,541)	1,356,748,297
Total in 2017	1,066,982,869	97,714,295	282,863,877	20,390	4,704,800	(140,614,398)	1,311,671,833

Liabilities
Current and long-term liabilities	979,037,712	64,549,038	265,694,637	15,007	1,204,130	(71,519,852)	1,238,980,672
Deposits	304,245,208	15,722,429	-	-	-	(593,055)	319,374,582
Securities sold under agreements to repurchase	274,840,452	10,573,269	-	-	-	-	285,413,721
Funds from issuance of securities	150,371,150	3,299,111	-	-	-	(4,743,665)	148,926,596
Interbank and interdepartmental accounts	23,760,795	-	-	-	-	-	23,760,795
Borrowing and on-lending	100,532,815	19,496,302	-	-	-	(62,721,714)	57,307,403
Derivative financial instruments	14,915,754	602,813	-	-	-	-	15,518,567
Technical provisions for insurance, pension plans and capitalization bonds	-	-	254,643,179	10,110	-	-	254,653,289
Other liabilities	110,371,538	14,855,114	11,051,458	4,897	1,204,130	(3,461,418)	134,025,719
Deferred income	363,575	-	22,146	-	-	-	385,721
Non-controlling interests in subsidiaries	1,611,310	60,768,843	32,258,859	12,244	4,754,758	(97,693,689)	1,712,325
Shareholders’ equity	115,669,579	-	-	-	-	-	115,669,579
Total in 2018	1,096,682,176	125,317,881	297,975,642	27,251	5,958,888	(169,213,541)	1,356,748,297
Total in 2017	1,066,982,869	97,714,295	282,863,877	20,390	4,704,800	(140,614,398)	1,311,671,833

80 Economic and Financial Analysis Report – September 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	In the nine month period ended September 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	77,789,756	3,545,690	13,239,714	4,156	192,303	(1,227,003)	93,544,616
Expenses from financial intermediation	(40,620,363)	(1,494,780)	(9,414,963)	-	-	1,227,003	(50,303,103)
Financial margin	37,169,393	2,050,910	3,824,751	4,156	192,303	-	43,241,513
Allowance for loan losses	(13,229,175)	(595,588)	-	-	-	-	(13,824,763)
Gross income from financial intermediation	23,940,218	1,455,322	3,824,751	4,156	192,303	-	29,416,750
Income from insurance, pension plans and capitalization bonds	-	-	5,680,383	6,731	-	31,893	5,719,007
Fee and commission income	21,924,656	307,383	1,642,214	-	264,444	(183,080)	23,955,617
Personnel expenses	(13,250,814)	(154,755)	(1,174,213)	(3,965)	(178,403)	-	(14,762,150)
Other administrative expenses	(13,875,027)	(194,964)	(1,164,258)	(3,094)	(147,659)	488,509	(14,896,493)
Tax expenses	(3,911,673)	(19,417)	(694,147)	(87)	(55,614)	-	(4,680,938)
Share of profit (loss) of unconsolidated and jointly controlled companies	3,019	-	123,886	-	(11,260)	-	115,645
Other operating income / expenses	(8,645,471)	(69,943)	(103,127)	(987)	137,739	(337,306)	(9,019,095)
Operating income	6,184,908	1,323,626	8,135,489	2,754	201,550	16	15,848,343
Non-operating income	(670,961)	11,122	(10,650)	2	2,411	(16)	(668,092)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	2,725,349	(332,525)	(3,519,761)	(378)	(48,751)	-	(1,176,066)
Net Income in 2018	8,239,296	1,002,223	4,605,078	2,378	155,210	-	14,004,185
Net Income in 2017	5,678,644	981,752	4,032,862	944	171,955	-	10,866,157

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)      CASH AND CASH EQUIVALENTS

	On September 30 - R$ thousand
	2018	2017
Cash and due from banks in domestic currency	11,290,206	13,851,569
Cash and due from banks in foreign currency	4,003,707	2,854,440
Investments in gold	207	194
Total cash and due from banks	15,294,120	16,706,203
Interbank investments (1)	96,183,242	168,213,602
Total cash and cash equivalents	111,477,362	184,919,805

(1) It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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6)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On September 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	15,214,804	1,086,704	71,020	-	16,372,528	40,323,994
● National treasury notes	13,821,038	862,973	71,020	-	14,755,031	19,700,912
● Financial treasury bills	957,515	-	-	-	957,515	-
● National treasury bills	255,369	223,731	-	-	479,100	20,551,654
● Debentures	-	-	-	-	-	31,893
● Other	180,882	-	-	-	180,882	39,535
Funded position	19,973,629	60,848,785	9,649	-	80,832,063	128,136,007
● National treasury notes	15,442,885	60,232,604	9,649	-	75,685,138	28,286,547
● Financial treasury bills	3,727,991	-	-	-	3,727,991	6,690,379
● National treasury bills	802,753	616,181	-	-	1,418,934	93,159,081
Unrestricted position	770,948	3,556,277	256,857	-	4,584,082	3,073,176
● National treasury bills	770,948	3,556,277	256,857	-	4,584,082	3,073,176
Subtotal	35,959,381	65,491,766	337,526	-	101,788,673	171,533,177
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,715,588	3,651,998	1,565,224	1,452,572	10,385,382	7,036,778
● Provision for losses	(2,407)	(738)	(4,243)	-	(7,388)	(7,776)
Subtotal	3,713,181	3,651,260	1,560,981	1,452,572	10,377,994	7,029,002
Total in 2018	39,672,562	69,143,026	1,898,507	1,452,572	112,166,667
%	35.4	61.6	1.7	1.3	100.0
Total in 2017	171,685,884	4,197,634	1,627,121	1,051,540		178,562,179
%	96.1	2.4	0.9	0.6		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Income from investments in purchase and sale commitments:
• Own portfolio position	992,665	764,024
• Funded position	4,537,320	13,233,221
• Unrestricted position	1,601,872	484,460
Subtotal	7,131,857	14,481,705
Income from interest-earning deposits in other banks	487,736	356,854
Total (Note 7g)	7,619,593	14,838,559

82 Economic and Financial Analysis Report – September 2018

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Notes to the Consolidated Financial Statements

7)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On September 30 - R$ thousand
	Financial	Insurance Group		Other Activities	2018	%	2017	%
		Insurance and Capitalization bonds	Pension plans
Trading securities	46,028,178	14,367,454	189,440,558	24,117	249,860,307	44.4	231,524,865	48.2
- Government securities	25,349,349	11,103,177	175,535,128	8,377	211,996,031	37.6	187,895,746	39.2
- Corporate securities	7,379,817	3,228,256	13,716,531	15,740	24,340,344	4.4	27,556,891	5.7
- Derivative financial instruments (1) (5)	13,299,012	36,021	188,899	-	13,523,932	2.4	16,072,228	3.3
Available-for-sale securities (2)	183,539,690	22,066,328	16,789,292	21,421	222,416,731	39.5	210,152,435	43.8
- Government securities	115,903,146	20,123,780	15,573,246	15,985	151,616,157	26.9	148,179,589	30.9
- Corporate securities	67,636,544	1,942,548	1,216,046	5,436	70,800,574	12.6	61,972,846	12.9
Held-to-maturity securities (2)	62,638,469	5,273,291	22,945,644	-	90,857,404	16.1	38,594,280	8.0
- Government securities	51,140,347	5,273,291	22,945,644	-	79,359,282	14.1	26,310,804	5.5
- Corporate securities	11,498,122	-	-	-	11,498,122	2.0	12,283,476	2.5
Total	292,206,337	41,707,073	229,175,494	45,538	563,134,442	100.0	480,271,580	100.0

- Government securities	192,392,842	36,500,248	214,054,018	24,362	442,971,470	78.6	362,386,139	75.6
- Corporate securities	99,813,495	5,206,825	15,121,476	21,176	120,162,972	21.4	117,885,441	24.4
Total	292,206,337	41,707,073	229,175,494	45,538	563,134,442	100.0	480,271,580	100.0

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Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On September 30 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	12,291,616	1,356,324	2,819,422	29,560,816	46,028,178	48,997,600	(2,969,422)	46,008,192	(4,978,964)
Financial treasury bills	-	256,853	-	15,253,203	15,510,056	15,509,126	930	11,229,605	818
National treasury notes	-	40,782	914,435	6,905,228	7,860,445	7,786,441	74,004	7,729,152	241,569
Financial bills	-	207,334	365,129	207,597	780,060	779,637	423	993,895	7,918
Debentures	48,973	82,226	3,852	917,241	1,052,292	1,167,309	(115,017)	2,221,140	(207,938)
National treasury bills	173,331	54,134	145,466	708,325	1,081,256	1,080,094	1,162	853,965	3,492
Brazilian foreign debt securities	-	-	-	425,058	425,058	429,512	(4,454)	11,175	(2)
Derivative financial instruments (1) (5)	9,208,881	395,621	647,210	3,047,300	13,299,012	16,182,058	(2,883,046)	16,008,467	(4,983,017)
Other	2,860,431	319,374	743,330	2,096,864	6,019,999	6,063,423	(43,424)	6,960,793	(41,804)
- Insurance companies and capitalization bonds	3,087,242	28,557	755,908	10,495,747	14,367,454	14,367,454	-	16,222,439	(3,635)
Financial treasury bills	-	19,084	-	9,210,691	9,229,775	9,229,775	-	11,452,085	-
Financial bills	-	8,666	36,488	65,846	111,000	111,000	-	363,907	-
Other	3,087,242	807	719,420	1,219,210	5,026,679	5,026,679	-	4,406,447	(3,635)
- Pension plans	2,955,186	1,626,484	1,229,553	183,629,335	189,440,558	189,440,558	-	169,123,911	-
Financial treasury bills	-	883,795	-	72,018,447	72,902,242	72,902,242	-	50,807,416	-
National treasury notes	-	45,085	693,822	27,429,314	28,168,221	28,168,221	-	58,423,094	-
National treasury bills	36,463	6,257	100,972	74,320,973	74,464,665	74,464,665	-	45,438,325	-
Financial bills	599,011	193,640	267,436	6,418,138	7,478,225	7,478,225	-	7,361,603	-
Debentures	60,301	394,852	55,169	3,162,613	3,672,935	3,672,935	-	3,622,369	-
Other	2,259,411	102,855	112,154	279,850	2,754,270	2,754,270	-	3,471,104	-
- Other activities	15,740	2,043	-	6,334	24,117	24,118	(1)	170,323	(3)
Financial treasury bills	-	2,043	-	6,334	8,377	8,378	(1)	21,052	(3)
Other	15,740	-	-	-	15,740	15,740	-	149,271	-
Total	18,349,784	3,013,408	4,804,883	223,692,232	249,860,307	252,829,730	(2,969,423)	231,524,865	(4,982,602)
Derivative financial instruments (liabilities) (5)	(13,880,921)	(698,901)	(384,384)	(758,814)	(15,723,020)	(13,415,185)	(2,307,835)	(14,696,462)	(4,181,890)

84 Economic and Financial Analysis Report – September 2018

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (2) (6)	On September 30 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	15,526,387	36,195,572	47,219,990	84,597,741	183,539,690	185,688,011	(2,148,321)	178,216,001	2,190,406
National treasury bills	3,077,468	28,820,293	41,123,572	26,387,841	99,409,174	99,032,696	376,478	106,392,622	2,672,960
Debentures	663,951	541,534	2,199,508	38,385,649	41,790,642	43,427,194	(1,636,552)	37,575,759	(639,159)
National treasury notes	-	-	2,240,986	7,127,930	9,368,916	9,229,108	139,808	8,499,234	606,308
Foreign corporate securities	627,919	33,115	1,636,071	8,101,689	10,398,794	10,612,851	(214,057)	10,571,586	195,121
Shares	7,265,489	-	-	-	7,265,489	8,107,020	(841,531)	7,505,492	(671,975)
Foreign government bonds	1,723,553	1,438,454	-	-	3,162,007	3,147,841	14,166	2,221,344	(5,575)
Promissory Notes	-	4,498,578	-	-	4,498,578	4,479,092	19,486	845,223	(5,281)
Certificates of real estate receivables	-	6,804	-	801,603	808,407	790,805	17,602	1,088,044	(30,073)
Other	2,168,007	856,794	19,853	3,793,029	6,837,683	6,861,404	(23,721)	3,516,697	68,080
- Insurance companies and capitalization bonds	1,890,735	171,036	33,404	19,971,153	22,066,328	22,426,954	(360,626)	17,078,285	832,083
National treasury notes	-	-	-	13,203,674	13,203,674	13,769,668	(565,994)	11,324,029	341,710
Shares	1,550,793	-	-	-	1,550,793	1,221,402	329,391	1,534,941	386,266
National treasury bills	-	156,595	33,404	6,551,371	6,741,370	6,867,923	(126,553)	3,740,271	90,448
Other	339,942	14,441	-	216,108	570,491	567,961	2,530	479,044	13,659
- Pension plans	1,127,460	16,260	-	15,645,572	16,789,292	16,249,126	540,166	14,817,006	2,001,193
National treasury notes	-	-	-	14,486,529	14,486,529	14,060,648	425,881	12,204,442	1,733,945
Shares	1,127,460	-	-	-	1,127,460	1,000,559	126,901	1,847,886	259,232
Debentures	-	-	-	88,586	88,586	80,967	7,619	95,712	7,941
Other	-	16,260	-	1,070,457	1,086,717	1,106,952	(20,235)	668,966	75
- Other activities	5,436	-	-	15,985	21,421	15,997	5,424	41,143	5,948
Other	5,436	-	-	15,985	21,421	15,997	5,424	41,143	5,948
Subtotal	18,550,018	36,382,868	47,253,394	120,230,451	222,416,731	224,380,088	(1,963,357)	210,152,435	5,029,630
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(408,640)	-	(117,740)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(671,356)	-	(344,072)
Total	18,550,018	36,382,868	47,253,394	120,230,451	222,416,731	224,380,088	(3,043,353)	210,152,435	4,567,818

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III) Held-to-maturity securities

Securities (2) (6)	On September 30 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	-	1,358	32,695	62,604,416	62,638,469	61,856,414	(782,055)	12,300,393	(344,828)
National treasury bills	-	-	-	50,339,565	50,339,565	50,274,744	(64,821)	-	-
Certificates of real estate receivables	-	-	31,513	11,466,609	11,498,122	10,787,068	(711,054)	12,283,476	(345,210)
National treasury notes	-	1,358	1,182	795,323	797,863	791,683	(6,180)	7,452	-
Other	-	-	-	2,919	2,919	2,919	-	9,465	382
- Insurance companies and capitalization bonds	-	-	-	5,273,291	5,273,291	5,411,014	137,723	5,060,850	918,624
National treasury notes	-	-	-	5,273,291	5,273,291	5,411,014	137,723	5,060,850	918,624
- Pension plans	-	-	-	22,945,644	22,945,644	24,521,065	1,575,421	21,233,037	3,545,822
National treasury notes	-	-	-	22,945,644	22,945,644	24,521,065	1,575,421	21,233,037	3,545,822
Total	-	1,358	32,695	90,823,351	90,857,404	91,788,493	931,089	38,594,280	4,119,618

86 Economic and Financial Analysis Report – September 2018

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Notes to the Consolidated Financial Statements

c)   Breakdown of the portfolios by financial statement classification

Securities	On September 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
Own portfolio	26,733,638	17,941,334	15,466,708	350,001,600	410,143,280	373,664,449
Fixed income securities	13,110,112	17,941,334	15,466,708	350,001,600	396,519,754	359,730,899
● National treasury notes	25,123	74,087	3,032,299	76,533,402	79,664,911	111,294,714
● Financial treasury bills	1,722	1,481,177	-	92,840,498	94,323,397	71,640,256
● National treasury bills	3,310,026	8,723,261	8,982,578	114,320,021	135,335,886	92,243,397
● Debentures	776,445	887,102	1,832,497	39,341,225	42,837,269	43,257,969
● Financial bills	599,011	409,641	669,053	6,794,627	8,472,332	8,713,150
● Certificates of real estate receivables	-	6,804	31,513	12,482,575	12,520,892	13,561,841
● Foreign government bonds	1,732,280	1,438,454	3,861	459,943	3,634,538	2,552,218
● Foreign corporate securities	1,311,059	30,337	757,856	4,499,278	6,598,530	6,784,697
● Brazilian foreign debt securities	-	-	-	1,521,952	1,521,952	717,903
● Promissory Notes	-	4,499,998	33,652	209,189	4,742,839	3,174,645
● Bank deposit certificates	191,708	343,005	83,106	11,537	629,356	492,085
● Other	5,162,738	47,468	40,293	987,353	6,237,852	5,298,024
Equity securities	13,623,526	-	-	-	13,623,526	13,933,550
● Shares of listed companies	1,130,153	-	-	-	1,130,153	1,851,629
● Shares of other companies	12,493,373	-	-	-	12,493,373	12,081,921
Restricted securities	732,363	20,797,454	34,580,419	80,713,077	136,823,313	83,807,241
Subject to repurchase agreements	627,788	20,256,665	30,450,592	64,188,164	115,523,209	62,901,746
● National treasury bills	-	19,976,400	27,505,801	44,044,290	91,526,491	53,757,059
● Foreign corporate securities	627,788	33,115	1,597,245	4,780,840	7,038,988	6,148,043
● National treasury notes	-	-	921,515	8,644,368	9,565,883	1,400,654
● Brazilian foreign debt securities	-	-	-	524,793	524,793	336,046
● Debentures	-	132,317	426,031	3,036,699	3,595,047	-
● Financial treasury bills	-	114,833	-	3,157,174	3,272,007	1,259,944
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	1,767
● National treasury bills	-	-	-	-	-	1,767
Privatization rights	-	-	-	40,470	40,470	45,357
Given in guarantee	104,575	540,789	4,129,827	16,484,443	21,259,634	20,858,371
● National treasury notes	-	13,137	-	13,676,555	13,689,692	11,939,623
● National treasury bills	-	74,450	4,129,827	325,226	4,529,503	5,140,596
● Financial treasury bills	1,804	453,202	-	2,230,716	2,685,722	3,315,390

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Notes to the Consolidated Financial Statements

Securities	On September 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
● Other	102,771	-	-	251,946	354,717	462,762
Derivative financial instruments (1) (5)	9,433,801	395,621	647,210	3,047,300	13,523,932	16,072,228
Securities sold under repurchase agreements - unrestricted	-	263,225	1,396,635	984,057	2,643,917	6,727,662
● National treasury bills	-	263,167	1,396,635	893,037	2,552,839	6,551,873
● National treasury notes	-	-	-	91,020	91,020	175,789
● Financial treasury bills	-	58	-	-	58	-
Total	36,899,802	39,397,634	52,090,972	434,746,034	563,134,442	480,271,580
%	6.6	7.0	9.2	77.2	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, except those considered as accounting hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as of June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$ 17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$ (297,343) thousand, was retained in shareholders’ equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy. In the third quarter of 2018 and 2017 there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the nine months ended September 30, 2018, there were impairment losses on financial assets (mostly debentures), net of reversals, related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$ 737,123 thousand (R$ 1,766,590 thousand in 2017).

88 Economic and Financial Analysis Report – September 2018

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Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On September 30 - R$ thousand
	2018		2017
	Nominal value	Net amount value	Nominal value	Net amount value
Futures contracts
Purchase commitments:	216,106,636		136,897,679
- Interbank market	149,425,673	19,295,271	92,455,596	-
- Foreign currency	66,287,947	-	44,407,820	-
- Other	393,016	26,404	34,263	-
Sale commitments:	206,771,228		176,811,694
- Interbank market (1)	130,130,402	-	112,311,374	19,855,778
- Foreign currency (2)	76,274,214	9,986,267	63,423,547	19,015,727
- Other	366,612	-	1,076,773	1,042,510

Option contracts
Purchase commitments:	126,030,616		24,714,610
- Interbank market	106,499,255	-	17,715,758	-
- Foreign currency	18,431,801	3,530,921	6,380,549	-
- Other	1,099,560	213,322	618,303	75,844
Sale commitments:	165,585,203		35,526,936
- Interbank market	149,798,085	43,298,830	19,021,101	1,305,343
- Foreign currency	14,900,880	-	15,963,376	9,582,827
- Other	886,238	-	542,459	-

Forward contracts
Purchase commitments:	15,142,617		10,514,802
- Foreign currency	13,667,994	-	10,229,820	-
- Other	1,474,623	940,596	284,982	-
Sale commitments:	19,464,994		14,750,596
- Foreign currency (2)	18,930,967	5,262,973	13,928,597	3,698,777
- Other	534,027	-	821,999	537,017

Swap contracts
Assets (long position):	74,957,199		68,484,415
- Interbank market	5,830,727	3,189,953	10,032,621	6,613,940
- Fixed rate	50,497,772	24,891,174	48,831,223	21,265,607
- Foreign currency	17,031,658	-	7,977,308	1,460,705
- IGPM	749,766	-	692,450	-
- Other	847,276	-	950,813	-
Liabilities (unrestricted position):	57,315,091		41,245,199
- Interbank market	2,640,774	-	3,418,681	-
- Fixed rate	25,606,598	-	27,565,616	-
- Foreign currency	25,962,453	8,930,795	6,516,603	-
- IGPM	766,000	16,234	808,000	115,550
- Other	2,339,266	1,491,990	2,936,299	1,985,486

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$ 4,825,810 thousand (R$ 6,646,749 in 2017); and (ii) accounting hedges to protect interbank investments, in the amount of R$ 9,631,686 thousand (R$ 16,799,041 thousand in 2017) (note 7f); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$ 60,932,586 thousand (R$ 46,971,885 thousand in 2017).

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On September 30 - R$ thousand
	2018			2017
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps	12,704,209	(3,219,854)	9,484,355	19,267,953	(4,953,981)	14,313,972
Adjustment receivable - future	204,030	-	204,030	13,206	-	13,206
Receivable forward purchases	1,747,227	-	1,747,227	102,070	-	102,070
Receivable forward sales (1)	345,783	-	345,783	1,134,056	-	1,134,056
Premiums on exercisable options	1,405,729	336,808	1,742,537	537,960	(29,036)	508,924
Total assets (A)	16,406,978	(2,883,046)	13,523,932	21,055,245	(4,983,017)	16,072,228
Adjustment payables - swaps	(10,032,949)	(2,012,522)	(12,045,471)	(8,931,435)	(4,209,766)	(13,141,201)
Adjustment payables - future	(17,975)	-	(17,975)	(115,563)	-	(115,563)
Payable forward purchases	(919,062)	-	(919,062)	(593,386)	-	(593,386)
Payable forward sales	(863,683)	-	(863,683)	(473,011)	-	(473,011)
Premiums on written options	(1,581,516)	(295,313)	(1,876,829)	(401,177)	27,876	(373,301)
Total liabilities (B)	(13,415,185)	(2,307,835)	(15,723,020)	(10,514,572)	(4,181,890)	(14,696,462)

Net Effect (A-B)	2,991,793	(5,190,881)	(2,199,088)	10,540,673	(9,164,907)	1,375,766

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On September 30 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Futures contracts (1)	84,565,317	117,076,271	28,485,327	192,750,949	422,877,864	313,709,373
Option contracts	230,969,721	8,219,168	37,998,725	14,428,205	291,615,819	60,241,546
Forward contracts (1)	19,906,085	4,872,580	7,597,973	2,230,973	34,607,611	25,265,398
Swap contracts	9,586,279	8,506,769	37,256,045	76,923,197	132,272,290	109,729,614
Total in 2018	345,027,402	138,674,788	111,338,070	286,333,324	881,373,584
Total in 2017	122,615,749	97,002,590	44,462,335	244,865,257		508,945,931

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On September 30 - R$ thousand
	2018	2017
Government securities
National treasury bills	2,529,569	3,515,144
National treasury notes	5,241,496	4,432,180
Total	7,771,065	7,947,324

V)  Revenues and expenses, net

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Swap contracts	(2,335,832)	704,774
Forward contracts (1)	(70,459)	(586,370)
Option contracts	(117,891)	(19,752)
Futures contracts (1)	(5,879,120)	(518,168)
Foreign exchange variation of assets and liabilities overseas	5,127,002	(542,617)
Total (Note 7g)	(3,276,300)	(962,133)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On September 30 - R$ thousand
	2018	2017
B3 (stock exchange)	654,235,052	324,806,799
B3 (over-the-counter)	176,879,550	144,380,596
Overseas (stock exchange) (1)	42,070,998	35,398,720
Overseas (over-the-counter) (1)	8,187,984	4,359,816
Total	881,373,584	508,945,931

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On September 30, 2018, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$ 781,521 thousand (R$ 326,510 thousand in 2017) and “bonds of the Brazilian public debt” in the amount of R$ 881,155 thousand (R$ 586,080 thousand in 2017); and the risk transferred in credit swaps whose underlying assets are Brazilian public debt”, was R$ (380,371) thousand (R$ (47,520) thousand in 2017), and “foreign public debt derivatives” was R$ (40,039) thousand (R$ (205,920) thousand in 2017), amounting to a total net credit risk value of R$ 1,242,266 thousand (R$ 659,150 thousand in 2017), with an effect on the calculation of required shareholders’ equity of R$ 83,765 thousand (R$ 22,958 thousand in 2017). The contracts related to credit derivatives transactions described above are due in 2025. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ (25,258) thousand (R$ (3,275) thousand in 2017). There were no credit events, as defined in the agreements, during the period.

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Notes to the Consolidated Financial Statements

f)    Hedge Accounting

On September 30, 2018, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

I)  Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On September 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	9,631,686	9,099,199	10,510	6,306
Hedge of interest payments on funding (2)	4,825,810	4,716,211	(34,970)	(20,982)
Total in 2018	14,457,496	13,815,410	(24,460)	(14,676)
*
Hedge of interest receipts from investments in securities (1)	16,799,041	16,011,629	89,714	53,828
Hedge of interest payments on funding (2)	6,646,749	6,548,823	(108,980)	(65,388)
Total in 2017	23,445,790	22,560,452	(19,266)	(11,560)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow prefixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$ (21,291) thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in the nine months period ended on September 30, 2018 were R$ 15,102 thousand.

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On September 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,569,491	820,433	(384,180)	(230,508)
Total in 2018	1,569,491	820,433	(384,180)	(230,508)
*
Hedge of exchange variation on future cash flows (1)	1,129,082	649,573	(98,474)	(59,084)
Total in 2017	1,129,082	649,573	(98,474)	(59,084)

 (1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

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Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 560 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the nine months period ended on September 30, 2018 were  R$ (10,585) thousand.

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Fixed income securities (1)	16,141,870	16,974,908
Interbank investments (Note 6b)	7,619,593	14,838,559
Equity securities	111,088	1,005,913
Subtotal	23,872,551	32,819,380
Income from insurance, pension plans and capitalization bonds (2)	14,232,210	23,403,856
Income from derivative financial instruments (Note 7d V)	(3,276,300)	(962,133)
Total	34,828,461	55,261,103

(1) In the nine months period ended on september 30, 2018, there were losses due to impairment of financial assets (mostly debentures), net of reversals, in the amount of R$ 735,655 thousand (R$ 1,766,590 thousand in 2017); and

(2) In the nine months period ended on september 30, 2018, there were losses due to impairment of shares in the amount of R$ 1,468 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On September 30 - R$ thousand
	Remuneration	2018	2017
Compulsory deposit – demand deposits	not remunerated	7,085,025	6,248,408
Compulsory deposit – savings deposits	savings index	21,152,410	23,957,257
Compulsory deposit – time deposits	Selic rate	51,987,411	38,923,056
Requirement rural loans funds	not remunerated	-	46,225
Reserve requirement – SFH	TR + interest rate	1,269,268	832,037
Total		81,494,114	70,006,983

For more information on compulsory deposits see Note 34.

b)   Revenue from reserve requirement

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Reserve requirement – Bacen (Compulsory deposit)	2,817,065	3,893,085
Reserve requirement – SFH	36,959	40,092
Total	2,854,024	3,933,177

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On September 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (A)	% (4)	Total in 2017 (A)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,829,391	13,037,669	11,500,927	19,497,707	26,145,129	78,225,462	167,236,285	37.2	148,449,170	36.1
Financing	4,432,189	3,875,320	4,911,830	11,778,697	15,440,048	91,163,616	131,601,700	29.3	126,529,762	30.6
Agricultural and agribusiness loans	2,190,139	1,181,034	1,195,382	2,366,086	5,539,562	8,054,812	20,527,015	4.6	20,010,555	4.8
Subtotal	25,451,719	18,094,023	17,608,139	33,642,490	47,124,739	177,443,890	319,365,000	71.1	294,989,487	71.5
Leases	96,885	84,073	84,382	230,437	370,809	1,036,806	1,903,392	0.4	2,127,730	0.5
Advances on foreign exchange contracts (2)	2,046,827	1,585,261	1,441,884	4,467,668	4,242,749	65,079	13,849,468	3.1	9,914,078	2.4
Subtotal	27,595,431	19,763,357	19,134,405	38,340,595	51,738,297	178,545,775	335,117,860	74.6	307,031,295	74.4
Other receivables (3)	18,257,432	6,295,142	3,432,931	6,002,391	2,884,653	569,505	37,442,054	8.3	30,753,666	7.4
Total loans	45,852,863	26,058,499	22,567,336	44,342,986	54,622,950	179,115,280	372,559,914	82.9	337,784,961	81.8
Acquisition of credit card receivables	1,471,804	720,145	462,929	972,276	493,638	-	4,120,792	0.9	1,190,302	0.3
Subtotal	47,324,667	26,778,644	23,030,265	45,315,262	55,116,588	179,115,280	376,680,706	83.8	338,975,263	82.1
Sureties and guarantees	2,575,249	511,711	916,911	6,519,988	11,803,904	49,133,776	71,461,539	15.9	72,511,278	17.6
Loan assignment - real estate receivables certificate	31,643	31,642	31,641	91,063	135,902	456,913	778,804	0.2	935,452	0.2
Guarantee given on rural loans assigned	-	-	-	-	-	76,813	76,813	-	87,964	-
Letters of credit for imports	140,427	126,842	44,917	92,223	32,444	-	436,853	0.1	287,327	0.1
Confirmed exports loans	1,424	146	-	20,000	45,696	-	67,266	-	77,928	-
Total - Off-balance-sheet accounts	2,748,743	670,341	993,469	6,723,274	12,017,946	49,667,502	72,821,275	16.2	73,899,949	17.9
Total in 2018	50,073,410	27,448,985	24,023,734	52,038,536	67,134,534	228,782,782	449,501,981	100.0
Total in 2017	41,854,855	28,040,188	23,281,820	46,282,065	66,518,204	206,898,080			412,875,212	100.0

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2018 (B)	% (4)	Total in 2017 (B)	% (4)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,022,234	1,328,453	866,283	2,508,259	3,384,339	9,109,568	83.3	11,376,560	84.3
Financing	264,118	225,531	132,871	284,562	246,018	1,153,100	10.5	1,111,841	8.2
Agricultural and agribusiness loans	26,947	44,149	110,690	43,054	49,793	274,633	2.5	365,979	2.7
Subtotal	1,313,299	1,598,133	1,109,844	2,835,875	3,680,150	10,537,301	96.3	12,854,380	95.2
Leases	3,762	3,348	2,481	3,339	3,009	15,939	0.1	31,314	0.2
Advances on foreign exchange contracts (2)	16,276	6,321	85,918	21,202	11,520	141,237	1.3	109,527	0.8
Subtotal	1,333,337	1,607,802	1,198,243	2,860,416	3,694,679	10,694,477	97.7	12,995,221	96.2
Other receivables (3)	31,478	56,721	24,466	74,298	62,183	249,146	2.3	514,855	3.8
Total in 2018	1,364,815	1,664,523	1,222,709	2,934,714	3,756,862	10,943,623	100.0
Total in 2017	2,644,476	1,520,484	1,195,907	3,457,234	4,691,975			13,510,076	100.0

	On September 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (C)	% (4)	Total in 2017 (C)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	600,310	502,034	443,801	1,111,493	1,672,720	4,235,252	8,565,610	58.1	11,505,593	67.6
Financing	218,869	185,279	184,791	527,146	810,531	3,692,589	5,619,205	38.1	5,115,025	30.0
Agricultural and agribusiness loans	58,336	16,189	18,285	26,708	65,939	139,683	325,140	2.2	252,531	1.5
Subtotal	877,515	703,502	646,877	1,665,347	2,549,190	8,067,524	14,509,955	98.4	16,873,149	99.1
Leases	3,612	3,429	3,433	9,921	15,042	40,653	76,090	0.5	107,012	0.6
Subtotal	881,127	706,931	650,310	1,675,268	2,564,232	8,108,177	14,586,045	98.9	16,980,161	99.7
Other receivables (3)	5,987	5,038	5,047	13,019	19,633	109,557	158,281	1.1	46,664	0.3
Total in 2018	887,114	711,969	655,357	1,688,287	2,583,865	8,217,734	14,744,326	100.0
Total in 2017	990,539	808,630	837,827	1,918,308	3,365,019	9,106,502			17,026,825	100.0

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Total
	Total in 2018 (A+B+C)	% (4)	Total in 2017 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	184,911,463	38.9	171,331,323	38.5
Financing	138,374,005	29.1	132,756,628	29.9
Agricultural and agribusiness loans	21,126,788	4.5	20,629,065	4.7
Subtotal	344,412,256	72.5	324,717,016	73.1
Leases	1,995,421	0.4	2,266,056	0.5
Advances on foreign exchange contracts (2) (Note 10a)	13,990,705	2.9	10,023,605	2.3
Subtotal	360,398,382	75.8	337,006,677	75.9
Other receivables (3)	37,849,481	8.0	31,315,185	7.1
Total loans	398,247,863	83.8	368,321,862	83.0
Acquisition of credit card receivables	4,120,792	0.9	1,190,302	0.3
Subtotal	402,368,655	84.7	369,512,164	83.3
Sureties and guarantees	71,461,539	15.0	72,511,278	16.4
Loan assignment - real estate receivables certificate	778,804	0.2	935,452	0.2
Guarantee given on rural loans assigned	76,813	-	87,964	-
Letters of credit for imports	436,853	0.1	287,327	0.1
Confirmed exports loans	67,266	-	77,928	-
Total - Off-balance-sheet accounts	72,821,275	15.3	73,899,949	16.7
Total in 2018	475,189,930	100.0
Total in 2017			443,412,113	100.0

(1) Including credit card loans of R$ 13,444,351 thousand (R$ 15,805,281 thousand in 2017);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$ 26,457,483 thousand (R$ 24,133,529 thousand in 2017); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in the transfer of rural credit, credits opened for importation and confirmed export credits.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Discounted trade receivables and loans	24,697,247	83,476,932	15,561,917	28,417,795	7,359,664	5,612,569	3,362,071	2,470,662	13,952,606	184,911,463	46.4	171,331,323	46.6
Financing	81,615,774	24,290,560	14,319,785	10,164,210	1,701,972	1,969,193	616,108	731,112	2,965,291	138,374,005	34.8	132,756,628	36.0
Agricultural and agribusiness loans	5,518,185	4,992,720	7,174,204	2,715,523	438,964	91,581	31,991	23,746	139,874	21,126,788	5.3	20,629,065	5.6
Subtotal	111,831,206	112,760,212	37,055,906	41,297,528	9,500,600	7,673,343	4,010,170	3,225,520	17,057,771	344,412,256	86.5	324,717,016	88.2
Leases	307,412	325,605	1,197,486	32,764	66,509	4,232	7,283	2,529	51,601	1,995,421	0.5	2,266,056	0.6
Advances on foreign exchange contracts (2)	5,380,073	2,849,635	3,225,159	1,940,809	28,785	319,080	6,164	83,291	157,709	13,990,705	3.5	10,023,605	2.7
Subtotal	117,518,691	115,935,452	41,478,551	43,271,101	9,595,894	7,996,655	4,023,617	3,311,340	17,267,081	360,398,382	90.5	337,006,677	91.5
Other receivables	9,027,913	19,876,987	3,696,352	4,170,970	222,973	125,450	48,091	58,477	622,268	37,849,481	9.5	31,315,185	8.5
Total in 2018	126,546,604	135,812,439	45,174,903	47,442,071	9,818,867	8,122,105	4,071,708	3,369,817	17,889,349	398,247,863	100.0
%	31.8	34.1	11.3	11.9	2.5	2.0	1.0	0.9	4.5	100.0
Total in 2017	115,572,463	122,146,660	42,371,217	41,992,118	12,289,611	6,976,988	4,259,371	2,979,813	19,733,621			368,321,862	100.0
%	31.3	33.2	11.5	11.4	3.3	1.9	1.2	0.8	5.4			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 10a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	-	-	1,143,989	2,894,369	1,687,548	1,534,063	1,241,626	1,201,300	5,041,431	14,744,326	100.0	17,026,825	100.0
1 to 30	-	-	139,711	187,873	102,330	69,439	60,445	52,141	275,175	887,114	6.0	990,539	5.8
31 to 60	-	-	107,895	148,242	74,954	56,518	50,548	48,777	225,035	711,969	4.8	808,630	4.7
61 to 90	-	-	89,353	124,322	72,331	57,606	50,925	41,512	219,308	655,357	4.5	837,827	4.9
91 to 180	-	-	158,893	321,942	197,283	150,884	140,261	108,075	610,949	1,688,287	11.5	1,918,308	11.3
181 to 360	-	-	219,882	463,726	315,197	237,251	231,404	179,239	937,166	2,583,865	17.5	3,365,019	19.8
More than 360	-	-	428,255	1,648,264	925,453	962,365	708,043	771,556	2,773,798	8,217,734	55.7	9,106,502	53.5
Past-due installments (2)	-	-	405,919	858,184	835,415	771,056	1,090,398	1,191,753	5,790,898	10,943,623	100.0	13,510,076	100.0
1 to 14	-	-	11,271	89,150	41,172	23,023	23,955	59,417	138,101	386,089	3.5	1,329,609	9.8
15 to 30	-	-	386,715	210,193	83,364	39,873	33,462	26,024	199,095	978,726	9.0	1,314,867	9.7
31 to 60	-	-	7,933	540,929	178,541	87,518	67,719	297,844	484,039	1,664,523	15.2	1,520,484	11.3
61 to 90	-	-	-	12,664	510,119	119,002	83,097	198,558	299,269	1,222,709	11.2	1,195,907	8.9
91 to 180	-	-	-	5,248	22,219	486,673	853,704	574,868	992,002	2,934,714	26.8	3,457,234	25.6
181 to 360	-	-	-	-	-	14,967	28,461	35,042	3,634,612	3,713,082	33.9	4,580,932	33.9
More than 360	-	-	-	-	-	-	-	-	43,780	43,780	0.4	111,043	0.8
Subtotal	-	-	1,549,908	3,752,553	2,522,963	2,305,119	2,332,024	2,393,053	10,832,329	25,687,949		30,536,901
Specific provision	-	-	15,499	112,576	252,297	691,536	1,166,012	1,675,137	10,832,329	14,745,386		17,285,384

(1) Percentage of maturities by installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	126,546,604	135,812,439	43,624,995	43,689,518	7,295,904	5,816,986	1,739,684	976,764	7,057,020	372,559,914	100.0	337,784,961	100.0
1 to 30	11,266,242	20,879,547	4,640,194	6,527,777	811,534	647,025	98,076	350,087	632,381	45,852,863	12.3	37,384,389	11.1
31 to 60	7,056,955	9,739,881	2,982,098	3,734,154	313,456	1,891,541	39,422	33,100	267,892	26,058,499	7.0	26,670,914	7.9
61 to 90	6,444,890	9,230,049	2,750,681	3,397,884	311,221	120,651	39,575	42,081	230,304	22,567,336	6.1	20,581,518	6.1
91 to 180	13,477,886	15,755,548	6,313,026	6,985,533	560,369	614,223	96,581	80,106	459,714	44,342,986	11.9	37,227,278	11.0
181 to 360	16,111,863	21,515,020	7,051,031	7,412,614	660,233	442,295	201,824	151,771	1,076,299	54,622,950	14.6	55,033,468	16.3
More than 360	72,188,768	58,692,394	19,887,965	15,631,556	4,639,091	2,101,251	1,264,206	319,619	4,390,430	179,115,280	48.1	160,887,394	47.6
Generic provision	-	679,062	436,250	1,310,686	729,590	1,745,095	869,842	683,735	7,057,020	13,511,280		12,280,057
Total in 2018	126,546,604	135,812,439	45,174,903	47,442,071	9,818,867	8,122,105	4,071,708	3,369,817	17,889,349	398,247,863
Existing provision	-	770,957	490,886	1,557,111	1,512,630	5,649,952	3,932,524	3,344,259	17,889,349	35,147,668
Minimum required provision	-	679,062	451,749	1,423,262	981,887	2,436,631	2,035,854	2,358,872	17,889,349	28,256,666
Excess provision	-	91,895	39,137	133,849	530,743	3,213,321	1,896,670	985,387	-	6,891,002
Total in 2017	115,572,463	122,146,660	42,371,217	41,992,118	12,289,611	6,976,988	4,259,371	2,979,813	19,733,621			368,321,862
Existing provision	-	690,807	461,059	1,409,973	1,934,079	5,079,104	4,202,252	2,965,533	19,733,621			36,476,428
Minimum required provision	-	610,733	423,712	1,259,763	1,228,961	2,093,096	2,129,686	2,085,869	19,733,621			29,565,441
Excess provision	-	80,074	37,347	150,210	705,118	2,986,008	2,072,566	879,664	-			6,910,987

(1) Percentage of maturities by installment.

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On September 30 - R$ thousand
	2018	% (1)	2017	% (1)
Largest borrower	9,196,229	2.3	9,164,562	2.5
10 largest borrowers	34,298,716	8.6	30,602,695	8.3
20 largest borrowers	52,807,293	13.3	47,214,770	12.8
50 largest borrowers	75,348,376	18.9	68,640,954	18.6
100 largest borrowers	94,019,157	23.6	84,954,505	23.0

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On September 30 - R$ thousand
	2018	%	2017	%
Public sector	9,441,875	2.4	9,427,498	2.6
Oil, derivatives and aggregate activities	9,196,229	2.3	9,164,562	2.5
Production and distribution of electricity	1,833	-	1,746	-
Other industries	243,813	0.1	261,190	0.1
Private sector	388,805,988	97.6	358,894,364	97.4
Companies	204,313,485	51.3	188,427,151	51.2
Real estate and construction activities	26,809,258	6.7	28,556,374	7.8
Retail	28,208,957	7.1	21,511,818	5.8
Services	20,643,878	5.2	16,872,220	4.6
Transportation and concession	16,287,971	4.1	14,116,957	3.8
Automotive	12,378,885	3.1	12,439,148	3.4
Food products	12,550,072	3.2	9,645,832	2.6
Wholesale	10,697,308	2.7	9,475,078	2.6
Production and distribution of electricity	5,447,116	1.4	7,452,568	2.0
Iron and steel industry	7,657,259	1.9	7,537,461	2.0
Sugar and alcohol	7,166,203	1.8	6,652,816	1.8
Holding	3,634,109	0.9	5,800,975	1.6
Capital goods	3,753,620	0.9	4,411,336	1.2
Pulp and paper	2,842,350	0.7	3,246,656	0.9
Chemical	3,822,682	1.0	3,437,386	0.9
Cooperative	3,811,541	1.0	3,219,751	0.9
Financial	2,223,084	0.6	2,854,201	0.8
Leisure and tourism	2,975,407	0.7	2,733,439	0.7
Textiles	2,064,854	0.5	2,278,577	0.6
Agriculture	2,061,190	0.5	2,482,516	0.7
Oil, derivatives and aggregate activities	2,216,051	0.6	2,354,651	0.6
Other industries	27,061,690	6.8	21,347,391	5.8
Individuals	184,492,503	46.3	170,467,213	46.3
Total	398,247,863	100.0	368,321,862	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On September 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2018 (2)	% 2017 (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	126,546,604	126,546,604	31.8	31.8	31.3
A	-	-	-	135,812,439	135,812,439	34.1	65.9	64.5
B	405,919	1,143,989	1,549,908	43,624,995	45,174,903	11.3	77.2	76.0
C	858,184	2,894,369	3,752,553	43,689,518	47,442,071	11.9	89.1	87.4
Subtotal	1,264,103	4,038,358	5,302,461	349,673,556	354,976,017	89.1
D	835,415	1,687,548	2,522,963	7,295,904	9,818,867	2.5	91.6	90.7
E	771,056	1,534,063	2,305,119	5,816,986	8,122,105	2.0	93.6	92.6
F	1,090,398	1,241,626	2,332,024	1,739,684	4,071,708	1.0	94.6	93.8
G	1,191,753	1,201,300	2,393,053	976,764	3,369,817	0.9	95.5	94.6
H	5,790,898	5,041,431	10,832,329	7,057,020	17,889,349	4.5	100.0	100.0
Subtotal	9,679,520	10,705,968	20,385,488	22,886,358	43,271,846	10.9
Total in 2018	10,943,623	14,744,326	25,687,949	372,559,914	398,247,863	100.0
%	2.8	3.7	6.5	93.5	100.0
Total in 2017	13,510,076	17,026,825	30,536,901	337,784,961	368,321,862
%	3.7	4.6	8.3	91.7	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On September 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2018 (1)	% 2017 (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	679,062	679,062	91,895	770,957	0.6	0.6
B	1.0	4,059	11,440	15,499	436,250	451,749	39,137	490,886	1.1	1.1
C	3.0	25,745	86,831	112,576	1,310,686	1,423,262	133,849	1,557,111	3.3	3.4
Subtotal		29,804	98,271	128,075	2,425,998	2,554,073	264,881	2,818,954	0.8	0.8
D	10.0	83,542	168,755	252,297	729,590	981,887	530,743	1,512,630	15.4	15.7
E	30.0	231,317	460,219	691,536	1,745,095	2,436,631	3,213,321	5,649,952	69.6	72.8
F	50.0	545,199	620,813	1,166,012	869,842	2,035,854	1,896,670	3,932,524	96.6	98.7
G	70.0	834,227	840,910	1,675,137	683,735	2,358,872	985,387	3,344,259	99.2	99.5
H	100.0	5,790,898	5,041,431	10,832,329	7,057,020	17,889,349	-	17,889,349	100.0	100.0
Subtotal		7,485,183	7,132,128	14,617,311	11,085,282	25,702,593	6,626,121	32,328,714	74.7	73.3
Total in 2018		7,514,987	7,230,399	14,745,386	13,511,280	28,256,666	6,891,002	35,147,668	8.8
%		21.4	20.6	42.0	38.4	80.4	19.6	100.0
Total in 2017		8,794,714	8,490,670	17,285,384	12,280,057	29,565,441	6,910,987	36,476,428		9.9
%		24.1	23.3	47.4	33.7	81.1	18.9	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2018	2017
- Specific provision (1)	16,828,454	22,386,423
- Generic provision (2)	12,699,936	10,737,580
- Excess provision (3) (4)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990
Opening balance on December 31	36,423,867	40,614,354
Accounting for allowance for loan losses (Note 9h-1) (5)	13,760,676	19,717,425
Accounting for/reversal of provisions for guarantees provided (4)	-	(3,060,990)
Net write-offs/other	(15,036,875)	(20,794,361)
Closing balance on September 30	35,147,668	36,476,428
- Specific provision (1)	14,745,386	17,285,384
- Generic provision (2)	13,511,280	12,280,057
- Excess provision (3)	6,891,002	6,910,987

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$ 3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January, 2017, part of this balance (R$ 604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b), and the remaining balance (R$ 2,456,367 thousand) was allocated to “Excess Provision - Loans”; and
(5) Includes, in the nine months period ended on September 30, 2017, the formation of allowance for loan losses, in the amount of R$ 2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Amount recognized (1)	13,760,676	17,261,058
Amount recovered (2) (3)	(5,608,535)	(5,446,171)
Allowance for Loan Losses expense net of amounts recovered	8,152,141	11,814,887

(1) In the nine months period ended on September 30, 2017, it refers to the formation of allowance for loan losses, in the amount of R$ 19,717,425 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$ 2,456,367 thousand (Note 9g);

(2) Classified in income from loans (Note 9j); and
(3) In the nine months period ended on September 30, 2018, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$ 8,849,035 thousand (R$ 7,866,440 thousand in 2017), whose sale value was R$ 155,490 thousand (R$ 88,226 thousand in 2017).

i)    Changes in the renegotiated portfolio

	On September 30 - R$ thousand
	2018	2017
Opening balance on December 31	17,183,869	17,501,423
Amount renegotiated	11,685,534	12,891,134
Amount received	(7,013,141)	(7,623,306)
Write-offs	(4,384,551)	(4,698,873)
Closing balance on September 30	17,471,711	18,070,378
Allowance for loan losses	13,633,053	13,737,277
Percentage on renegotiated portfolio	78.0%	76.0%

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Notes to the Consolidated Financial Statements

j)    Income from loans and leases

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Discounted trade receivables and loans	33,600,293	36,164,924
Financing	11,600,400	12,577,410
Agricultural and agribusiness loans	1,542,569	1,256,438
Subtotal	46,743,262	49,998,772
Recovery of credits charged-off as losses	5,608,535	5,446,171
Subtotal	52,351,797	55,444,943
Leases, net of expenses	170,646	190,410
Total	52,522,443	55,635,353

10)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On September 30 - R$ thousand
	2018	2017
Assets – other receivables
Exchange purchases pending settlement	21,360,166	15,839,537
Foreign exchange and forward documents in foreign currencies	1,797	4,083
Exchange sale receivables	2,792,615	4,954,077
(-) Advances in domestic currency received	(502,394)	(436,567)
Income receivable on advances granted	238,316	163,818
Total	23,890,500	20,524,948
Liabilities – other liabilities
Exchange sales pending settlement	6,095,958	4,936,100
Exchange purchase payables	16,814,938	15,906,193
(-) Advances on foreign exchange contracts	(13,990,705)	(10,023,605)
Other	2,967	4,035
Total	8,923,158	10,822,723
Net foreign exchange portfolio	14,967,342	9,702,225
Off-balance-sheet accounts:
- Loans available for import	436,853	287,327
- Confirmed exports loans	67,266	77,928

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Foreign exchange income	1,537,248	1,540,460
Adjustments:
- Income on foreign currency financing (1)	176,227	111,549
- Income on export financing (1)	1,240,697	1,633,950
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(1,273,562)	(748,753)
- Funding expenses (3)	(1,252,870)	(1,272,192)
- Other (4)	635,859	44,540
Total adjustments	(473,649)	(230,906)
Adjusted foreign exchange income	1,063,599	1,309,554

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

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Notes to the Consolidated Financial Statements

b)   Sundry

	On September 30 - R$ thousand
	2018	2017
Deferred tax assets (Note 33c)	58,952,439	54,082,393
Credit card operations	26,457,483	25,323,832
Debtors for escrow deposits	18,814,673	17,535,828
Trade and credit receivables	11,187,160	6,760,564
Prepaid taxes	11,976,866	7,093,860
Other debtors	3,430,023	4,855,776
Payments to be reimbursed	899,024	808,890
Receivables from sale of assets	203,505	158,530
Other	746,082	1,049,620
Total	132,667,255	117,669,293

11)    OTHER ASSETS

a)   Foreclosed assets/other

	On September 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2018	2017
Real estate	1,587,774	(437,810)	1,149,964	1,313,333
Vehicles and similar	558,319	(321,250)	237,069	282,036
Goods subject to special conditions	796,171	(796,171)	-	-
Inventories/warehouse	17,552	-	17,552	25,915
Machinery and equipment	6,862	(6,595)	267	1,238
Other	22,931	(21,699)	1,232	2,861
Total in 2018	2,989,609	(1,583,525)	1,406,084
Total in 2017	2,990,174	(1,364,791)		1,625,383

b)   Prepaid expenses

	On September 30 - R$ thousand
	2018	2017
Deferred insurance acquisition costs (1)	990,553	1,194,697
Commission on the placement of loans and financing (2)	499,106	413,809
Advertising and marketing expenses (3)	108,375	55,418
Other (4)	944,261	1,007,625
Total	2,542,295	2,671,549

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

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12)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On September 30 - R$ thousand
	2018	2017
- Cielo S.A.	4,157,100	4,120,631
- Elo Participações S.A.	1,258,772	1,080,789
- Fleury S.A.	686,014	677,980
- IRB-Brasil Resseguros S.A.	540,881	509,802
- Swiss Re Corporate Solutions Brasil	451,896	483,360
- Aquarius Participações S.A.	353,706	345,085
- Haitong Banco de Investimento do Brasil S.A.	103,944	114,275
- Others	432,682	400,571
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,984,995	7,732,493
- Tax incentives	234,717	234,717
- Other investments	157,708	168,715
Provision for:
- Tax incentives	(208,106)	(207,933)
- Other investments	(35,298)	(46,820)
Total investments	8,134,016	7,881,172

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies	In the nine month period ended September 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Ordinary (ON)	Preferential (PN)			2018	2017
- Elo Participações S.A. (2)	1,052,000	2,517,041	372	-	50.01%	428,192	214,139	159,221
- Aquarius Participações S.A.	518,592	721,849	254,110	-	49.00%	183,831	90,077	81,454
- Haitong Banco de Investimento do Brasil S.A.	420,000	519,720	12,734	12,734	20.00%	(1,495)	(299)	(14,207)
- Others (3)							851,085	908,341
Share of profit (loss) of unconsolidated and jointly controlled companies							1,155,002	1,134,809

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies; and
(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

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13)    PREMISES AND EQUIPMENT

	On September 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2018	2017
Property and equipment:
- Buildings	4%	2,303,926	(675,373)	1,628,553	1,168,113
- Land	-	818,723	-	818,723	853,191
Facilities, furniture and premises and equipment	10%	5,325,193	(3,027,060)	2,298,133	2,390,237
Security and communication systems	10%	371,643	(230,610)	141,033	137,476
Data processing systems	20 to 40%	7,615,998	(5,154,045)	2,461,953	2,458,335
Transportation systems	10 to 20%	89,758	(57,595)	32,163	41,410
Fixed Assets in course	-	62,347	-	62,347	200,667
Total in 2018		16,587,588	(9,144,683)	7,442,905
Total in 2017		15,133,183	(7,883,754)		7,249,429

The fixed assets to shareholders’ equity ratio is 38.0% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$ 7,667,007 thousand, net of accumulated amortization, as applicable, of which: (i) R$ 1,828,114 thousand recognized in ‘Permanent Assets – Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$ 5,838,893 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the nine months period ended on September 30, 2018, goodwill was amortized totaling R$ 1,665,962 thousand (R$ 1,800,954 thousand in 2017) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On September 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2018	2017
Acquisition of financial services rights	Contract	6,004,847	(2,260,435)	3,744,412	3,288,883
Software (2)	20%	12,283,517	(8,673,205)	3,610,312	3,776,967
Goodwill (3)	Up to 20%	11,545,113	(5,706,220)	5,838,893	8,044,541
Other	Contract	63,974	(27,983)	35,991	30,982
Total in 2018		29,897,451	(16,667,843)	13,229,608
Total in 2017		28,569,032	(13,427,659)		15,141,373

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On September 30, 2018, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$ 562,085 thousand, Odontoprev - R$ 53,596 thousand, Odonto System – R$ 167,764 thousand, value subject to change due to price adjustment, Bradescard Mexico - R$ 15,827 thousand, Europ Assistance - R$ 1,057 thousand, Bradesco BBI S.A. - R$ 104,714 thousand and Kirton Bank - R$ 4,926,157 thousand.

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c)   Changes in intangible assets by type

	On September 30 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,051,898	509,750	(817,236)	3,744,412
Software	3,790,418	821,188	(1,001,294)	3,610,312
Goodwill – Future profitability	3,761,412	117,301	(698,648)	3,180,065
Goodwill – Based on intangible assets and other reasons	2,548,412	54,654	(639,640)	1,963,426
Goodwill – Difference in fair value of assets/liabilities	1,048,717	(25,641)	(327,674)	695,402
Other	32,993	7,332	(4,334)	35,991
Total in 2018	15,233,850	1,484,584	(3,488,826)	13,229,608
Total in 2017	16,338,785	2,362,116	(3,559,528)	15,141,373

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15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
● Demand deposits (1)	33,487,987	-	-	-	33,487,987	30,326,471
● Savings deposits (1)	106,375,341	-	-	-	106,375,341	98,223,969
● Interbank deposits	247,493	309,407	16,881	30,505	604,286	1,560,706
● Time deposits (2)	8,893,212	13,816,912	29,514,778	126,149,478	178,374,380	129,479,968
Total in 2018	149,004,033	14,126,319	29,531,659	126,179,983	318,841,994
%	46.7	4.4	9.3	39.6	100.0
Total in 2017	135,719,176	11,646,756	9,604,102	102,621,080		259,591,114
%	52.3	4.5	3.7	39.5		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Own portfolio	117,576,303	7,195,903	3,432,580	952,782	129,157,568	107,928,675
● Government securities	103,079,034	184,833	53,612	-	103,317,479	55,549,848
● Debentures of own issuance	5,046,312	6,971,444	3,212,083	36,981	15,266,820	43,441,446
● Foreign	9,450,957	39,626	166,885	915,801	10,573,269	8,937,381
Third-party portfolio (1)	81,529,704	-	-	-	81,529,704	128,585,158
Unrestricted portfolio (1)	3,394,204	3,619,426	257,043	-	7,270,673	10,068,855
Total in 2018	202,500,211	10,815,329	3,689,623	952,782	217,957,945
%	92.9	5.0	1.7	0.4	100.0
Total in 2017	203,479,888	26,022,283	5,764,299	11,316,218		246,582,688
%	82.5	10.6	2.3	4.6		100.0

(1)  Represented by government securities.

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c)   Funds from issuance of securities

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities – Brazil:
- Financial bills	5,678,292	16,748,364	16,063,242	67,578,307	106,068,205	95,630,909
- Letters of credit for real estate	917,577	4,698,547	14,081,739	6,759,840	26,457,703	28,543,823
- Letters of credit for agribusiness	932,568	4,789,060	4,394,140	2,410,661	12,526,429	7,472,019
Subtotal	7,528,437	26,235,971	34,539,121	76,748,808	145,052,337	131,646,751
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	18,157	478,676	387,997	1,161,044	2,045,874	2,501,811
- MTN Program Issues (1)	15,092	-	-	1,256,059	1,271,151	393,491
- Issuance costs	-	-	-	(17,914)	(17,914)	(21,295)
Subtotal	33,249	478,676	387,997	2,399,189	3,299,111	2,874,007
Structured Operations Certificates	6,808	119,198	307,575	141,567	575,148	311,975
Total in 2018	7,568,494	26,833,845	35,234,693	79,289,564	148,926,596
%	5.1	18.0	23.7	53.2	100.0
Total in 2017	3,543,112	35,905,707	41,172,048	54,211,866		134,832,733
%	2.6	26.6	30.5	40.3		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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d)    Movement of funds from issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	135,011,308	150,807,358
Issuance	70,569,589	46,214,741
Interest	7,040,533	10,501,035
Settlement and interest payments	(64,335,253)	(72,651,684)
Exchange variation	640,419	(38,717)
Closing balance on September 30	148,926,596	134,832,733

e)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Savings deposits	3,456,484	4,473,860
Time deposits	4,280,291	6,188,198
Securities sold under agreements to repurchase	11,631,560	19,549,633
Funds from issuance of securities	7,040,533	10,501,035
Subordinated debts (Note 18)	2,623,306	4,067,088
Other funding expenses	618,704	429,462
Subtotal	29,650,878	45,209,276
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	9,414,963	14,832,886
Total	39,065,841	60,042,162

16)    BORROWING AND ON-LENDING

a)   Borrowing

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil - Other Institutions	-	-	-	-	-	3,567
Overseas	4,096,046	11,646,529	13,805,097	660,965	30,208,637	20,601,659
Total in 2018	4,096,046	11,646,529	13,805,097	660,965	30,208,637
%	13.6	38.6	45.6	2.2	100.0
Total in 2017	3,295,769	9,933,426	6,105,341	1,270,690		20,605,226
%	16.0	48.2	29.6	6.2		100.0

b)   On-lending

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil	1,036,559	3,378,088	3,521,979	17,360,622	25,297,248	31,465,363
- FINAME	618,466	2,269,607	2,444,176	9,209,450	14,541,699	17,664,631
- BNDES	417,898	1,108,481	947,956	8,151,172	10,625,507	13,647,858
- National Treasury	-	-	128,528	-	128,528	151,335
- Other institutions	195	-	1,319	-	1,514	1,539
Total in 2018	1,036,559	3,378,088	3,521,979	17,360,622	25,297,248
%	4.1	13.4	13.9	68.6	100.0
Total in 2017	1,002,116	3,997,175	6,321,022	20,145,050		31,465,363
%	3.2	12.7	20.1	64.0		100.0

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c)     Borrowing and on-lending expenses

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Borrowing:
- In Brazil	70,558	446,115
- Overseas	10,759,653	(1,057,973)
- Exchange variation from assets and liabilities overseas	(5,074,885)	771,222
Subtotal borrowing	5,755,326	159,364
On-lending in Brazil:
- BNDES	640,665	860,236
- FINAME	583,695	519,436
- National Treasury	2,852	5,111
- Other institutions	4	36
On-lending overseas:
- Payables to foreign bankers (Note 10a)	1,273,562	748,753
Subtotal on-lending	2,500,778	2,133,572
Total	8,256,104	2,292,936

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, considered after the analysis of each demand, based on the Superior Court of Justice (STJ)'s current decision.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for 02 (two) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,564,800 thousand (R$ 2,460,959 thousand in 2017): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

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-        IRPJ/CSLL on losses of credits – R$ 1,646,913 thousand (R$ 1,817,340 thousand in 2017): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$ 1,548,837 thousand (R$ 1,451,758 thousand in 2017): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$ 675,433 thousand (R$ 636,204 thousand in 2017): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-        INSS – Contribution to SAT – R$ 413,525 thousand (R$ 396,187 thousand in 2017): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV -   Provisions by nature

	On September 30 - R$ thousand
	2018	2017
Labor claims	6,023,797	5,425,861
Civil claims	5,537,685	5,171,045
Provision for tax risks	7,923,734	7,738,083
Total (Note 19b)	19,485,216	18,334,989

V -    Changes in provisions

	R$ thousand
	2018
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	504,100	380,000	208,882
Provisions, net of (reversals and write-offs)	1,052,766	752,505	139,668
Payments	(1,087,865)	(941,383)	(14,184)
Balance on September 30, 2018	6,023,797	5,537,685	7,923,734

 (1) Mainly include legal obligations.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements.

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Notes to the Consolidated Financial Statements

The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 6,840,761 thousand (R$ 6,063,812 thousand in 2017); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$ 5,030,229 thousand (R$ 4,852,685 thousand in 2017); c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 2,516,752 thousand (R$ 2,482,349 thousand in 2017) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2004 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 2,247,076 thousand (R$ 1,443,814 thousand in 2017); e) IRPJ and CSLL tax assessments for the years 2012 and 2013, due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization, whose assessed amount is R$ 1,670,067 thousand; f) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$ 1,434,363 thousand (R$ 1,385,724 thousand in 2017); g) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 582,240 thousand (R$ 692,209 thousand in 2017); and h) IRPJ and CSLL deficiency note, amounting to R$ 503,770 thousand (R$512,086 thousand in 2017) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)   Other matters

On May 31st , 2016, a criminal proceeding was opened against three members of Bradesco’s Board of Executive Officers, carried out by the Brazilian Federal Police under the so-called “Operation Zelotes”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28th, 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers, and a former member of its Board of Directors, which was received by the Federal District Judiciary Section’s 10th Federal Court Judge. Currently, only two of the members of Bradesco's Board of Directors remain in the process. They presented their responses in the criminal case, pointing out the facts and evidence demonstrating their innocence.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the competent regulatory bodies, both in Brazil and abroad.

The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

On account of the news of Operation Zealots, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York, on June 3rd, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. The demand is based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30th, 2012 and July 27th, 2016 suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29th, 2017, the Court limited the proposed class to investors who purchased ADS Bradesco between August 8th, 2014 and July 27th, 2016, as well as excluding one of the executives. The Class Action is currently, in the phase of pre-trial Discovery and class certification. On September 14th, 2018, the plaintiff presented a formal request to include another class representative that has already been objected by Bradesco, which is currently being analyzed by the judge.

Considering the stage that the demand is at, it is not possible to gauge the exposure and there are insufficient elements to carry out a risk assessment.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an Administrative Accountability Process ("PAR"). This process may imply the application of a fine and/or be mentioned in public lists that may eventually bring restrictions on a business with public entities.

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Notes to the Consolidated Financial Statements

18)    SUBORDINATED DEBT

a)     Composition by maturity

	On September 30 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	68,174	60,531
Financial bills:
2017 (1)	6	-	-	767,331
2018 (2)	6	154,362	283,104	10,126,549
2019	6	21,858	38,571	35,399
2017 (1)	7	-	-	50,562
2018 (2)	7	350	788	307,714
2019	7	3,172,835	3,533,283	3,510,287
2020	7	1,700	2,990	2,744
2022	7	4,305,011	5,912,845	5,500,025
2023	7	1,359,452	1,796,685	1,663,007
2024	7	67,450	78,943	72,226
2025 (3)	7	5,425,906	5,486,674	-
2018 (2)	8	-	-	115,516
2019	8	12,735	30,865	27,359
2020	8	28,556	58,213	53,173
2021	8	1,236	2,158	1,988
2023	8	1,706,846	2,414,483	2,212,508
2024	8	136,695	169,322	155,793
2025	8	6,193,653	6,324,352	6,508,395
2026 (3)	8	870,300	879,648	-
2021	9	7,000	13,828	12,873
2024	9	4,924	7,230	6,414
2025	9	400,944	481,835	448,046
2027 (3)	9	144,900	146,582	-
2021	10	19,200	43,992	39,416
2022	10	54,143	106,460	97,145
2023	10	688,064	1,125,748	1,047,686
2025	10	284,137	436,700	378,815
2026	10	361,196	470,185	428,495
2027	10	258,743	291,100	268,610
2028 (3)	10	248,300	252,071	-
2026	11	3,400	4,479	4,124
2027	11	47,046	57,265	52,870
2028	11	74,764	82,684	74,369
Perpetual (3)		5,115,500	5,423,979	5,526,103
Subtotal in Brazil			36,025,236	39,556,073
Overseas:
2019	10	1,333,575	3,105,400	2,376,891
2021	11	2,766,650	6,476,474	5,120,608
2022	11	1,886,720	4,416,063	3,494,113
Issuance costs on funding			(11,192)	(13,843)
Subtotal overseas			13,986,745	10,977,769
Total (4) (5)			50,011,981	50,533,842

(1) Subordinated debt transactions that matured in 2017;
(2) Transactions of subordinated debt due in 2018;

(3) Issues of financial letters, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(4) It includes the amount of R$ 30,717,063 thousand (R$ 23,299,800 thousand in 2017), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(5) The information on results are presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

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Notes to the Consolidated Financial Statements

b)    Movement of subordinated debts

	R$ thousand
	2018	2017
Opening balance on December 31	50,179,401	52,611,063
Issuance	6,804,906	6,593,610
Interest	2,623,306	4,067,088
Settlement and interest payments	(12,044,108)	(12,417,718)
Exchange variation	2,448,476	(320,201)
Closing balance on September 30	50,011,981	50,533,842

19)    OTHER LIABILITIES

a)   Tax and social security

	On September 30 - R$ thousand
	2018	2017
Provision for deferred income tax (Note 33f)	3,927,049	5,367,062
Taxes and contributions on profit payable	2,768,943	3,103,184
Taxes and contributions payable	1,685,839	1,430,897
Total	8,381,831	9,901,143

b)   Sundry

	On September 30 - R$ thousand
	2018	2017
Credit card operations	3,742,825	6,583,878
Civil, tax and labor provisions (Note 17b)	19,485,216	18,334,989
Loan assignment obligations	7,991,735	8,381,608
Provision for payments	8,062,194	9,007,351
Sundry creditors	3,536,288	4,690,367
Liabilities for acquisition of assets and rights	1,192,637	1,302,807
Obligations by quotas of investment funds	1,522,170	1,456,773
Other (1)	5,321,990	4,160,321
Total	50,855,055	53,918,094

(1) On September 30, 2018, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 9g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

	On September 30 - R$ thousand
	2018		2017
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	36,916,332	(284,424)	31,495,177	(227,796)
Bank sureties	33,439,091	(462,309)	37,747,430	(350,627)
Others	1,106,116	(42,562)	3,268,671	(52,342)
Total	71,461,539	(789,295)	72,511,278	(630,765)

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Notes to the Consolidated Financial Statements

20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On September 30 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,208,702	1,041,058	213,551,905	200,897,365	-	-	214,760,607	201,938,423
Mathematical reserve for vested benefits	337,674	260,186	8,478,114	9,126,126	-	-	8,815,788	9,386,312
Mathematical reserve for capitalization bonds	-	-	-	-	6,982,605	6,387,998	6,982,605	6,387,998
Reserve for claims incurred but not reported (IBNR)	3,391,688	3,115,001	944,688	1,274,505	-	-	4,336,376	4,389,506
Unearned premium reserve	4,300,723	4,238,866	642,546	546,311	-	-	4,943,269	4,785,177
Complementary reserve for coverage	-	-	523,189	492,475	-	-	523,189	492,475
Reserve for unsettled claims	4,451,684	4,104,270	1,361,832	1,605,657	-	-	5,813,516	5,709,927
Reserve for financial surplus	-	-	560,931	524,213	-	-	560,931	524,213
Reserve for draws and redemptions	-	-	-	-	944,395	911,279	944,395	911,279
Other reserves (4)	2,186,745	2,002,100	4,691,051	2,639,162	94,817	120,557	6,972,613	4,761,819
Total technical provisions	15,877,216	14,761,481	230,754,256	217,105,814	8,021,817	7,419,834	254,653,289	239,287,129

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b)   Guarantees for technical provisions

	On September 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Total technical provisions	15,877,216	14,761,481	230,754,256	217,105,814	8,021,817	7,419,834	254,653,289	239,287,129
(-) Commercialization surcharge – extended warranty	(72,182)	(167,078)	-	-	-	-	(72,182)	(167,078)
(-) Portion corresponding to contracted reinsurance	(104,464)	(150,214)	(13,143)	(37,230)	-	-	(117,607)	(187,444)
(-) Receivables	(1,078,560)	(1,027,824)	-	-	-	-	(1,078,560)	(1,027,824)
(-) Unearned premium reserve – Health and dental insurance (3)	(1,350,194)	(1,258,241)	-	-	-	-	(1,350,194)	(1,258,241)
(-) Reserves from DPVAT agreements	(596,216)	(511,130)	-	-	-	-	(596,216)	(511,130)
To be insured	12,675,600	11,646,994	230,741,113	217,068,584	8,021,817	7,419,834	251,438,530	236,135,412

Investment fund quotas (VGBL and PGBL)	-	-	194,918,439	183,973,081	-	-	194,918,439	183,973,081
Investment fund quotas (excluding VGBL and PGBL)	5,274,866	5,687,236	21,536,925	22,980,726	1,084,893	1,917,897	27,896,684	30,585,859
Government securities	9,646,752	8,065,074	19,894,012	17,285,978	7,485,712	6,435,747	37,026,476	31,786,799
Shares	2,693	3,743	1,127,460	1,847,886	-	-	1,130,153	1,851,629
Private securities	26,341	99,264	151,670	164,118	37,759	39,682	215,770	303,064
Total technical provision guarantees	14,950,652	13,855,318	237,628,506	226,251,789	8,608,364	8,393,326	261,187,522	248,500,433

(1) “Other reserves” - Insurance primarily refers to technical provisions of the “individual health plans” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses” and “Other reserves”; and
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15; and

(4) In Other technical provisions, Life and Pension Plan, includes the transfer of R$ 2,007,136 thousand of the mathematical provisions of benefits to be granted and benefits granted, with the authorization of SUSEP.

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Written premiums	28,862,473	27,835,851
Pension plan contributions (including VGBL)	20,396,648	22,988,162
Capitalization bond income	4,637,970	4,591,022
Granted coinsurance premiums	(35,435)	(40,087)
Refunded premiums	(481,014)	(278,362)
Net written premiums earned	53,380,642	55,096,586
Reinsurance premiums paid	(58,203)	(157,681)
Insurance, pension plan and capitalization bond retained premiums	53,322,439	54,938,905

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On September 30 - R$ thousand
	2018	2017
Banco Bradesco BBI S.A.	5,145	17,844
Other (1)	607,700	536,778
Total	612,845	554,622

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30
	2018 (1)	2017
Common	3,359,929,223	3,054,481,112
Preferred	3,359,928,872	3,054,480,793
Subtotal	6,719,858,095	6,108,961,905
Treasury (common shares)	(5,535,803)	(5,032,549)
Treasury (preferred shares)	(20,741,320)	(18,855,746)
Total outstanding shares	6,693,580,972	6,085,073,610

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610
Increase of capital stock with issuing of shares – bonus of 10% (1)	305,448,111	305,448,079	610,896,190
Increase of shares in treasury – bonus of 10%	(503,254)	(1,885,574)	(2,388,828)
Number of outstanding shares as at September 30, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Extraordinary General Meeting of March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 59,100,000 thousand to R$ 67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 16, 2018.

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Notes to the Consolidated Financial Statements

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 29, 2018, approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first  semester of 2018, of R$ 1,212,000 thousand, of which R$ 0.172465322 are per common share and R$ 0.189711854 per preferred share, whose payment was made on July 16, 2018.

Interest on shareholders’ equity for the nine months ended on September 30, 2018 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	14,004,185
(-) Legal reserve	700,209
Adjusted calculation basis	13,303,976
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	5,360,556
Withholding income tax on interest on shareholders' equity	(804,083)
Interest on shareholders' equity (net) accrued on September 30, 2018	4,556,473	34.25
Interest on shareholders' equity (net) accrued on September 30, 2017	3,907,060	37.85

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.155248	0.170773	951,740	142,761	808,979
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest paid on shareholders´ equity	0.398019	0.437821	2,542,801	381,420	2,161,381
Total accrued on September 30, 2017	0.725761	0.798337	4,596,541	689,481	3,907,060

Monthly interest on shareholders’ equity paid	0.155248	0.170773	1,057,932	158,690	899,242
Intermediary interest paid on shareholders’ equity (1)	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders’ equity provisioned	0.439790	0.483769	3,090,624	463,593	2,627,031
Total accrued on September 30, 2018	0.767503	0.844254	5,360,556	804,083	4,556,473

 (1) Paid on June 16, 2018.

d)   Treasury shares

Bradesco acquired a total of 5,535,803 common shares and 20,741,320 preferred shares for a total amount of R$ 440,514 thousand in the nine months ended on September 30, 2018 which all remain in treasury. The minimum, average and maximum cost per common share is R$ 19.34962, R$ 24.55863 and R$ 27.14350, and per preferred share is R$ 19.37456, R$ 26.98306 and R$ 33.12855, respectively. The fair value was R$ 25.75 per common share and R$ 28.67 per preferred share on September 30, 2018.

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Notes to the Consolidated Financial Statements

23)    FEE AND COMMISSION INCOME

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Credit card income	5,143,113	5,036,284
Checking account	5,323,283	4,927,022
Loans	2,253,594	2,223,473
Collections	1,494,398	1,453,463
Consortium management	1,229,388	1,137,854
Asset management	1,117,062	1,105,667
Underwriting/ Financial Advisory Services	588,158	555,895
Custody and brokerage services	611,900	554,719
Payments	337,342	308,675
Other	462,734	468,948
Total	18,560,972	17,772,000

24)    PAYROLL AND RELATED BENEFITS

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Salaries	6,349,753	7,314,472
Benefits	3,253,854	4,314,402
Social security charges	2,201,778	2,642,365
Employee profit sharing	1,178,034	1,202,309
Provision for labor claims	1,052,766	775,112
Training	107,822	122,669
Total (1)	14,144,007	16,371,329

(1) In 2017, includes the effects of the Special Voluntary Termination Plan.

25)    OTHER ADMINISTRATIVE EXPENSES

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Outsourced services	3,543,247	3,559,756
Depreciation and amortization	2,077,540	1,977,826
Data processing	1,757,678	1,666,696
Communication	1,158,688	1,265,258
Asset maintenance	829,383	842,379
Rental	850,624	855,703
Financial system services	718,541	778,578
Advertising and marketing	751,863	575,861
Security and surveillance	570,021	621,273
Transport	554,961	579,986
Water, electricity and gas	302,429	302,031
Supplies	160,595	195,987
Travel	203,162	172,304
Other	732,033	805,366
Total	14,210,765	14,199,004

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26)    TAX EXPENSES

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Contribution for Social Security Financing (COFINS)	2,587,114	3,119,728
Social Integration Program (PIS) contribution	428,973	571,303
Tax on Services (ISSQN)	826,967	517,987
Municipal Real Estate Tax (IPTU) expenses	112,023	88,823
Other	279,065	287,221
Total	4,234,142	4,585,062

27)    OTHER OPERATING INCOME

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Other interest income	1,622,367	1,514,174
Reversal of other operating provisions (1)	1,576,507	4,715,514
Revenues from recovery of charges and expenses	210,102	217,454
Gains on sale of goods	15,905	6,760
Other	1,799,865	2,381,366
Total	5,224,746	8,835,268

(1) In the nine months period ended on September 30, 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16; and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses.

28)    OTHER OPERATING EXPENSES

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Other finance costs	3,176,120	3,859,734
Sundry losses	1,392,243	1,312,424
Discount granted	1,228,489	1,094,582
Commissions on loans and financing	452,095	814,420
Intangible assets amortization - payroll	817,236	746,432
Goodwill amortization (Note 14a)	1,665,962	1,800,954
Other (1)	4,673,943	5,231,035
Total	13,406,088	14,859,581

(1) In the nine months period ended on September 30, 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

29)    NON-OPERATING INCOME (LOSS)

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Gain/loss on sale and write-off of assets and investments	(477,188)	(181,483)
Recording/reversal of non-operating provisions (1)	(223,631)	(135,610)
Other	46,213	85,018
Total	(654,606)	(232,075)

(1) Includes primarily allowance for non-use assets (BNDU).

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30)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On September 30 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Interbank investments	-	-	467,748	732,740	-	-	467,748	732,740
Securities and derivative financial instruments	20,842	-	8,366	-	-	-	29,208	-
Loans, other receivables and assets	7	-	149,935	6,556	46,787	-	196,729	6,556
Liabilities
Demand deposits/Savings accounts	24	30	14,454	8,564	17,516	16,642	31,994	25,236
Time deposits	1,008,968	1,440,088	1,589,930	117,943	140,183	82,600	2,739,081	1,640,631
Securities sold under agreements to repurchase	1,518,056	770,823	28,044	144,941	5,151	11,311	1,551,251	927,075
Funds from issuance of securities and subordinated debts	9,421,212	6,326,227	-	-	788,833	841,208	10,210,045	7,167,435
Derivative financial instruments	1,489	29,957	-	-	-	-	1,489	29,957
Interest on own capital and dividends payable	996,232	868,490	-	-	-	-	996,232	868,490
Other liabilities	-	-	10,359,058	4,567	-	-	10,359,058	4,567

	In the nine month period ended September 30 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Income from financial intermediation	18,527	(9,276)	27,433	46,454	-	-	45,960	37,178
Financial intermediation expenses	(588,742)	(710,605)	(30,682)	(24,990)	(42,346)	(69,151)	(661,770)	(804,746)
Income from services provided	80	-	229,576	273,316	-	-	229,656	273,316
Other expenses net of other operating revenues	(37,506)	(1,921)	(1,985,069)	(168,801)	(62,385)	-	(2,084,960)	(170,722)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

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b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2018, the maximum amount of R$ 529,930 thousand was set for Management compensation and R$ 534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Salaries	344,858	332,078
Total	344,858	332,078

Post-employment benefits

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Defined contribution supplementary pension plans	383,412	344,395
Total	383,412	344,395

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30
	2018	2017
● Common shares	0.55%	0.68%
● Preferred shares	1.08%	1.13%
● Total shares (1)	0.82%	0.91%

(1) On September 30, 2018, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.62% of common shares, 1.12% of preferred shares and 1.87% of all shares (3.07% of common shares, 1.17% of preferred shares and 2.12% of all shares in 2017).

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31)    RISK AND CAPITAL MANAGEMENT

a)     Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) whose role is to ensure compliance with the Organization's risk management processes and policies, and the Risk Committee, whose main objective is to assess the Organization's risk management framework and eventually propose improvements. Both advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)    Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On September 30 - R$ thousand
	Prudential Conglomerate
	2018	2017
Tier I capital	80,344,301	80,889,205
Common equity	75,036,083	75,363,103
Shareholders’ equity	115,669,579	110,300,602
Non-controlling interest / Other	108,400	84,155
Prudential adjustments (1)	(40,741,896)	(35,021,654)
Additional capital	5,308,218	5,526,102
Tier II capital	29,796,896	25,792,690
Subordinated debts (Resolution No. 4,192/13)	23,211,965	17,438,377
Subordinated debts (previous to CMN Resolution No. 4,192/13)	6,584,931	8,354,313
Reference Equity (a)	110,141,197	106,681,895

- Credit risk	590,790,718	547,411,237
- Market risk	12,359,843	9,564,259
- Operational risk	53,150,786	47,605,162
Risk-weighted assets – RWA (b)	656,301,347	604,580,658

Basel ratio (a/b)	16.8%	17.7%
Tier I capital	12.2%	13.4%
- Principal capital	11.4%	12.5%
- Additional capital	0.8%	0.9%
Tier II capital	4.5%	4.3%

(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13. Includes the positive effects of Resolution No. 4,680/18, reducing the impact of deferred tax assets arising from tax losses.

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c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On September 30 - R$ thousand
	2018	2017
Fixed rates	10,589	19,013
IGPM/IPCA	1,868	2,142
Exchange coupon	120	131
Foreign currency	499	1,640
Equities	896	270
Sovereign/Eurobonds and Treasuries	2,567	2,388
Other	185	2
Correlation/diversification effect	(3,168)	(2,324)
VaR (Value at Risk)	13,556	23,262

Amounts net of tax.

e)    Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.99 a scenario of R$ 4.03 was used, while for a 1-year fixed interest rate of 7.93%, a 7.94% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.99 a scenario of R$ 4.99 was used, while for a 1-year fixed interest rate of 7.93%, a 9.91% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.99 a scenario of R$ 5.99 was used, while for a 1-year fixed interest rate of 7.93%, a 11.89% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

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I - Sensitivity Analysis – Trading Portfolio

		On September 30 - R$ thousand
		Trading Portfolio (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,120)	(182,230)	(361,382)	(642)	(121,925)	(235,775)
Price indexes	Exposure subject to variations in price index coupon rates	(101)	(11,333)	(22,037)	(98)	(10,757)	(20,163)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(7)	(741)	(1,463)	(2)	(196)	(390)
Foreign currency	Exposure subject to exchange rate variations	(205)	(5,121)	(10,243)	(972)	(24,298)	(48,597)
Equities	Exposure subject to variation in stock prices	(133)	(3,333)	(6,666)	(197)	(4,995)	(9,789)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(144)	(15,199)	(29,965)	(28)	(6,862)	(13,718)
Other	Exposure not classified in other definitions	-	(478)	(955)	-	(5)	(10)
Total excluding correlation of risk factors		(1,710)	(218,435)	(432,711)	(1,939)	(169,038)	(328,442)
Total including correlation of risk factors		(1,105)	(191,623)	(379,610)	(810)	(116,785)	(224,315)

(1) Amounts net of tax.

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Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On September 30 - R$ thousand
		Trading and Banking Portfolios (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(16,689)	(3,544,889)	(6,792,837)	(12,874)	(2,506,281)	(4,878,866)
Price indexes	Exposure subject to variations in price index coupon rates	(8,070)	(1,018,764)	(1,778,250)	(5,321)	(609,156)	(1,116,389)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,317)	(144,831)	(276,144)	(449)	(32,711)	(64,500)
Foreign currency	Exposure subject to exchange rate variations	(2,108)	(39,166)	(78,332)	(2,444)	(60,971)	(121,942)
Equities	Exposure subject to variation in stock prices	(14,836)	(370,899)	(741,798)	(11,243)	(280,701)	(562,928)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,350)	(104,038)	(201,540)	(3,003)	(139,636)	(254,750)
Other	Exposure not classified in other definitions	(133)	(3,336)	(6,673)	(11)	(275)	(551)
Total excluding correlation of risk factors		(44,503)	(5,225,923)	(9,875,574)	(35,345)	(3,629,731)	(6,999,926)
Total including correlation of risk factors		(33,063)	(4,249,597)	(8,123,493)	(25,172)	(3,221,546)	(6,226,627)

(1) Amounts net of tax effects.

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f)     Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table sets forth details of the loans made within the Equator Principles contracted in the last 12 months (from October 2017 to September 2018):

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	-	-
Infrastructure	-	1	-
Region
Northeast	-	-	-
Southeast	-	1	-

R$ thousand
Total project value	570,900
Bradesco's participation (loan)	285,450

In the nine months ended September 30, 2018, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

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g)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On September 30 - R$ thousand
	2018			2017
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,253,221,633	1,161,365,716	91,855,917	71,763,252
Cash and due from banks	15,294,120	11,290,413	4,003,707	2,854,440
Interbank investments	112,166,667	109,371,018	2,795,649	1,955,578
Securities and derivative financial instruments	563,134,442	539,503,875	23,630,567	19,227,116
Interbank and interdepartmental accounts	81,680,588	81,680,588	-	-
Loans and leases	313,017,226	274,254,066	38,763,160	30,900,486
Other receivables and assets	167,928,590	145,265,756	22,662,834	16,825,632
Permanent assets	28,806,529	28,769,156	37,373	35,730
Investments	8,134,016	8,134,016	-	-
Premises and equipment and leased assets	7,442,905	7,421,024	21,881	22,049
Intangible assets	13,229,608	13,214,116	15,492	13,681
Total	1,282,028,162	1,190,134,872	91,893,290	71,798,982

Liabilities
Current and long-term liabilities	1,165,360,017	1,080,223,381	85,136,636	65,266,205
Deposits	318,841,994	303,923,453	14,918,541	12,549,225
Securities sold under agreements to repurchase	217,957,945	207,384,676	10,573,269	8,937,381
Funds from issuance of securities	148,926,596	145,627,485	3,299,111	2,874,006
Interbank and interdepartmental accounts	23,488,172	20,066,909	3,421,263	3,144,671
Borrowing and on-lending	55,505,885	25,067,542	30,438,343	20,939,458
Derivative financial instruments	15,723,020	13,907,102	1,815,918	181,655
Technical provision for insurance, pension plans and capitalization bonds	254,653,289	254,643,179	10,110	5,002
Other liabilities:
- Subordinated debts	50,011,981	36,025,236	13,986,745	10,977,769
- Others	80,251,135	73,577,799	6,673,336	5,657,038
Deferred income	385,721	385,721	-	-
Non-controlling interests in subsidiaries	612,845	612,845	-	-
Shareholders’ equity	115,669,579	115,669,579	-	-
Total	1,282,028,162	1,196,891,526	85,136,636	65,266,205

Net position of assets and liabilities			6,756,654	6,532,777
Net position of derivatives (2)			(64,102,846)	(49,400,975)
Other net off-balance-sheet accounts (3)			(1,278,713)	32,031
Net exchange position (liability)			(58,624,905)	(42,836,167)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

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II - The statement of financial position by maturity

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	678,314,012	124,985,562	108,612,121	341,309,938	-	1,253,221,633
Cash and due from banks	15,294,120	-	-	-	-	15,294,120
Interbank investments (1)	100,530,996	8,294,241	1,888,858	1,452,572	-	112,166,667
Securities and derivative financial instruments (1) (2)	389,788,950	23,348,689	51,439,729	98,557,074	-	563,134,442
Interbank and interdepartmental accounts	80,365,092	65,271	-	1,250,225	-	81,680,588
Loans and leases	26,471,683	68,011,216	45,881,319	172,653,008	-	313,017,226
Other receivables and assets	65,863,171	25,266,145	9,402,215	67,397,059	-	167,928,590
Permanent assets	434,737	2,146,471	2,556,470	14,390,105	9,278,746	28,806,529
Investments	-	-	-	-	8,134,016	8,134,016
Premises and equipment	98,617	493,087	591,705	5,440,773	818,723	7,442,905
Intangible assets	336,120	1,653,384	1,964,765	8,949,332	326,007	13,229,608
Total on September 30, 2018	678,748,749	127,132,033	111,168,591	355,700,043	9,278,746	1,282,028,162
Total on September 30, 2017	683,827,082	90,212,812	72,168,485	361,748,182	8,734,363	1,216,690,924

Liabilities
Current and long-term liabilities	661,898,464	74,228,752	92,268,138	331,540,684	5,423,979	1,165,360,017
Deposits (3)	149,004,033	14,126,319	29,531,659	126,179,983	-	318,841,994
Securities sold under agreements to repurchase (1)	202,500,211	10,815,329	3,689,623	952,782	-	217,957,945
Funds from issuance of securities	7,568,494	26,833,845	35,234,693	79,289,564	-	148,926,596
Interbank and interdepartmental accounts	23,488,172	-	-	-	-	23,488,172
Borrowing and on-lending	5,132,605	15,024,617	17,327,076	18,021,587	-	55,505,885
Derivative financial instruments	13,880,921	698,901	384,384	758,814	-	15,723,020
Technical provisions for insurance, pension plans and capitalization bonds (3)	217,281,246	3,797,692	1,590,968	31,983,383	-	254,653,289
Other liabilities:					-
- Subordinated debts	237,046	123,455	407,695	43,819,806	5,423,979	50,011,981
- Others	42,805,736	2,808,594	4,102,040	30,534,765	-	80,251,135
Deferred income	385,721	-	-	-	-	385,721
Non-controlling interests in subsidiaries	-	-	-	-	612,845	612,845
Shareholders’ equity	-	-	-	-	115,669,579	115,669,579
Total on September 30, 2018	662,284,185	74,228,752	92,268,138	331,540,684	121,706,403	1,282,028,162
Total on September 30, 2017	634,789,380	100,724,928	80,737,091	289,584,301	110,855,224	1,216,690,924

Net assets accumulated on September 30, 2018	16,464,564	69,367,845	88,268,298	112,427,657
Net assets accumulated on September 30, 2017	49,037,702	38,525,586	29,956,980	102,120,861

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

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32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the nine month period ended September 30, 2018 totaled R$ 713,137 thousand (R$ 724,620 thousand in 2017).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 3,361,677 thousand during the nine month period ended September 30, 2018 (R$ 4,437,071 thousand in 2017).

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Notes to the Consolidated Financial Statements

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Income before income tax and social contribution	14,631,851	16,467,578
Total burden of income tax and social contribution at the current rates (1)	(6,584,333)	(7,410,410)
Effect on the tax calculation:
Equity investment in unconsolidated and jointly controlled companies	519,751	510,664
Net non-deductible expenses of nontaxable income	230,516	135,545
Interest on shareholders’ equity (paid and payable)	2,412,250	2,068,443
Other amounts (2)	2,922,333	(711,735)
Income tax and social contribution for the period	(499,483)	(5,407,493)

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and companies treated as such, including the insurance segment, and of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	In the nine month period ended September 30 - R$ thousand
	2018	2017
Current taxes:
Income tax and social contribution payable	(5,859,145)	(9,392,385)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	1,671,105	5,616,747
Use of opening balances of:
Social contribution loss	(262,377)	(768,301)
Income tax loss	(286,345)	(931,709)
Constitution in the period on:
Social contribution loss	1,587,857	44,514
Income tax loss	2,649,422	23,641
Total deferred tax assets	5,359,662	3,984,892
Income tax and social contribution for the period	(499,483)	(5,407,493)

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2017	Amount recorded	Realized / Decrease	Balance on 09/30/2018
Allowance for loan losses	29,789,386	6,059,849	(4,226,173)	31,623,062
Civil provisions	2,191,002	486,296	(478,574)	2,198,724
Tax provisions	2,874,482	158,749	(95,283)	2,937,948
Labor provisions	2,160,997	615,942	(360,275)	2,416,664
Provision for devaluation of securities and investments	239,482	32,067	(28,477)	243,072
Provision for devaluation of foreclosed assets	607,613	243,889	(206,012)	645,490
Adjustment to fair value of trading securities	3,704,394	2,597,538	(3,691,279)	2,610,653
Amortization of goodwill	346,069	26,828	(14,243)	358,654
Provision for interest on shareholder's equity (1)	-	1,319,190	-	1,319,190
Other	4,921,716	1,680,904	(2,449,831)	4,152,789
Total deductible taxes on temporary differences	46,835,141	13,221,252	(11,550,147)	48,506,246
Income tax and social contribution losses in Brazil and overseas	5,003,872	4,237,279	(548,722)	8,692,429
Subtotal (2)	51,839,013	17,458,531	(12,098,869)	57,198,675
Adjustment to fair value of available-for-sale securities	557,807	1,396,706	(200,749)	1,753,764
Total deferred tax assets (Note 10b)	52,396,820	18,855,237	(12,299,618)	58,952,439
Deferred tax liabilities (Note 33f)	4,562,687	1,268,494	(1,904,132)	3,927,049
Deferred tax assets, net of deferred tax liabilities	47,834,133	17,586,743	(10,395,486)	55,025,390
- Percentage of net deferred tax assets on capital (Note 31)	45.7%			50.0%
- Percentage of net deferred tax assets over total assets	3.9%			4.3%

(1) The tax credit on interest on shareholder’s equity is accounted for up to the permitted tax limit; and

(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the deferred tax assets, are calculated based on the expected implementation.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	3,033,484	2,139,526	90,238	65,131	5,328,379
2019	7,779,269	4,705,479	310,724	125,131	12,920,603
2020	6,927,865	4,114,982	496,286	196,080	11,735,213
2021	5,487,686	3,267,826	892,952	447,884	10,096,348
2022	3,901,226	2,233,652	620,682	349,598	7,105,158
After 2022	3,112,268	1,802,983	2,570,203	2,527,520	10,012,974
Total	30,241,798	18,264,448	4,981,085	3,711,344	57,198,675

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On September 30, 2018, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$ 53,600,177 thousand (R$ 51,057,314 thousand in 2017), of which: R$ 45,888,054 thousand (R$ 47,389,123 thousand in 2017) of temporary differences; and R$ 7,712,123 thousand (R$ 3,668,191 thousand in 2017) to tax losses and negative basis of social contribution.

136 Economic and Financial Analysis Report – September 2018

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On September 30, 2018, deferred tax assets of R$ 13,829 thousand (R$ 18,431 thousand in 2017) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On September 30 - R$ thousand
	2018	2017
Fair value adjustment to securities and derivative financial instruments	605,134	2,406,263
Difference in depreciation	233,835	304,362
Judicial deposit and others	3,088,080	2,656,437
Total	3,927,049	5,367,062

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

34)    OTHER INFORMATION

a)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On September 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2018		2018	2017	2018	2017
Securities and derivative financial instruments (Notes 3e, 3f and 7)	563,134,442	564,065,531	(2,112,264)	8,687,436	931,089	4,119,618
- Adjustment of available-for-sale securities (Note 7bII)			(3,043,353)	4,567,818
- Adjustment of held-to-maturity securities (Note 7c item 4)			931,089	4,119,618	931,089	4,119,618
Loan and leases (Notes 2, 3g and 9) (1)	398,247,863	398,891,965	644,102	(204,785)	644,102	(204,785)
Investments (Notes 3j and 12) (2)	8,134,016	24,067,473	15,933,457	23,134,293	15,933,457	23,134,293
Treasury shares (Note 22d)	440,514	737,201	-	-	296,687	388,467
Time deposits (Notes 3n and 15a)	178,374,380	178,051,142	323,238	249,699	323,238	249,699
Funds from issuance of securities (Note 15c)	148,926,596	148,170,998	755,598	58,401	755,598	58,401
Borrowing and on-lending (Notes 16a and 16b)	55,505,885	55,438,689	67,196	206,902	67,196	206,902
Subordinated debts (Note 18)	50,011,981	50,530,196	(518,215)	(925,668)	(518,215)	(925,668)
Unrealized gains excluding tax			15,093,112	31,206,278	18,433,152	27,026,927

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

b)    The Organization manages investment funds and portfolios with net assets which, on September 30, 2018, amounted to R$ 871,231,374 thousand (R$ 820,681,736 thousand in 2017).

c)   Consortium funds

	On September 30 - R$ thousand
	2018	2017
Monthly estimate of funds receivable from consortium members	647,462	623,352
Contributions payable by the group	30,807,912	30,773,334
Consortium members - assets to be included	26,710,924	26,897,680
Credits available to consortium members	6,262,964	5,714,537

b)

	On September 30 - In units
	2018	2017
Number of groups managed	3,496	3,484
Number of active consortium members	1,463,489	1,395,120
Number of assets to be included	613,633	640,904

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until September 30, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco in prior periods were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 8, 2018, Bradesco published its consolidated financial statements for December 31, 2017 and 2016 on its website, in accordance with IFRS.

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Notes to the Consolidated Financial Statements

e)     There was a change in compulsory collection rules in March 2018 through Circular No. 3,890, according to the table below:

Description	Previous Standard	Current Standard
Savings deposits	The compulsory savings reserve was 24.5% on the calculation basis defined in regulation.	As from May 7, 2018, the compulsory deposit on savings deposits was reduced to 20% on the calculation basis defined in regulation.
Savings deposits (Rural)	The reserve requirements on rural savings was 21% on the basis of calculation defined in regulation.	As from May 7, 2018, the compulsory deposit on rural savings was reduced to 20% on the calculation basis defined in regulation.
Demand deposits

The daily verification of compliance with the requirement to pay cash deposits was made in accordance with the sum of the daily closing balance of the Bank Reserves account, the arithmetic mean of the financial institution's deposits recorded under "1.1.1.10.00-6 Cash "of Cosif at the close of each business day of the respective calculation period up to the limit of 40% (forty percent) of the chargeable charge to the institution and of the balance of operations valid for deduction of the compulsory payment on demand, verified in the respective calculation period, considering their respective regulatory limits.

As from May 7, 2018, the daily verification of the compliance with the requirement of the compulsory deposit for demand deposits started to be made according to the sum of the daily closing balance of the Bank Reserves account and time base value, valid for deduction of reserve requirement on demand resources.

The deductibility value of the base calculation of the reserve requirement on demand resources corresponding to the arithmetic average of the RSVs (Value Subject to Gathering) calculated in the calculation period, was R$ 70,000,000.00.

From May 7, 2018, the deductible value of the compulsory deposit on demand resources corresponding to the arithmetic average of the RSVs (Value Subject to Gathering)  calculated in the calculation period passed to R$ 200,000,000.00.

	The compulsory reserve on demand was 40%, based on the calculation basis defined in regulations.	As of May 7, 2018, the compulsory deposit on cash resources passed to 25%, based on the calculation defined in regulations.

f)      On July 20, 2018, Odontoprev, a controlled company of Bradesco Saúde S.A., informed the Market the about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza /Ceará, for the amount of R$ 201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the consideration includes contingent payments dependent on the achievement of the future targets of growth of the EBITDA for Odonto System on 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), Brazilian Central Bank – BACEN and Administrative Council for Economic Defense –CADE. The transaction was approved by the shareholders of the company, in General Meeting realized in August 6, 2018.

g)    On October 2, 2018, Bradesco entered into a strategic partnership with RCB Investimentos S.A., one of the leading companies in the credit management and recovery market in Brazil, after acquiring 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery. The operation is subject to approval by the competent authorities.

h)    On September 28, 2018, Bradesco and Grupo Fidelity terminated their joint venture in Fidelity Processadora S.A., a company that provides credit card processing services, in which Bradesco indirectly holds 49% of the share capital. Once the operation is concluded, Bradesco will remain as the single shareholder of the Processing Company, whose shareholders’ equity will be constituted exclusively of assets and liabilities related to services provided to the Bradesco Organization. The parties, Bradesco and Grupo Fidelity, will maintain their shareholding in Fidelity Serviços S.A., a company providing call center, collection, fraud prevention, support and other related services. The operation aims to reduce the costs of processing, increasing the efficiency of the credit card business and not causing any impact on the activities and clients of Bradesco, as well as not involving financial values. The conclusion of the termination is subject to the competent regulatory authorities’ approval.

140 Economic and Financial Analysis Report – September 2018

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Management Bodies

Reference date: October 30, 2018
Board of Directors

Chairman

Luiz Carlos Trabuco Cappi

Vice-Chairman

Carlos Alberto Rodrigues Guilherme

Members

Denise Aguiar Alvarez

João Aguiar Alvarez

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Board

Executive Officers

Chief Executive Officer

Octavio de Lazari Junior

Executive Vice-Presidents

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

André Rodrigues Cano

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Managing Directors

Denise Pauli Pavarina

Moacir Nachbar Junior

Renato Ejnisman

Walkiria Schirrmeister Marchetti

Deputy Directors

Aurélio Guido Pagani

Guilherme Muller Leal

Luiz Carlos Brandão Cavalcanti Junior

Rogério Pedro Câmara

João Carlos Gomes da Silva

Bruno D´Avila Melo Boetger

Glaucimar Peticov

José Ramos Rocha Neto

Department Directors

Amilton Nieto

André Bernardino da Cruz Filho

André Ferreira Gomes

Antonio Carlos Melhado

Antonio Daissuke Tokuriki

Antonio Gualberto Diniz

Antonio José da Barbara

Carlos Wagner Firetti

Clayton Camacho

Edilson Wiggers

Edson Marcelo Moreto

Fernando Antônio Tenório

Frederico William Wolf

João Albino Winkelmann

José Sérgio Bordin

Layette Lamartine Azevedo Júnior

Leandro José Diniz

Lucio Rideki Takahama

Marcelo Frontini

Marcelo Santos Dall’Occo

Marcio Henrique Araujo Parizotto

Marcos Aparecido Galende

Marlos Francisco de Souza Araujo

Mauricio Gomes Maciel

Paulo Aparecido dos Santos

Paulo Manuel Taveira de Oliveira Ferreira

Roberto de Jesus Paris

Waldemar Ruggiero Júnior

Directors

Albert Adell Roso

Alexandre Cesar Pinheiro Quercia

Antranik Haroutiounian

Carlos Alberto Alástico

Carlos Henrique Villela Pedras

Carlos Leibowicz

Edilson Dias dos Reis

Edmir José Domingues

Fernando Freiberger

Fernando Honorato Barbosa

Gilvandro Matos Silva

Jefferson Ricardo Romon

José Augusto Ramalho Miranda

José Gomes Fernandes

Julio Cardoso Paixão

Klayton Tomaz dos Santos

Manoel Guedes de Araujo Neto

Marcos Antônio Martins

Nairo José Martinelli Vidal Júnior

Nilton Pereira dos Santos Junior*

Oswaldo Tadeu Fernandes

Paulo Eduardo Waack

Roberto França

Roberto Medeiros Paula

Romero Gomes de Albuquerque

Victor Rosa Marinho de Queiroz

Regional Officers

Ademir Aparecido Correa Junior

Alberto do Nascimento Lemos

Almir Rocha

Altair Luiz Guarda

Altair Naumann

Amadeu Emilio Suter Neto

Antonio Piovesan

César Cabús Berenguer Silvany

Delvair Fidêncio de Lima

Francisco Assis da Silveira Junior

Francisco Henrique França Fernandes

Geraldo Dias Pacheco

João Alexandre Silva

João Pedro da Silva Villela

Joel Queiroz de Lima

José Flávio Ferreira Clemente

José Roberto Guzela

Luís Francisco da Silva Júnior

Nelson Veiga Neto

Osmar Sanches Biscuola

Paulo Roberto Andrade de Aguiar

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee

Milton Matsumoto - Coordinator

Paulo Roberto Simões da Cunha – Financial Expert

Wilson Antonio Salmeron Gutierrez

Paulo Ricardo Satyro Bianchini*

Compensation Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Valdirene Soares Secato (non-Manager)

Non-Statutory Committees

Compliance and Internal Control Committee

Carlos Alberto Rodrigues Guilherme - Coordinator

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

André Rodrigues Cano

Moacir Nachbar Junior

Clayton Camacho

Edilson Wiggers

Frederico William Wolf

Marlos Francisco de Souza Araujo

Ethical Conduct Committee

Carlos Alberto Rodrigues Guilherme - Coordinator

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Clayton Camacho

Edilson Wiggers

Frederico William Wolf

Glaucimar Peticov

Nairo José Martinelli Vidal Júnior

Integrated Risk Management Committee and Capital Allocation

André Rodrigues Cano - Coordinator

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

Moacir Nachbar Junior

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Marlos Francisco de Souza Araujo

Vinicius José de Almeida Albernaz

Risk Committee

José Alcides Munhoz - Coordinator

Carlos Alberto Rodrigues Guilherme

André Rodrigues Cano

Succession Planning and Nomination Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Octavio de Lazari Junior

André Rodrigues Cano

Glaucimar Peticov

Sustainability and Diversity Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Denise Pauli Pavarina

Moacir Nachbar Junior

Eurico Ramos Fabri

Glaucimar Peticov

Marcos Aparecido Galende

Committee to the Chief Executive Officer

Executive Disclosure Committee

Denise Pauli Pavarina - Coordinator

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Moacir Nachbar Junior

Antonio José da Barbara

Carlos Wagner Firetti

Marcelo Santos Dall’Occo

Marcos Aparecido Galende

Oswaldo Tadeu Fernandes

Haydewaldo Roberto Chamberlain da Costa

Fiscal Consil

Sitting Members

Ariovaldo Pereira - Coordinator

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Deputy Members

Jorge Tadeu Pinto de Figueiredo

Nilson Pinhal

Renaud Roberto Teixeira

Reginaldo Ferreira Alexandre

Ombudsman Department

Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department

Oswaldo Tadeu Fernandes

Accountant– CRC 1SP271968/O-5

* Process in the process of homologation by the Central Bank

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Independent Auditors’ Report on the Consolidated Financial Statements

To

Shareholders and Board of Directors of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the interim consolidated financial information of Banco Bradesco S.A. ("Bradesco" or "Bank"), which comprise the consolidated balance sheet as of September 30, 2018 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management of Bradesco is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Statement of Added Value

The consolidated interim accounting information related to the Statement of Added Value for the nine-month period ended September 30, 2018 prepared under the responsibility of Bradesco's management, whose presentation is not required by the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed in conjunction with the review of Bradesco's interim consolidated financial information. For our conclusion, we assess whether this statement is reconciled with the interim accounting information and with the accounting records, as applicable, and whether its form and content comply with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that would lead us to believe that the Statement of Added Value was not prepared, in all material respects, in a manner consistent with the interim consolidated accounting information taken as a whole.

Osasco, October 30, 2018

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the first semester of 2018, and based on: (i) the Independent Auditors’ Report on that date; (ii) the technical feasibility study for use of deferred tax assets, prepared by Bradesco's Management, in compliance with provisions established by Instruction No. 371/02, of Brazilian Securities and Exchange Commission - CVM; the Resolutions No. 3,059/02 and No. 3.355/06, both of National Monetary Council; and the Circular Letter No. 3,171/02, of the Brazilian Central Bank, and in view of the report of KPMG Auditores Independentes, presented without qualification, are of the opinion that the stated documents examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, October 30, 2018.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Bradesco  143

For further information, please contact:

Board of Executive Officers

Denise Pauli Pavarina

Director Executive Manager and Investor Relations Officer

Phone.: (11) 3684-4011

Fax.: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone.: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

Brazil

www.bradescori.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.